  As filed with the Securities and Exchange Commission on June 13, 2001

                                                Registration No. 333-58890

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO

                                 FORM S-1

                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933

                                ---------------
                              IWO Holdings, Inc.
            (Exact name of registrant as specified in its charter)

            Delaware                              4812                            14-1818487
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)           Identification Number)

                                ---------------

                           319 Great Oaks Boulevard
                            Albany, New York 12203

                              (518) 862-6000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                               Steven M. Nielsen
                     President and Chief Executive Officer
                              IWO Holdings, Inc.

                         319 Great Oaks Boulevard
                            Albany, New York 12203

                              (518) 862-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:

                           E. Michael Greaney, Esq.
                             Joerg H. Esdorn, Esq.
                          Gibson, Dunn & Crutcher LLP
                                200 Park Avenue
                           New York, New York 10166
                                (212) 351-4000
                             (212) 351-4035 (fax)
                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JUNE 13, 2001

PROSPECTUS
    , 2001


                              [LOGO] INDEPENDENT
                                     WIRELESS ONE


                               IWO Holdings, Inc.

                   Warrants to Purchase Class C Common Stock

                              Class C Common Stock

                                  -----------

The Offering:

  This prospectus relates:

  . to the sale of up to 160,000 warrants to purchase shares of our non-voting class C common stock by the holders named under the heading "Selling Holders" in this prospectus or in an accompanying supplement to this prospectus; and

  . to our offer and sale of 2,000,040 shares of the class C common stock to be issued upon the exercise of the warrants.

  All of the warrants and shares of our class C common stock being registered may be offered and sold from time to time by the named holders. We will not receive any proceeds from the sale of the warrants. We will receive proceeds from the exercise of warrants exercised for cash.

Trading Market:

  There is no public market for the warrants or the shares of class C common stock to be issued upon exercise of the warrants. We do not intend to apply, and are not obligated to apply, for listing of the warrants or our class C common stock on any securities exchange or any automated quotation system.

Risk Factors:

  See the section entitled "Risk Factors" beginning on page 4 of this prospectus for a discussion of the risks that you should consider before purchasing the warrants and/or shares of class C common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities and exchange commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   4
Forward-Looking Statements...............................................  16
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Selected Historical Consolidated Financial Data..........................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  31
Our Agreements with Sprint PCS...........................................  48
Management...............................................................  57
Principal Stockholders...................................................  64
Certain Transactions.....................................................  68
Regulation of the Wireless Telecommunications Industry...................  72
Selling Holders..........................................................  78
Description of Warrants..................................................  86
Description of Certain Indebtedness......................................  90
Description of Capital Stock.............................................  95
Material United States Federal Tax Considerations........................ 103
Plan of Distribution..................................................... 108
Legal Matters............................................................ 110
Experts.................................................................. 110
Where You Can Find More Information...................................... 110
Index to Consolidated Financial Statements............................... F-1

                               ----------------

   You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                               PROSPECTUS SUMMARY

   This summary contains basic information about us and offering but may not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents we refer you to.

   All references to shares of common stock in this prospectus give effect to a 30-for-one stock split which was effected on November 27, 2000.

                                  IWO Holdings

Overview

   We provide digital wireless personal communications services, commonly referred to as PCS, and related products in a region in the northeastern United States comprising approximately 6.1 million residents. We are one of 15 companies, which we believe are unrelated to each other and to Sprint PCS, that have entered into agreements with Sprint PCS to provide Sprint PCS products and services in their territories. Sprint PCS commonly refers to us and these other companies participating in its Sprint PCS network program as affiliates. Sprint PCS operates the largest all-digital, all-PCS wireless network in the United States, already serving more than 300 metropolitan markets including more than 4,000 cities and communities across the country. Sprint PCS has licenses covering more than 280 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. We have the exclusive right to use the Sprint PCS-owned spectrum in our territory for all wireless communications services for voice, data and Internet. Sprint PCS currently owns 30 megahertz of spectrum throughout our territory.

   Our territory is located in 20 contiguous markets across upstate New York, New Hampshire (other than the Nashua market), Vermont, and portions of Massachusetts and Pennsylvania. Our territory includes the cities of Albany and Syracuse, New York and Manchester, New Hampshire.

   We added nearly 37,000 net new subscribers in 2000 and as of March 31, 2001 provided service to approximately 92,000 subscribers. In March 2000, we purchased a network from Sprint PCS for $84.3 million that covered approximately 2.5 million residents or 41% of the residents in our territory. Our network covered approximately 2.7 million residents or 45% of the residents in our territory at the end of 2000, and we expect our network to cover approximately 4.4 million residents or 72% of the residents in our territory by the end of 2001 and approximately 4.7 million residents or 77% of the residents in our territory by the end of 2002. The number of residents we expect our network to cover represents our potential market and not the number of our estimated customers.

   After giving effect to our acquisition of the Albany, Syracuse and Manchester markets from Sprint PCS, pro forma 1999 revenues were $23.4 million and pro forma 1999 net loss was $39.1 million. We began operations on January 5, 2000 and, accordingly, we have limited operations, limited revenues, significant losses, substantial future capital requirements and an expectation of continued significant losses. Net loss in 2000 was $50.1 million and cash used in operations during 2000 was $20.0 million. We expect to have negative cash flow through 2003, during which year we expect to achieve positive cash flow.

Our Business Strategy

   We intend to:

  . capitalize on our Sprint PCS affiliation;

  . build a high quality personal communications services network;

  . execute an integrated marketing strategy, including marketing and build-out opportunities with local independent telephone companies that operate in our territory;

  . develop an efficient operating structure; and

  . pursue selective acquisitions.

                                ----------------

   We are a Delaware corporation. Our principal executive offices are located at 319 Great Oaks Boulevard, Albany, New York 12203, and our telephone number is (518) 862-6001.

                     The Warrants and Class C Common Stock

 Warrants and Class C Common Stock
  Offered.........................  160,000 warrants which entitle the holders to purchase an aggregate of 2,000,040
                                    shares of our class C common stock,
                                    representing an aggregate of approximately
                                    4.5% of our issued and outstanding common
                                    stock of all classes on a fully diluted
                                    basis, assuming the exercise of the offered
                                    warrants and all outstanding options and
                                    existing warrants to purchase common stock
                                    of all classes.

 Exercise Price...................  Each warrant entitles the holder to purchase 12.50025 shares of our class C
                                    common stock at an exercise price of $7.00
                                    per share, subject to adjustment as
                                    provided in the warrant agreement.

 Exercise.........................  The warrants may be exercised at any time on or after February 15, 2002 and prior to
                                    January 15, 2011. Warrants that are not
                                    exercised by January 15, 2011 will expire.

 Separability.....................  Each of the warrants was issued as part of a unit consisting of $1,000 principal
                                    amount of our 14% senior notes due 2011 and
                                    one warrant. The notes and the warrants
                                    will become separately transferable on the
                                    date on which the registration statement
                                    for this offering is declared effective
                                    under the Securities Act.

 Offering Expenses................  We have agreed to bear specific expenses in connection with the registration and sale
                                    of the warrants and shares of class C
                                    common stock issuable upon exercise of the
                                    warrants being offered by the selling
                                    holders.

                                  RISK FACTORS

   In addition to the information contained elsewhere in this prospectus, you should carefully consider the following risk factors before purchasing either the warrants or class C common stock being offered.

Risks Relating to This Offering

   The warrants and the class C common stock underlying the warrants may not have an active market and the price may be volatile, so you may be unable to sell your securities at the price you desire or at all.

   We cannot ensure that a liquid market will develop for the warrants or the class C common stock underlying the warrants that you will be able to sell any of these securities at a particular time if at all or that the prices that you receive when you sell will be favorable. There is currently no public market for the warrants or class C common stock underlying the warrants, and there can be no assurance that a market will develop. The initial purchasers of the warrants and our 14% senior notes due 2011 advised us at the time of their purchase that they intended to make a market in the units until the separation date, and thereafter in the notes and warrants, but they were not obligated to do so. These initial purchasers may discontinue any market-making in the securities at any time in their sole discretion. Future trading prices of the securities will depend on many factors, including our operating performance and financial condition and the market for similar securities.

   You may not receive a return on investment in the warrants through either dividends paid on the class C common stock or the exercise of your warrants and sale of your shares.

   We do not anticipate paying any cash dividends on the class C common stock in the foreseeable future. Instead, we intend to retain future earnings to fund our growth. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends. Therefore, you will not receive a return on your investment in the class C common stock underlying our warrants by exercising them and receiving a payment of dividends of the class C common stock.

   You will not be able to resell your warrants, exercise your warrants and sell the underlying shares of class C common stock without an effective registration statement or exemption from the registration requirement.

   You will be able to sell your warrants, exercise your warrants and sell the underlying shares of class C common stock only if a registration statement relating to these securities is then in effect, or if the transaction is exempt from the registration requirements of the Securities Act, and the securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the purchaser of the securities resides.

Risks Particular to Our Relationship with Sprint PCS

   If we materially breach our management agreement, Sprint PCS may terminate the agreement and purchase our operating assets at a discount to market value without further stockholder approval, and we would no longer be able to offer Sprint PCS services.

   Since we do not own any licenses to operate a wireless network, our ability to offer Sprint PCS products and services and our network's operation are dependent on our agreements with Sprint PCS not being terminated.

   We must comply with our obligations under the management agreement. For example, we must meet stringent build-out criteria requiring us to provide network coverage to a minimum network coverage area within specified time frames. We must also meet strict technical program requirements such as:

  .  the percentage of time our network is up;

  .  the percentage of dropped calls;

  .  the ratio of blocked call attempts to total call attempts;

  .  the ratio of call origination to termination failures; and

  . transport requirements for links between our cell sites and switches and between our switches and the public telephone system.

   Any material breach of our obligations under the management agreement could lead to a termination. If the management agreement is terminated, we will no longer be able to offer Sprint PCS products and services, and we may be required to sell our operating assets to Sprint PCS. This sale may take place without further stockholder approval and for a price equal to 72% of our entire business value. Our entire business value includes the value of our right to use the spectrum licenses in our markets, our business operations and other assets. The provisions of our management agreement that allow Sprint PCS to purchase our operating assets at a discount could adversely affect the value of our common stock, may limit our ability to sell our business and may reduce the price a buyer would be willing to pay for our business. See "Our Agreements with Sprint PCS--The Management Agreement."

   We may encounter difficulties in completing the build-out of our network required under our management agreement, which could increase costs and delay completion of our build-out.

   We may experience difficulty in obtaining access to radio communications sites, commonly referred to as cell sites, due to difficulty in obtaining local regulatory approvals or other reasons. This may delay the build-out of our portion of the Sprint PCS network. As part of our build-out, we must successfully lease or otherwise retain rights to a sufficient number of cell sites and switching facilities, build out the physical infrastructure and complete the purchase and installation of equipment. We expect a majority of our cell sites to be located on facilities shared with one or more wireless providers. The termination of these cell site agreements would significantly increase the costs of our build-out. Some of the cell sites are likely to require us to obtain zoning variances or other local governmental or third party approvals. The local governmental authorities in various locations in our markets have, at times, placed moratoriums on the construction of additional cell sites. Moreover, we may have to make changes to our network design as a result of difficulties in the site acquisition process. We must also meet the technical standards described in our management agreement in connection with the build-out of our network. Additionally, the Federal Communications Commission requires that our network must not interfere with the operations of microwave radio systems, and we and Sprint PCS may be required to relocate incumbent microwave operations to enable us to complete our build-out. Any difficulty in constructing our portion of the Sprint PCS network may increase our costs, affect our ability to provide services in our markets on a schedule consistent with our current business plan, limit our network capacity or reduce the number of new Sprint PCS subscribers. Any significant delays resulting from this difficulty may constitute a breach of our management agreement with Sprint PCS that could lead to a termination.

   We would suffer from any failure of Sprint PCS to perform its obligations under our management agreement. In addition, if we terminate the agreement because of this failure or because of any other event of termination caused by Sprint PCS, we have only limited rights upon a termination.

   We are dependent on Sprint PCS' ability to perform its obligations under our agreements. The failure of Sprint PCS to perform its obligations under our management agreement would substantially reduce our revenues, create difficulty in obtaining important financial or subscriber information or severely restrict our ability to conduct our business. In addition, if we terminate the agreement because of this failure or because of any other event of termination caused by Sprint PCS, we will no longer be able to offer Sprint PCS products and services, and our only remedy would be to require Sprint PCS to purchase our operating assets for a price equal to 80% of our entire business value or to require Sprint PCS to assign to us up to 10 megahertz of its licensed spectrum for a price equal to 10% of our entire business value or Sprint PCS' original cost plus microwave relocation costs, whichever is greater. See "Our Agreements with Sprint PCS--The Management Agreement--Rights on Termination."

   We may not receive as much Sprint PCS travel revenue as we anticipate because more of our subscribers may travel on other networks, fewer of Sprint PCS' and its affiliates' subscribers may travel on our network or Sprint PCS may change the rate we receive.

   We are paid a fee from Sprint PCS for every minute that a Sprint PCS subscriber based outside of our markets uses the Sprint PCS network in our markets. Similarly, we pay a fee to Sprint PCS for every minute that a Sprint PCS subscriber based in our markets uses the Sprint PCS network outside our markets. Sprint PCS customers from our markets may spend more time in other Sprint PCS coverage areas than we anticipate and Sprint PCS customers from outside our markets may spend less time in our markets or may use our services less than we anticipate. As a result, we may receive less Sprint PCS inbound travel revenue than we anticipate or we may have to pay more Sprint PCS outbound travel fees than the inbound travel revenue we collect. For the year ended December 31, 2000, our inbound travel revenues represented 31% of our total revenues. We expect this percentage to decrease significantly as we complete our network build and acquire more subscribers, but to continue to represent a substantial portion of our total revenues in the future. Our outbound travel fees currently substantially exceed our inbound travel revenues. Sprint PCS has agreed not to charge us for this excess until January 1, 2003, after which we will incur losses to the extent of this excess.

   In addition, under our agreements with Sprint PCS, Sprint PCS can change the current fee we receive or pay for each Sprint PCS travel minute. A unilateral change by Sprint PCS in the inbound travel revenue we are paid could substantially decrease our revenues and profitability. For more information, see "Business--Products and Services--Traveling and Roaming."

   The inability to use Sprint PCS' support services could disrupt our business and increase our operating costs.

   We rely on Sprint PCS' internal support systems, including customer care, customer activation, billing and other administrative support. Our operations could be disrupted if Sprint PCS is unable to maintain and expand these back office services or to efficiently outsource those services and systems through third-party vendors. It is likely that problems with Sprint PCS' internal support systems could cause:

  .  delays or problems in our own operations or service;

  . delays or difficulty in gaining access to customer and financial information;

  .  a loss of Sprint PCS customers; and

  .  an increase in the costs of those services.

   Our services agreement with Sprint PCS provides that, upon nine months' prior written notice, Sprint PCS may terminate any service that we purchase from Sprint PCS. We do not have a contingency plan if Sprint PCS terminates any service it provides. If Sprint PCS terminates a service for which we have not developed a cost-effective alternative or increases the amount it charges us for these services, our operating costs may increase beyond our expectations and our operations may be interrupted or restricted.

   We rely on the use of the Sprint PCS brand name and logo to market our services, and a loss of use of this brand and logo or a decrease in the market value of this brand and logo would hinder our ability to market our products.

   The Sprint PCS brand and logo is highly recognizable. If we lose our rights to use the Sprint PCS brand and logo under our trademark and service mark license agreements, or if Sprint PCS makes business decisions which adversely affect the Sprint PCS brand and logo, we would lose the advantages associated with marketing efforts conducted by Sprint PCS. Potential customers may not recognize our brand readily and we may have to spend significantly more money on advertising to create brand recognition. See "Our Agreements with Sprint PCS--The Trademark and Service Mark License Agreements."

   Sprint PCS' roaming arrangements may not be competitive with other wireless service providers, which may restrict our ability to attract and retain customers.

   We rely on Sprint PCS' roaming arrangements with other wireless service providers for coverage in some areas. Some risks related to these arrangements are as follows:

  . the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by the Sprint PCS network;

  . the price of a roaming call may not be competitive with prices of other wireless companies for roaming calls;

  . customers may have to use a more expensive dual-frequency handset that is both digital and analog capable and has diminished standby and talk-time capacities;

  . customers must end a call in progress and initiate a new call when leaving the Sprint PCS network and entering another wireless network; and

  . Sprint PCS customers may not be able to use Sprint PCS' advanced features, such as voicemail notification, while roaming.

   If Sprint PCS customers are not able to roam instantaneously or efficiently onto other wireless networks, we may lose current Sprint PCS subscribers and our Sprint PCS services will be less attractive to new customers.

   Sprint PCS may make business decisions that would not be in our best interest.

   Under our management agreement, Sprint PCS has a substantial amount of control over the conduct of our business. Conflicts between us and Sprint PCS may arise, and because Sprint PCS owes us no duties except as set forth in the management agreement, these conflicts may not be resolved in our favor. Accordingly, Sprint PCS may make decisions that adversely affect our business, such as the following:

  . Sprint PCS prices its national plans based on its own objectives and could set price levels that may not be economically sufficient for our business;

  . Sprint PCS could change the amount it charges us to perform support services;

  . we must obtain Sprint PCS' consent to sell non-Sprint PCS approved equipment, which consent could be withheld;

  . Sprint PCS may alter its network and technical requirements, which could result in increased equipment and build-out costs; and

  . Sprint PCS may request that we build out additional areas within our markets, which if we undertake, could result in less return on investment, and which if we decline to undertake, could result in Sprint PCS terminating the management agreement and forcing us to sell our operating assets to Sprint PCS at a discount to market value without further stockholder approval.

   Provisions of our management agreement with Sprint PCS may diminish our value and restrict the sale of our business.

   Sprint PCS must approve any change of control of our ownership and consent to any assignment of our management agreement with Sprint PCS. Sprint PCS has a right of first refusal if we decide to sell our operating assets to a third party. We are also subject to a number of restrictions on the transfer of our business including a prohibition on the sale of us or our operating assets to competitors of Sprint or Sprint PCS. These restrictions and other restrictions in our management agreement with Sprint PCS could adversely affect the value of our common stock, may limit our ability to sell the business, may reduce the price a buyer would be willing to pay for our business and may reduce our entire business value.

   If Sprint PCS does not maintain control over its licensed spectrum, our management agreement with Sprint PCS may be terminated.

   Sprint PCS, not us, owns the licenses necessary to provide wireless services in our markets. The Federal Communications Commission requires that licensees like Sprint PCS maintain control of their licensed systems and not delegate control to third-party operators or managers like us. If the Federal Communications Commission were to determine that our management agreement with Sprint PCS needs to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreement to comply with applicable law. If we cannot agree with Sprint PCS to modify the agreement, it may be terminated. If the agreement is terminated, we would no longer be a part of the Sprint PCS network and we would be unable to conduct our business.

   The Federal Communications Commission may not renew the Sprint PCS licenses, which would prevent us from providing wireless services.

   We do not own any licenses to operate wireless networks. We are dependent on Sprint PCS' licenses, which are subject to renewal and revocation. Sprint PCS' licenses in our markets will expire in June 2005, but may be renewed for additional ten-year terms. The Federal Communications Commission has adopted specific standards that apply to wireless personal communications services license renewals which, in the event of a comparative proceeding with competing applications, includes the award of a renewal expectancy to Sprint PCS upon its showing of "substantial service" during the past license term. Any failure by Sprint PCS or us to comply with these standards could cause nonrenewal of the Sprint PCS licenses for our markets. Additionally, if Sprint PCS does not demonstrate to the Federal Communications Commission that Sprint PCS has met the five-year and ten-year construction requirements for each of its wireless personal communications services licenses, it can lose the affected licenses and be ineligible to regain them.

   If Sprint PCS does not complete the construction of its nationwide personal communications services network, we may not be able to attract and retain customers.

   Sprint PCS currently intends to cover a significant portion of the population of the United States, Puerto Rico and the U.S. Virgin Islands by creating a nationwide personal communications services network through its own construction efforts and those of its affiliates. Sprint PCS is still constructing its nationwide network and does not offer personal communications services, either on its own network or through its roaming agreements, in every city in the United States. Sprint PCS has entered into, and anticipates entering into, management agreements similar to ours with companies in other markets under its nationwide personal communications services build-out strategy. Our results of operations are dependent on Sprint PCS' network and, to a lesser extent, on the networks of its other affiliates. Sprint PCS' and its affiliates' networks may not provide nationwide coverage to the same extent as its competitors which could adversely affect our ability to attract and retain customers.

   If Sprint PCS does not renew our management agreement, our ability to conduct our business would be severely restricted.

   Our management agreement with Sprint PCS is not perpetual. Sprint PCS can choose not to renew the agreement at the expiration of the 20-year initial term or any ten-year renewal term. Our agreement with Sprint PCS terminates in all events in 50 years. If Sprint PCS decides not to renew the management agreement or terminates it in accordance with its terms, we would no longer be a part of the Sprint PCS network and it would severely restrict our ability to conduct our business.

Other Risks Particular to Us

   If we do not successfully manage our anticipated rapid growth, we may not be able to complete our entire network by our target date, if at all.

   Our performance as a personal communications services provider will depend on our ability to manage successfully the network build-out process, implement operational and administrative systems, expand our base of employees, and train and manage our employees, including engineering, marketing and sales personnel. We will require expenditures of significant funds for the development, construction, testing and deployment of our personal communications services network before expanding commercial operations. These activities are expected to place significant demands on our managerial, operational and financial resources.

   The management of our anticipated growth will require, among other things:

  .  continued development of our operational and administrative systems;

  .  control of costs of network build-out;

  . integration of our network infrastructure with the rest of the Sprint PCS network;

  .  increased marketing activities;

  . the ability to attract and retain qualified management, technical and sales personnel; and

  .  the training of new personnel.

   Failure to successfully manage our expected rapid growth and development could impair our ability to achieve profitability and expand the coverage in our markets.

   We will have substantial debt which may have a number of important consequences for our operations.

   We currently have $240.0 million of senior credit facilities and as of March 31, 2001 borrowed $110.0 million under these facilities. In December 2000 we amended our $240.0 million senior credit facilities to provide that, subject to specified conditions, we may request an increase of $25.0 million in available borrowings on or prior to March 31, 2002. No lender is obligated to subscribe to this new commitment. We also have $160.0 million in outstanding 14% senior notes due 2011. As a result, we have a substantial amount of long-term debt. See "Description of Certain Indebtedness."

   The substantial amount of our debt will have a number of important consequences for our operations, including the following:

  . we will have to dedicate a substantial portion of any cash flow from operations to the payment of interest on, and principal of, our debt, which will reduce funds available for other purposes;

  . we may not be able to obtain additional financing for currently unanticipated capital expenditures, working capital requirements and other corporate purposes;

  . our senior credit facilities place restrictions on our ability to incur additional debt or issue additional equity without our lenders' consent;

  . borrowings under our senior credit facilities will be at variable rates of interest, which would result in higher interest expense in the event of increases in market interest rates; and

  . we may be unable to refinance our senior credit facilities on terms reasonably satisfactory to us.

   We may not achieve or sustain operating profitability or positive cash flow from operating activities.

   We expect to incur significant operating losses and to generate significant negative cash flow until at least 2003 while we develop and construct our personal communications services network and build our customer base. Our operating profitability will depend upon many factors, including, among others, our ability to market our services successfully, achieve our projected market penetration and manage customer turnover rates effectively. Our expectation of becoming cash flow positive during 2003 is based upon our current business model. Our business model is based, in large part, upon our expectations as to future events, including future costs and revenues. We are a new company with a limited operating history upon which to base our model. We may not become cash flow positive during 2003 for numerous reasons, including the risks identified in this prospectus. If we do not achieve and maintain operating profitability and positive cash flow on a timely basis, we may not be able to meet our debt service requirements.

   We may need more capital than we currently project to build out our portion of the Sprint PCS network and fund our business plan.

   The build-out of our portion of the Sprint PCS network will require substantial capital. Additional funds could be required for a variety of reasons, including unanticipated capital expenditures, expenses or operating losses. In addition, we may need additional funding if we bring in new customers more quickly than expected because the up-front costs associated with new customers will likely exceed the initial revenue generated by these customers. Additional funds may not be available. Even if those funds are available, we may not be able to obtain them on a timely basis, on terms acceptable to us or within limitations permitted by the covenants under our senior credit facilities. Failure to obtain additional funds, should the need for them develop, could result in the delay or abandonment of our development and expansion plans. If we do not have sufficient funds to complete our build-out, we may be in breach of our management agreement with Sprint PCS or in default under our senior credit facilities.

   Our lenders could control our assets if we default on our debt.

   Due to the liens on substantially all of our assets that secure our senior credit facilities, our lenders may control our assets upon a default. Our failure to make payments on our debt would constitute a default. Our ability to make these payments depends upon our future operating performance which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If our cash flow is insufficient, we may be forced to take actions such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. None of these actions may be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. Our senior credit facilities limit our ability to take several of these actions. Under our current business plan, we expect to incur substantial debt before achieving positive cash flow. Our failure to generate sufficient funds to pay our debts or to successfully undertake any of these actions could, among other things, result in our lenders controlling our assets.

   If we do not meet all of the conditions required under our senior credit facilities, we may not be able to borrow all of the funds we anticipate receiving and may not be able to complete the build-out of our portion of the Sprint PCS network.

   Our anticipated future borrowings under our senior credit facilities will be subject at each funding date to several conditions, including:

  . acquiring minimum numbers of Sprint PCS subscribers and achieving minimum network coverage on schedule; and

  .  adhering to financial and performance related covenants.

   If we do not meet these conditions, among others, at each funding date, our lenders may choose not to lend any or all of the remaining amounts. If other sources of funds are not available, we may be unable to complete the build-out of our portion of the Sprint PCS network. If we do not have sufficient funds to complete our network build-out, we may be in breach of our management agreement with Sprint PCS and be in default under our senior credit facilities.

   If we default under our senior credit facilities, our lenders may declare our debt immediately due and payable and Sprint PCS may force us to sell our assets without stockholder approval.

   Our senior credit facilities require that we comply with specified financial ratios and other performance covenants. If we fail to comply with these covenants or we default on our obligations under our senior credit facilities, our lenders may accelerate the maturity of our debt. If our lenders accelerate our debt, Sprint PCS has the option to purchase our operating assets at a discount to market value and assume our obligations under the senior credit facilities, without further stockholder approval. If Sprint PCS does not exercise this option, our lenders may sell our assets to third parties without approval of our stockholders. If Sprint PCS provides notice to our lenders that we are in breach of our management agreement with Sprint PCS and, as a result, our obligations under the senior credit facilities are accelerated and Sprint PCS does not elect to operate our business, our lenders may designate a third party to operate our business without the approval of our stockholders.

   Our indebtedness will place restrictions on us which may limit our operating flexibility and our ability to engage in some transactions.

   The indenture governing the notes and our senior credit facilities both impose material operating and financial restrictions on us. These restrictions, subject to exceptions in the ordinary course of business, may limit our ability to engage in some transactions, including the following:

  .  designated types of mergers or consolidations;

  .  creating liens;

  .  paying dividends or other distributions to our stockholders;

  .  making investments;

  .  selling assets;

  .  repurchasing our common stock;

  .  changing lines of business;

  .  borrowing additional money; and

  .  transactions with affiliates.

   These restrictions could limit our ability to obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding debt, consummate acquisitions for cash or debt or react to changes in our operating environment.

   We will be in default under our indebtedness if we fail to pass financial and business tests.

   Our senior credit facilities require us to maintain specified financial ratios and to satisfy specified tests, including tests relating to:

  .  minimum covered population;

  .  minimum number of subscribers to our services; and

  .  minimum annualized revenues.

   If we fail to satisfy any of the financial ratios and tests, we could be in default under our senior credit facilities. An event of default may prohibit us from paying liquidated damages should we fail to maintain the effectiveness of the registration statement of which this prospectus forms a part.

   Because we depend heavily on outsourcing, the inability of third parties to fulfill their contractual obligations to us may disrupt our services or the build-out of our portion of the Sprint PCS network.

   Because we outsource portions of our business, we depend heavily on third-party vendors, suppliers, consultants, contractors and local telephone and utility companies. We have retained those persons to:

  .  design and engineer our systems;

  .  design and construct retail stores;

  . obtain permits for the construction of base stations, switch facilities and towers;

  .  construct cell sites and switching facilities;

  .  obtain cell site leases;

  .  install transmission lines; and

  .  deploy our wireless personal communications services network systems.

   The failure by any of our vendors, suppliers, consultants, contractors or local telephone and utility companies to fulfill their contractual obligations to us could materially delay construction and disrupt the operations of our portion of the Sprint PCS network.

   In addition, we lease a portion of the cell sites for our network systems through master lease agreements with communication site management companies. Many of the companies, in turn, have separate leasing arrangements with each of the owners of the sites. If these companies were to become insolvent or were to breach those arrangements, we may lose access to those cell sites and experience extended service interruption in the areas serviced by those sites.

   We may not be able to respond effectively to the significant competition in the wireless communications services industry or keep pace with our competitors in the introduction of new products, services and equipment, which could impair our ability to attract new customers.

   Our dependence on Sprint PCS to develop competitive products and services and the requirement that we obtain Sprint PCS' consent to sell non-Sprint PCS approved equipment may limit our ability to keep pace with our competitors in the introduction of new products, services and equipment. Additionally, we expect existing cellular providers will upgrade their systems and provide expanded, digital services to compete with the Sprint PCS products and services we offer. These wireless providers require their customers to enter into long-term contracts, which may make it more difficult for us to attract customers away from them. Sprint PCS generally does not require its customers to enter into long-term contracts, which may make it easier for other wireless providers to attract customers away from us.

   We may not be able to compete with larger, more established wireless providers who have resources to competitively price their products and services, which could result in a reduction of our subscribers.

   We compete with several wireless providers, some of which have an infrastructure in place and have been operational for a number of years. Our major competitors include Verizon Wireless, Cingular Wireless (a joint venture formed by SBC Communications and BellSouth), AT&T Wireless, Nextel Communications/Nextel Partners and VoiceStream Wireless. Some of our competitors:

  . have substantially greater financial, technological, marketing and sales and distribution resources than us;

  . have more extensive coverage in specific areas of our markets and have broader regional coverage than us;

  . have or may obtain access to more licensed spectrum than the amount licensed to Sprint PCS in most of our territory and therefore will be able to provide greater network call volume capacity than our network to the extent that network usage begins to reach or exceed the capacity of our licensed spectrum; and

  . may market other services, such as traditional telephone service, cable television access and access to the Internet, with their wireless communications services.

   We may be unable to compete successfully with these larger competitors who have substantially greater resources or who offer more services than we do to a larger subscriber base, which could result in a reduction in new subscribers.

   We may not be able to respond to the recent trend toward consolidation of the wireless communications industry or compete with potential acquirers for acquisitions, which could result in a reduction of our subscribers, decline in prices for our products and services and dilution to our stockholders if we issue our common stock in acquisitions.

   There has been a recent trend in the wireless communications industry toward consolidation of wireless service providers through joint ventures, mergers and acquisitions. We expect this consolidation to lead to larger competitors over time. Several large competitors already exist, such as AT&T Wireless with nearly 16 million subscribers, Verizon Wireless with over 27 million subscribers and Cingular Wireless with over 19 million subscribers. We may not be able to respond to pricing pressures that may result from a consolidation in our industry, which could result in a reduction of new subscribers or cause market prices for our products and services to continue to decline.

   If we expand our operations through acquisitions, we will compete with other potential acquirers, some of which may have greater financial or operational resources than us. If we issue shares of our common stock in connection with any acquisition, this may result in dilution to our stockholders. In addition, we may not be able to participate in any Sprint PCS affiliate consolidation, which may adversely affect the value of our common stock.

   We may have difficulty in obtaining handsets and equipment, which could cause delays and increased costs in the build-out of our network.

   We currently purchase all handsets and equipment through Sprint PCS. The demand for the equipment we require to construct our portion of the Sprint PCS network is considerable and manufacturers of this equipment have substantial order backlogs. In addition, the demand for specific types of handsets is strong and the manufacturers of those handsets may have to distribute their limited supply or products among the manufacturers' numerous customers. If Sprint PCS modifies its handset logistics and delivery plan or if we are not able to continue to rely on Sprint PCS' relationships with suppliers and vendors, some of which provide us with vendor discounts on equipment, we could have difficulty obtaining specific types of handsets and equipment in a timely manner and our equipment costs could increase. As a result, we could suffer delays in the build-out of our portion of the Sprint PCS network, disruptions in service and a reduction in subscribers.

   The technology we use has limitations and could become obsolete, which would require us to implement new technology at substantially increased costs and limit our ability to compete effectively.

   We intend to employ digital wireless communications technology selected by Sprint PCS for its network. Code division multiple access, known as CDMA, is a relatively new technology. CDMA may not provide the advantages expected by Sprint PCS. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology which, in turn, may require us to make changes at substantially increased costs.

   The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. If we are unable to keep pace with these technological changes, the technology used on our network may become obsolete. In addition, wireless carriers are seeking to implement a new "third generation," or "3G," technology throughout the industry. The 3G technology would support new wireless services, including multimedia mobile applications. We may not be able to implement the 3G technology successfully on a timely or cost-effective basis. See "Business--Technology."

   Our services may not be broadly used and accepted by consumers, which could reduce the amount of our new subscriber revenue.

   Personal communications services systems have a limited operating history in the United States. We may not cultivate demand by consumers in our markets for our personal communications services. Our inability to establish and successfully market personal communications services could reduce the amount of our new subscriber revenue.

   We may experience a high rate of customer turnover which would increase our costs of operations and reduce our revenue.

   Our strategy to reduce customer turnover may not be successful. The rate of customer turnover may be the result of several factors, including network coverage, reliability issues such as blocked calls and dropped calls, handset problems, non-use of phones, change of employment, the non-use of customer contracts, affordability, customer care concerns and other competitive factors. Price competition and other competitive factors could also cause increased customer turnover. A high rate of customer turnover could adversely affect our competitive position, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize some of the costs of initial purchases of handsets by customers.

   Unauthorized use of our network could disrupt our business.

   We will likely incur costs associated with the unauthorized use of our personal communications services network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming.

   Our projected build-out plan does not cover all of our territory, which could make it difficult to maintain a profitable customer base.

   Our projected build-out plan for our territory does not cover all areas of our territory. By the end of 2003, we expect to cover 77% of the resident population in our territory. As a result, our plan may not adequately serve the needs of the potential customers in our territory or attract enough subscribers to operate our business successfully. To correct this potential problem, we may have to cover a greater percentage of our territory than we anticipate, which we may not have the financial resources to complete or may be unable to do profitably.

   Investcorp S.A. and co-investors arranged by Investcorp which control us may take actions that conflict with your interests.

   Approximately 65.0% of the voting power of our outstanding common stock is held by Investcorp S.A. and co-investors arranged by Investcorp. Accordingly, the Investcorp investors control the power to elect our directors, to appoint new management and to approve many actions requiring the approval of our stockholders, such as adopting most amendments to our certificate of incorporation and approving mergers or sales of all or substantially all of our assets. The elected directors have the authority, subject to the terms of our debt, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions about our capital stock.

   Prior to exercise of the warrants, warrant holders will have no voting rights. Prior to any initial public offering by our company, holders of shares of class C common stock issued upon exercise of the warrants will have no voting rights. Even after an initial public offering, in which event our certificate of incorporation provides that all classes of our common stock will automatically be converted into one class of voting common stock, holders of these warrant shares will be unable to exercise voting control over matters requiring stockholder approval, including election of directors and approval of corporate transactions. The controlling stockholders may have no duty to protect the interests of the minority stockholders.

Risks Particular to Our Industry

   Use of hand-held phones may pose health risks, which could result in a reduction in subscribers and increased exposure to litigation.

   Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. The actual or perceived risk of radio frequency emissions from portable telephones could adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber and increased exposure to potential litigation.

   Regulation by government agencies and taxing authorities may increase our costs of providing service, require us to change our services or increase competition.

   The licensing, construction, use, operation, sale and interconnection arrangements of wireless telecommunication systems are regulated to varying degrees by the Federal Communications Commission, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and, depending on the jurisdiction, state and local regulatory agencies and legislative bodies. Adverse decisions regarding these regulatory requirements could negatively impact Sprint PCS' operations and our costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased income, sales, gross receipts or other tax costs or require us to alter the structure of our relationship with Sprint PCS. In addition, the Federal Communications Commission may license additional spectrum for new carriers, which would increase the competition we face.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains statements about future events and expectations, which are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements include:

  . forecasts of growth in the number of consumers using wireless personal communications services and in estimated number of residents;

  . statements regarding our plans for, and costs of the build-out of our portion of the Sprint PCS network;

  . statements regarding our future revenues, expense levels, liquidity and capital resources, operating losses and projections of when we will launch commercial wireless personal communications services, products and distribution channels in particular markets;

  . statements regarding expectations or projections about markets in our territory; and

  . other statements, including statements containing words such as "may," "might," "could," "would," "anticipate," "believe," "plan," "estimate," "project," "expect," "seek," "intend" and other similar words that signify forward-looking statements.

   These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Specific factors that might cause a difference include, but are not limited to:

  .  our dependence on our affiliation with Sprint PCS;

  . the need to successfully complete the build-out of our portion of the Sprint PCS network on our anticipated schedule;

  .  our dependence on Sprint PCS' back office services;

  .  our limited operating history and anticipation of future losses;

  .  our potential need for additional capital;

  .  the continued ability to borrow under our senior credit facilities;

  . our dependence on contractor and consultant services, network implementation and information technology support;

  .  our competition;

  . our potential inability to expand our services and related products in the event of substantial increases in demand in excess of supply for network and handset equipment and related services and products; and

  .  changes or advances in technology.

                                USE OF PROCEEDS

   All of the warrants offered under this prospectus are being sold by the warrant holders. We will not receive any proceeds from the sale of the warrants. Upon an exercise of the warrants for cash, we will receive the exercise price of the warrants. There is no assurance that all or any of the warrants will be exercised prior to their expiration nor any assurance of the timing of our receipt of exercise proceeds. Assuming that all of the warrants were exercised for cash, we would receive aggregate proceeds of approximately $14.0 million. We currently intend to use any proceeds to fund anticipated operating losses and working capital requirements.

                                DIVIDEND POLICY

   We intend to retain our future earnings, if any, to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Our future decisions concerning the payment of dividends on our common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as such other factors as the board of directors, in its sole discretion, may consider relevant. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends.

                                 CAPITALIZATION

   The following table shows the cash and cash equivalents position and our total capitalization as of March 31, 2001.

                                                             As of March 31,
                                                                  2001
                                                             ---------------
                                                             (Unaudited)
                                                             (In thousands)
Cash and cash equivalents...................................  $134,544
                                                              ========
Long-term debt:
  Senior credit facilities(1)...............................  $110,000
  Senior notes(2)...........................................   152,108
                                                              --------
    Total long-term debt....................................   262,108
                                                              --------
Stockholders' equity:
  Common stock and additional paid-in capital(2)............   183,893
  Deficit accumulated during development stage, retained
   deficit, promissory notes receivable and treasury stock..   (66,667)
                                                              --------
    Total stockholders' equity..............................   117,226
                                                              --------
    Total capitalization....................................  $379,334
                                                              ========

--------

(1) In December 2000 we amended our $240.0 million senior credit facilities to provide that, subject to specified conditions, we may request an increase of $25.0 million in available borrowings on or prior to March 31, 2002. No lender is obligated to subscribe to this new commitment.

(2) Reflects $160.0 million of gross proceeds at issuance of the notes less approximately an $8.0 million discount associated with the value of warrants issued on February 2, 2001. The fair value of the warrants was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 0%, a risk-free interest rate of 5.3%, expected life of 10 years and a volatility of 35%. The discount has been allocated to additional paid-in capital.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

IWO Holdings, Inc.

   The selected historical consolidated financial data presented below for the period from our inception on August 22, 1997 through December 31, 1997, for the year ended December 31, 1998, for the periods January 1, 1999 through December 20, 1999 and December 20, 1999 through December 31, 1999 and for the year ended December 31, 2000, and balance sheet data as of December 31, 1997, 1998, 1999 and 2000, are derived from our audited consolidated financial statements. This data should be read in conjunction with our audited financial statements included elsewhere in this prospectus.

   The selected consolidated financial data presented below as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 are derived from and should be read in conjunction with our unaudited consolidated financial statements included elsewhere in this prospectus.

   In our opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary to present fairly the financial position and results of operations for the interim periods. Financial and operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the full year.

   It is important that you also read the section of the prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

                               For the                     For the      For the                     For the
                             Period from                    Period       Period                   Three Months
                              Inception       For the     January 1,  December 20, For the Year      Ended
                          (August 22, 1997)  Year Ended  1999 through 1999 through    Ended        March 31,
                               through      December 31, December 20, December 31, December 31, -----------------
                          December 31, 1997     1998         1999         1999         2000      2000      2001
                          ----------------- ------------ ------------ ------------ ------------ -------  --------
                                            (In thousands, except share data)
Statement of Operations:
Net revenues............       $  --           $  --       $    --      $   --       $ 58,836   $10,011  $ 20,093
                               ------          ------      --------     -------      --------   -------  --------
Operating expenses:
 Costs of services and
  equipment.............          --              --            --          --         48,818     9,466    16,071
 Selling and
  marketing.............            6               8            36           5        19,497     3,291     5,030
 General and
  administrative........          --               51         5,478         839        20,031     4,311     4,930
 Depreciation and
  amortization..........          --              --            --          --         12,538     1,146     4,146
 Financial advisory
  fees..................          --              --          9,250         --            --        --        --
                               ------          ------      --------     -------      --------   -------  --------
   Total operating
    expenses............            6              59        14,764         844       100,884    18,214    30,177
                               ------          ------      --------     -------      --------   -------  --------
Operating loss..........           (6)            (59)      (14,764)       (844)      (42,048)   (8,203)  (10,084)
Interest income.........          --              --            --          171         2,032       952     1,829
Interest expense........          --              --            (78)        --         (3,532)      --     (4,607)
Amortization of debt
 issuance and offering
 costs..................          --              --            --          (84)       (2,843)     (628)   (1,185)
Other debt financing
 fees...................          --              --            --         (319)       (3,689)     (944)     (672)
                               ------          ------      --------     -------      --------   -------  --------
Net loss................       $   (6)         $  (59)     $(14,842)    $(1,076)     $(50,080)  $(8,823) $(14,719)
                               ======          ======      ========     =======      ========   =======  ========
Basic and diluted net
 loss per share(1)......       $(0.00)         $(0.01)     $  (2.36)    $ (0.04)     $  (1.63)  $  (.29) $   (.39)
                               ======          ======      ========     =======      ========   =======  ========

                                              As of December 31,        As of
                                         -----------------------------  March
                                         1997  1998    1999     2000   31, 2001
                                         ---- ------ -------- -------- --------
                                                     (In thousands)
Balance Sheet Data:
Cash and cash equivalents............... $ 31 $  319 $104,752 $ 36,313 $134,544
Total assets............................  185  1,386  129,058  232,699  407,861
Long-term debt..........................  --     --       --    80,000  262,108
Redeemable common stock.................  --     --       310      346      346
Total stockholders' equity..............  119    435  122,591  123,494  117,226

--------
(1) Basic and diluted net loss per share of common stock is computed by dividing net loss by the weighted average number of common shares outstanding. We have assumed that our shares issued to the prior stockholders of our subsidiary on December 20, 1999 were outstanding for all of 1997, 1998 and for the period from January 1, 1999 through December 20, 1999.

Albany, Syracuse and Manchester Markets

   The selected financial data presented below under the caption "Statement of Operations" for each of the three years in the period ended December 31, 1999, and under the caption "Balance Sheet Data" as of December 31, 1998 and 1999, are derived from the audited financial statements of the Albany, Syracuse, and Manchester markets that we acquired.

   Operations were not launched until December 27, 1996 in the Albany market, December 30, 1996 in the Syracuse market and November 12, 1997 in the Manchester market. As a result, we have not presented financial data for 1996 because revenues were less than $10,000. The data set forth below should be read in conjunction with the Albany, Syracuse and Manchester markets' financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1997    1998    1999
                                                        ------- ------- -------
                                                            (In thousands)
Statement of Operations:
Net revenues........................................... $ 2,113 $ 9,137 $23,401
Operating expenses:
  Costs of services and equipment......................   8,381  12,201  20,203
  General and administrative...........................   6,675   7,361   8,976
  Selling and marketing................................   3,998   3,724   5,870
  Depreciation and amortization........................   6,841   9,491  10,205
                                                        ------- ------- -------
    Total operating expenses...........................  25,895  32,777  45,254
                                                        ------- ------- -------
Operating expenses in excess of net revenues........... $23,782 $23,640 $21,853
                                                        ======= ======= =======

                                                               As of December 31,
                                                                ---------------
                                                                 1998    1999
                                                                ------- -------
                                                                (In thousands)
Balance Sheet Data:
Total assets purchased......................................... $64,175 $62,886
                                                                ======= =======

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. We have emerged from being a development stage company as of January 5, 2000 and intend to significantly expand our operations. Accordingly, we do not believe the discussion and analysis of our historical financial condition and results of operations set forth below are indicative nor should they be relied upon as an indicator of our future performance.

Overview

   We provide digital wireless personal communications services, or PCS, and related products to customers in the northeastern United States as part of Sprint PCS' licenses to provide nationwide service. In February 1999, we entered into a management agreement, a services agreement and trademark and service mark license agreements with Sprint PCS to provide these services. Our 20-year agreements with Sprint PCS can be extended for an additional 30 years, in ten-year increments.

   We are responsible for building, owning and managing the portion of the Sprint PCS network located in our territory. Our portion of the Sprint PCS network is designed to offer a seamless connection with Sprint PCS' and its affiliates' 100% digital wireless network licensed nationwide. We have the exclusive right to provide 100% digital wireless services under the Sprint and Sprint PCS brand names in our territory. We offer national plans designed by Sprint PCS and intend to offer specialized local plans tailored to our local market demographics. We market wireless products and services through a number of distribution outlets in our territory, including major national distributors, local sales agents and retailers, and our own Sprint PCS stores and direct sales force. In addition, we purchase our network infrastructure and subscriber equipment under Sprint PCS' vendor contracts that reflect its volume discounts.

   Independent Wireless One, LLC was formed on August 22, 1997 by a consortium of independent local telephone companies to become a provider of wireless telecommunications and data services. In September 1998, its status was changed to a C-corporation and its name was changed to Independent Wireless One Corporation.

   In October 1999, IWO Holdings, Inc. was formed to hold an investment in Independent Wireless One Corporation. In December 1999, all of the stockholders of Independent Wireless One Corporation exchanged their equity ownership for an aggregate of 6,300,000 shares of our capital stock, while other investors and management invested approximately $135.0 million for approximately 79% of our equity.

   Under an asset purchase agreement and other agreements with Sprint PCS, we purchased assets from Sprint PCS for approximately $116.4 million and obtained the right to manage approximately 45,000 subscribers in our territory. The asset purchase agreement contained a multi-phase closing process. In January 2000, we paid Sprint approximately $32.1 million and received from Sprint PCS certain furniture, fixtures and equipment and the leasehold interest in our corporate offices. In addition, we obtained the outstanding accounts receivable balance as of December 31, 1999 and the right to manage approximately 45,000 subscribers based within our territory. In February 2000, Sprint transferred to us the retail related assets including furniture, fixtures and equipment and the leasehold interest at three Sprint retail stores. In March 2000, Sprint transferred to us certain of its network assets and its interest in various cell site and other network related leases for approximately $84.3 million. We formed Independent Wireless One Leased Realty Corporation in February 2000 to hold all of our leasehold interests in our administrative office space, retail stores, cell sites and switch facilities.

   In December 2000, we issued $50.0 million of our class B, C, and E common stock. The purchase price per share of the $50.0 million of our class B, C, and E common stock was $7.00 per share.

   In addition, in December 2000 we amended our $240.0 million senior credit facilities to provide that, subject to specified conditions, we may request an increase of $25.0 million in available borrowings on or prior to March 31, 2002. No lender is obligated to subscribe to this new commitment.

   In February 2001, we issued 160,000 units consisting of $1,000 principal amount of 14% senior notes due 2011 and one warrant to purchase 12.50025 shares of our class C common stock at an exercise price of $7.00 per share.

   We recognize 100% of our revenues from Sprint PCS subscribers based in our territory, proceeds from the sale of handsets and accessories and fees from Sprint PCS and its affiliates when their customers travel onto our portion of the Sprint PCS network. Sprint PCS retains 8% of net collected service revenue, excluding travel and roaming revenues, from Sprint PCS subscribers based in our territory. We report the amount retained by Sprint PCS as an operating expense.

   As part of our agreements with Sprint PCS, we have the option to pay Sprint PCS to provide us with back office services such as customer activation, handset logistics, billing, customer service and network monitoring services. We have elected to contract the performance of these services to Sprint PCS in order to take advantage of Sprint PCS' economies of scale, focus more on customer acquisition, network build-out and new market launches and lower our initial capital requirements. The cost of these services is determined by Sprint PCS and primarily calculated on a per-subscriber and per-transaction basis. These costs are recorded as an operating expense.

   We incur sales and marketing expenses that include local advertising expenses, promotional costs, sales commissions and expenses related to our distribution channels. We expect that our cost per new customer will be higher in the initial years of operation and will decline as our sales and marketing expenses are distributed over a greater area of operation and we acquire more customers. Costs of handsets are also expected to decline. We expect to benefit from the use of the Sprint and Sprint PCS brand names, Sprint PCS national advertising and other marketing programs. We must offer Sprint PCS subscriber pricing plans designated for regional or national offerings, including Sprint PCS' "Free and Clear" plans. We are permitted to establish our own local pricing plans for Sprint PCS products and services offered only in our territory, subject to Sprint PCS' approval. Our costs for handsets and accessories will reflect Sprint PCS volume discounts. To increase our subscriber base, we offer our handsets at a price less than our costs, a common industry practice.

   In addition to the benefits and services provided through our agreements with Sprint PCS, we will also utilize the services of third parties to build and support the operations of our network. As a result of this outsourcing, we are substantially dependent on Sprint PCS and the other third parties for the build-out and operation of our network. If we fail to complete our network build-out on schedule or meet Sprint PCS' program requirements, we would be in breach of our management agreement with Sprint PCS which could result in its termination. If the management agreement is terminated, we will no longer be able to offer Sprint PCS products and services and we may be required to sell our operating assets to Sprint PCS at 72% of our entire business value and without further stockholder approval. Our entire business value includes the value of our right to use the spectrum licenses in our markets, our business operations and other assets.

   Along with Sprint PCS and its other affiliates, we plan to operate our personal communications services network seamlessly with the Sprint PCS network. This allows our customers to use these communications services and features in any Sprint PCS service area throughout the United States without incurring additional charges. Similarly, our personal communications services network is available to customers traveling within our service areas. A standard service fee as determined by Sprint PCS is exchanged by Sprint PCS and its affiliates for these inbound and outbound travel services. Our outbound travel expenses exceeded our inbound travel revenues in 2000 by approximately $10.9 million due to the limitations of our current network coverage. We expect this trend to continue but at a declining rate at least until 2002 as our network build-out progresses. However, due to our agreement with Sprint PCS, we will not be charged outbound travel expenses in excess of our inbound travel revenue until January 1, 2003.

   Our results of operations may be adversely affected if Sprint PCS decides to unilaterally change pricing plans and program requirements or decides not to continue, or to change the cost of, back office services.

   Until January 2000, we were a development stage company and incurred a loss of $16.0 million from inception. As of March 31, 2001 our network covered approximately 2.9 million residents and approximately 92,000 subscribers. We expect to continue to incur significant operating losses and to generate significant negative cash flow from operating activities until at least 2003 while we develop and construct our network and build our customer base.

   We expect future operating expenses to increase substantially compared to the year ended December 31, 2000. Our costs of services and equipment and general and administrative expense will increase as a result of the accelerated expansion of our network, human resource infrastructure and subscriber base. Our selling and marketing expenses will also increase due to the introduction of new sales and marketing programs, increased levels of advertising expenditures, the launch of new retail stores and seasonal increases in the fourth quarter holiday season. We also expect quarterly net revenue to increase as our subscriber base continues to grow and our network coverage expands.

Results of Operations

IWO Holdings, Inc.

 Net Revenues

   We derive our revenues from four general sources that are described in order of their significance:

  . Subscriber revenue. Subscriber revenue consists of monthly recurring service charges and monthly non-recurring charges for local, long distance, travel and roaming airtime usage in excess of the pre-subscribed usage plan.

  . Sprint PCS travel revenue. Sprint PCS travel revenue is generated when a Sprint PCS subscriber based outside our markets uses our portion of the Sprint PCS network.

  . Non-Sprint PCS roaming revenue. Non-Sprint PCS roaming revenue is generated when a non-Sprint PCS subscriber uses our portion of the Sprint PCS network.

  . Product sales revenue. Product sales revenue is generated from the sale of handsets and accessories.

 Operating Expenses

   Our operating expenses primarily include costs of services and equipment, general and administrative expenses, sales and marketing expenses, and depreciation and amortization some of which will be incurred through our management and services agreements with Sprint PCS and others of which we will incur directly. These are described in the order of their significance:

   Costs of services and equipment. Costs of services and equipment include site lease costs and related utilities and maintenance, engineering personnel, transport facilities, interconnect charges, travel and roaming expense and handset and equipment costs. The fees we pay to Sprint PCS for the use of their support services, including billing and collections services and customer care are also included in this expense category.

   Selling and marketing expenses. Selling and marketing expenses relate to our distribution channels, sales representatives, sales support personnel, our retail stores, advertising programs, promotions and commissions.

   General and administrative expenses. General and administrative expenses include our corporate executive payroll, compensation and benefits, bad debt provision and insurance and facilities. We also include as an expense the 8% of all collected revenue which is paid to Sprint PCS.

   Depreciation and amortization expense. We depreciate the majority of our property and equipment using the straight-line method over five to ten years. We amortize the intangible asset (excess purchase price over the fair value of net assets acquired) from our Albany, Syracuse and Manchester acquisition in the amount of $50.1 million over a period of 20 years.

 Interest Expense

   Interest on our senior credit facilities accrue at our option at the prime rate or the federal funds rate plus specified margins or the reserve adjusted London interbank offered rate.

 Amortization of Debt Issuance Costs

   Amortization of debt issuance costs include the amortized amount of deferred financing fees relating to our senior credit and bridge loan facilities.

 Other Debt Financing Fees

   Other debt financing fees primarily include annual fees such as commitment fees.

 Three Months Ended March 31, 2001 Compared to Three Months Ended March 31,
 2000

   Net revenues were $20.1 million for the quarter ended March 31, 2001 compared to $10.0 million for the quarter ended March 31, 2000. Access and airtime fees represented 71% and 72% of net revenues for the three months ended March 31, 2001 and 2000, respectively. Net revenues increased by $10.1 million or approximately 101% primarily because of an increase in the number of subscribers from 51,536 at March 31, 2000 to 91,592 at March 31, 2001.

   Costs of services and equipment mainly include handset and accessory costs, switch and cell site expenses and other network-related costs. These costs increased by $6.6 million or 69.8% to $16.1 million in 2001 compared to 2000. These costs were approximately 80% of net revenues in 2001 compared to approximately 95% in 2000. The increase in costs is primarily attributable to the increase in subscribers and expanded market coverage. The decrease in costs as a percentage of net revenues reflects increased efficiencies.

   Selling and marketing expenses increased by $1.7 million or 52.8% to $5.0 million in 2001 compared to 2000. These expenses were approximately 25% of revenues in 2001 compared to approximately 33% in 2000. The increase in expenses is due to increased sales and marketing activities and more customers acquired. The decrease in expenses as a percentage of net revenues reflects more customers acquired.

   General and administrative expenses increased by $0.6 million or 14.4% to $4.9 million in 2001 compared to 2000. These expenses were approximately 25% of revenues in 2001 compared to approximately 43% in 2000. The increase in costs is primarily attributable to an expanded workforce to support subscriber growth. The decrease in expenses as a percentage of net revenue reflects increased efficiencies.

   Depreciation and amortization expense increased $3.0 million or 261.8% to $4.1 million in 2001 compared to 2000. This increase is primarily due to increases in property, plant and equipment including the acquisition of certain Sprint PCS network assets consisting of 170 cell sites and one switch and the addition of 71 cell sites and two switches in the 12 months ended March 31, 2001.

   Interest expense was $4.6 million for the three months ended March 31, 2001 compared to $0.0 in 2000. $50.0 million from the senior credit facility was drawn on March 31, 2000 to fund the Sprint network asset purchase. On February 2, 2001, we completed our offering of $160.0 million aggregate principal amount of 14% Senior Notes. As of March 31, 2001, $110.0 million was outstanding from the senior credit facility.

   Interest income was $1.8 million for the three months ended March 31, 2001 compared to $1.0 for the same period in the prior year. The average invested balance for the three months ended March 31, 2001 was $116.6 million compared to $67.9 million for the three months ended March 31, 2000 which directly contributed to this 92.1% increase. The increase in the average invested balance was primarily the result of our $50.0 million equity issuance in December 2000 and $160.0 million senior notes and warrants issuance in February 2001 offset by capital expenditures and uses of working capital.

 Year Ended December 31, 2000

   We commenced operations on January 5, 2000. For the year ended December 31, 2000, we recognized $58.8 million in net revenues, primarily from monthly access and airtime fees, which represented 63.2% of net revenues. Our costs of services and equipment during this period was $48.8 million, or 83.0% of net revenues. Our selling and marketing expenses were $19.5 million, or 33.2% of net revenues. Our general and administrative expenses were $18.2 million (excluding $1.8 million in non-cash, stock-based compensation expense from stock options granted to our former Chief Executive Officer and former General Counsel), or 30.1% of net revenues. Depreciation and amortization during the year ended December 31, 2000 was approximately $12.5 million, of which approximately $11.4 million or 91.0% related to the assets acquired from Sprint PCS. Included in operating expenses was $52.7 million, or 52.2% of total operating expenses, related to our agreement with Sprint PCS, including pass-through expenses.

 Development Stage Period from August 22, 1997 Through December 31, 1999

   We were in a development stage from our inception on August 22, 1997 through December 31, 1999. We incurred losses of $6,000 in 1997, $59,000 in 1998, and $15.9 million in 1999. Selling and marketing expenses were $6,000 in 1997, $8,000 in 1998 and $41,000 in 1999. General and administrative expenses were $51,000 in 1998 and $3.4 million in 1999. Other expenses in 1999 consisted primarily of $9.3 million in advisory fees related to financing efforts and $2.9 million in non-cash, stock-based compensation to our President and Chairman of the Board.

Albany, Syracuse, and Manchester Markets

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   The 1998 and 1999 operations reflect the operation of the Albany, Syracuse, and Manchester markets by Sprint PCS. Historical results are not necessarily indicative of future operations that we will manage.

   Net revenues increased by $14.3 million or 156.1% to $23.4 million in 1999 compared to 1998. Net revenues primarily consisted of subscriber revenue from monthly access and airtime service fees. The increase is primarily attributable to an increased number of subscribers.

   Costs of services and equipment mainly include handset and accessory costs, switch and cell site expenses and other network-related costs. These costs increased by $8.0 million or 65.6% to $20.2 million in 1999 compared to 1998. These costs were approximately 86% of net revenues in 1999 compared to approximately 134% in 1998. The increase in costs is primarily attributable to the increase in subscribers and expanded market coverage. The decrease in costs as a percentage of net revenues reflects increased efficiencies.

   General and administrative expenses increased by $1.6 million or 21.9% to $9.0 million in 1999 compared to 1998. These expenses were approximately 38% of revenues in 1999 compared to approximately 81% in 1998. The increase in costs is primarily attributable to an expanded workforce to support subscriber growth. The decrease in expenses as a percentage of net revenues reflects increased efficiencies.

   Selling and marketing expenses increased by $2.1 million or 57.6% to $5.9 million in 1999 compared to 1998. These expenses were approximately 25% of revenues in 1999 compared to approximately 41% in 1998. The increase in expenses is due to increased sales and marketing activities and more customers acquired. The decrease in expenses as a percentage of net revenues reflects more customers acquired.

   Depreciation and amortization expense increased $714,000 or 7.5% to $10.2 million in 1999 compared to 1998. This increase is due to increases in property, plant and equipment.

   Operating expenses in excess of net revenues decreased by approximately $1.8 million or 7.6% to $21.9 million in 1999 compared to 1998. This decrease is a result of increased costs and expenses more than offset by increased net revenues.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   The 1997 and 1998 operations reflect the operation of the Albany, Syracuse, and Manchester markets by Sprint PCS. Historical results are not necessarily indicative of future operations that we will manage.

   Net revenues increased by $7.0 million or 332.4% to $9.1 million in 1998 compared to 1997. Net revenues primarily consisted of subscriber revenue from monthly access and airtime service fees. The increase is primarily attributable to an increased number of subscribers.

   Costs of services and equipment mainly include handset and accessory costs, switch and cell site expenses and other network-related costs. These costs increased by $3.8 million or 45.6% to $12.2 million in 1998 compared to 1997. These costs were approximately 134% of net revenues in 1998 compared to approximately 397% in 1997. The increase in costs is primarily attributable to expanded operations and an increase in subscribers.

   General and administrative expenses increased by $686,000 or 10.3% to $7.4 million in 1998 compared to 1997 due to expanded operations. These expenses were approximately 81% of net revenues in 1998 compared to approximately 316% in 1997. The increase in costs is primarily attributable to an expanded workforce to support subscriber growth. The decrease as a percentage of net revenues is primarily attributable to increased revenues and subscribers.

   Selling and marketing expenses decreased by $274,000 or 6.9% to $3.7 million in 1998 compared to 1997. These expenses represented approximately 41% of net revenues in 1998 compared to approximately 189% in 1997. The decrease in both amounts and percentages are due to the Manchester market launch in 1997 and greater efficiencies in 1998.

   The increase of $2.7 million or 38.7% in depreciation and amortization from 1997 to 1998 is principally due to expansion of the network in the Manchester market which was launched in November 1997.

   Operating expenses in excess of net revenues decreased by $142,000 or 0.6% to $23.6 million in 1998 compared to 1997. This decrease is a result of increased costs and expenses more than offset by increased net revenues.

Liquidity and Capital Resources

   Since inception, our activities have consisted principally of raising capital, consummating and supporting our agreements with Sprint PCS, developing the initial design of our network and adding to our management team. We commenced operations on January 5, 2000. We have relied on the proceeds from equity and debt financing, rather than revenues, as our primary sources of capital. Specifically, these activities to date have been funded through equity investments of $187.8 million, including a $50.0 million equity investment made in December 2000, in the form of common stock, as well as borrowings of $110.0 million under our senior credit facilities and proceeds from the issuance of $160.0 million of senior notes and warrants less $7.1 million of offering costs. See "Description of Certain Indebtedness."

   We intend the network in our territory to cover approximately 77% of its 6.1 million residents within four years. Capital expenditures are expected to include switches, radio base stations, towers, antennas, radio frequency engineering, cell site acquisition and construction and administrative assets. Actual amounts of capital required to complete the network build-out may be materially greater than these estimates.

   Our capital expenditures for 2000 totaled approximately $131.9 million, including $84.3 million of costs incurred in March 2000 related to the purchase of 170 operating cell sites and one switch from Sprint PCS. We did not open any additional markets in 2000. Our capital spending in 2000 was targeted to expand the number of residents that we cover in our operational markets as well as to improve the quality of service in areas that we already covered.

   In 2001, our network build-out is focusing on building out the core cities and towns not covered in our year 2000 build-out, expanding our highway coverage by 2,100 additional miles and adding approximately 355 new cell sites. We estimate capital expenditures for 2001 will total approximately $70.4 million. At the end of 2001, we expect to be able to provide services to approximately 4.4 million residents, an increase of 1.7 million from the end of 2000. We expect our network will include 18 markets, 574 cell sites and three switches, span approximately 3,500 highway miles and cover approximately 64% of the residents in our licensed area.

   During 2002 and 2003, we intend to build out our network in order to expand the coverage of our existing markets. We estimate capital expenditures for this period will total approximately $51.8 million. By the end of 2003, we expect to provide services in 19 of our markets, covering approximately 4.7 million residents, approximately 3,800 highway miles, and approximately 77% of the residents in our licensed area through the use of approximately 750 cell sites and three switches. Thereafter, we anticipate providing additional capacity and improving coverage in the areas already covered.

   As part of our management agreement, Sprint PCS requires us to build out portions of our network by various dates. See "Our Agreements with Sprint PCS-- The Management Agreement--Network Build-Out." Based on our current budget, we expect our network build-out including the network assets purchased from Sprint PCS will require approximately $254.1 million of capital expenditures by the end of 2003. Our capital expenditure budget is comprised of expenditures mandated by our agreements with Sprint PCS, maintenance expenditures and discretionary expenditures. Our capital expenditure budget will be modified based upon the circumstances at the time of the expenditures, including the preferences of our customers, technological developments and other factors. The table below identifies our actual and planned capital expenditures through 2003:

                                                                      Network
                                                                      Capital
                                                                    Expenditures
                                                                    ------------
                                                                        (In
                                                                     millions)
   Purchase of Sprint PCS network assets...........................    $84.3
   2000............................................................     47.6
   2001............................................................     70.4
   2002............................................................     32.6
   2003............................................................     19.2

   We expect our senior credit facilities and the proceeds of the offering of the outstanding notes and sales of our common stock to be the primary sources of funding for our projected capital requirements. Our $240.0 million senior secured credit facilities include:

  . a $70.0 million delayed draw, eight-year revolving credit facility;

  . a $120.0 million delayed draw, eight-year term loan facility; and

  . a $50.0 million eight and one-half year term loan facility.

   We borrowed the full amount available under the $50.0 million term loan facility in March 2000 at the closing of our purchase from Sprint PCS of the network assets in our territory and, as of March 31, 2001, had borrowed $30.0 million under the $120.0 million term loan facility. Not less than 75% of the aggregate term loan must be drawn within 18 months of April 1, 2000. If less than the required amount is drawn at the expiration of the applicable period, this term loan commitment will be permanently reduced to the extent of the undrawn amount relative to that period.

   In addition, in December 2000 we amended our $240.0 million senior credit facilities to provide that, subject to specified conditions, we may request an increase of $25.0 million in available borrowings on or prior to March 31, 2002. No lender is obligated to subscribe to this new commitment.

   Our senior credit facilities are collateralized by a perfected first security interest in all our tangible and intangible assets, including an assignment of our affiliate agreement with Sprint PCS and a pledge of the capital stock of all of our subsidiaries. The senior credit facilities are governed by financial covenants that measure our progress against our business plan and require certain minimum operating results. These covenants, among other things, restrict our ability to incur additional debt, pay dividends, make investments, and incur capital expenditures. Scheduled amortization payments of principal for the term loans under the senior credit facilities begin on March 31, 2004. In connection with the facilities, we deposited $8.0 million as a compensating balance with the commercial lenders of the facilities. The compensating balance must be maintained until the senior credit facilities are repaid in full.

   Net cash used in operating activities was approximately $20.0 million for the year ended December 31, 2000 and $15.5 million for the three months ended March 31, 2001. Cash used in operating activities for the periods was attributable to operating losses and working capital needs.

   Net cash used in investing activities was approximately $172.8 million for the year ended December 31, 2000 and $69.4 million for the three months ended March 31, 2001. These uses for the twelve months ended December 31, 2000 were related primarily to the purchase of $116.4 million in assets from Sprint PCS, the purchase of $47.7 million of property and equipment and construction in progress, and restricted cash of $8.0 million. These uses for the three months ended March 31, 2001 were related primarily to the purchase of $7.4 million of property and equipment and construction in progress, and the establishment of a $62.0 million interest reserve related to the 14% senior notes.

   Net cash provided by financing activities was approximately $124.3 million for the year ended December 31, 2000 and $183.2 million for the three months ended March 31, 2001. In 2000, these sources consisted primarily of borrowing net of repayments under our senior credit facilities of $80.0 million and gross proceeds received from equity issuances of $49.5 million less offering costs (primarily debt related) of approximately $5.2 million. In the three months ended March 31, 2001, these sources consisted primarily of proceeds of $160.0 million on the 14% senior notes less offering costs of approximately $7.1 million and $30.0 million drawn under the senior credit facilities.

   At March 31, 2001, $130.0 million remained available under the senior credit facilities and we had working capital of $137.1 million.

   Currently, we have insufficient sources of revenue to meet our anticipated capital requirements. We believe the net proceeds from our debt and equity issuances together with the borrowings available under our senior credit facilities will provide us with funds sufficient to complete our network and provide working capital, including debt service requirements and operating losses, and for general corporate purposes through fiscal year

2003. During fiscal year 2003, we anticipate achieving positive cash flow. Although we estimate that we will have sufficient funds through 2003, additional funding may be necessary and such funding may be unavailable.

Recent Accounting Pronouncements

   In June 1998 and 1999, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-- Deferral of the Effective Date of SFAS No. 133." These statements (as amended by SFAS No. 138) establish accounting and reporting standards for derivative instruments and hedging activities. It requires that entities recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. We adopted SFAS No. 133 on its effective date January 1, 2001, and such adoption did not have a material effect on our financial position, results of operations or cash flows.

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB
101), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We adopted SAB 101 in the fourth quarter of 2000 as required, and such adoption did not have a material effect on our financial position, results of operations or cash flows.

   In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB Opinion No. 25 and, among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a non compensatory plan; the accounting consequence of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. We have applied the applicable provisions of FIN 44.

   In July 2000, the Emerging Issues Task Force issued Issue No. 00-14, "Accounting for Certain Sales Incentives." This Issue addresses the recognition, measurement and income statement classification for sales incentives offered voluntarily by a vendor without charge to customers that can be used in, or that are exercisable by a customer as a result of, a single exchange transaction. The adoption of Issue No. 00-14 did not have a material effect on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure About Market Risk

   We are not exposed to fluctuations in currency exchange rates because all of our services are invoiced in U.S. dollars. We are exposed to the impact of interest rate changes on our short-term cash investments, consisting of U.S. Treasury obligations and other investments in respect of institutions with the highest credit ratings, all of which have maturities of three months or less. These short-term investments carry a degree of interest rate risk. We believe that the impact of a 10% increase or decline in interest rates would not be material to our investment income.

   In the normal course of business, our operations are exposed to interest rate risk with respect to our senior credit facility. Our fixed rate debt consists of our 14% senior notes. Our primary interest rate risk exposures relates to the interest rate on our senior credit facilities and the impact of interest rate movements on our ability to meet our interest expense requirements and financial covenants under our debt instruments.

   We manage the interest rate risk on our outstanding long-term debt through the use of fixed and variable rate debt and expect in the future to use interest rate swaps to the extent provided by our senior credit facilities. While we can not predict our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, we continue to evaluate our interest rate risk on an ongoing basis.

   The following table presents the estimated future balance of outstanding long-term debt at the end of each period and future required annual principal payments for each period then ended associated with the 14% senior notes and our senior credit facilities based on our projected level of long-term indebtedness:

                                       Year Ended December 31,
                             ------------------------------------------------
                               2001      2002      2003      2004      2005
                             --------  --------  --------  --------  --------
                                        (Dollars in thousands)
   14% senior notes......... $160,000  $160,000  $160,000  $160,000  $160,000
   Fixed interest rate......     14.0%     14.0%     14.0%     14.0%     14.0%
   Principal payments.......      --        --        --        --        --
   Senior credit
    facilities.............. $140,000  $170,000  $170,000  $156,200  $133,600
   Variable interest
    rate(1).................    10.25%    10.25%    10.25%    10.25%    10.25%
   Principal payments.......                               $ 13,800  $ 22,600

--------
(1) The interest rate on the senior credit facility equals the London Interbank Offered Rate ("Libor") + 3.50% Libor and is assumed to equal 6.75% for all periods presented.

Inflation

   Management believes that inflation has not had, and will not have, a material adverse effect on our results of operations.

Seasonality

   Our business is seasonal because the wireless industry is heavily dependent on fourth quarter results. Among other things, the industry relies on significantly higher customer additions and handset sales in the fourth quarter as compared to the other three calendar quarters. The factors contributing to this trend include the increasing use of retail distribution, which is dependent on year-end holiday shopping, the timing of new product and service offerings, competitive pricing pressures and aggressive marketing and promotions during the holiday season.

                                    BUSINESS

Overview

   We provide digital wireless personal communications services, or PCS, and related products to customers in the northeastern United States as part of Sprint PCS' network. Digital wireless personal communications services employ advanced digital technologies to provide voice, data and Internet services. These advanced digital technologies enable new and enhanced services, including greater call privacy and faster and more accurate transmission of data appropriate for facsimiles, electronic mail and connecting notebook computers and wireless hand-held devices with data networks.

   Sprint PCS operates the only 100% digital personal communications services network in the United States with licenses to provide nationwide service utilizing a single frequency band and a single technology. Our territory is comprised of approximately 6.1 million residents located in 20 contiguous markets across a large portion of upstate New York, New Hampshire (other than the Nashua market), Vermont, and portions of Massachusetts and Pennsylvania. Under an affiliation agreement with Sprint PCS, we have the exclusive right to use all the Sprint PCS-owned spectrum in our territory for all wireless communications services. Sprint PCS currently owns 30 megahertz of spectrum throughout our territory. We also have the exclusive right to market and provide personal communications services under the Sprint and Sprint PCS brand names in our territory. As of March 31, 2001, we served approximately 92,000 subscribers on our personal communications services network. Our network covered approximately 2.7 million residents or approximately 45% of the residents in our territory at the end of 2000, and we expect our network to cover approximately 4.4 million or 72% of the residents in our territory by the end of 2001 and approximately 4.7 million residents or 77% of the residents in our territory by the end of 2002.

   Our management team has a strong wireless telecommunications background with an average of over ten years experience in the industry. Steven M. Nielsen, our President and Chief Executive Officer, who was previously our Chief Financial Officer, has held a number of senior positions at NEXTLINK Communications, Inc. and Sprint PCS where he was instrumental in the implementation of personal communications services networks. Other members of the management team have held senior positions for such prominent U.S. wireless and wireline telecommunications companies as AT&T Wireless, NYNEX Mobile Communications, Triton PCS, Inc., Comcast Cellular Communications, NEXTEL Communications, Inc., McCaw Cellular Communications and Motorola Communications & Electronics. Members of our management team have been instrumental in network design, site acquisition, engineering and deployment of large wireless networks. Additionally, members of our management team have contributed significantly to the launch and growth of new wireless operations through successful sales and marketing.

   In December 1999, affiliates of Investcorp S.A. and certain co-investors arranged by Investcorp made a $135.0 million equity contribution in our company. In December 2000, certain of our existing stockholders, including Investcorp and its co-investors, and new investors arranged by Investcorp made a $50.0 million equity contribution in our company.

   In addition, twelve independent telephone companies located in our territory made a strategic investment in our company. These independent telephone companies offer existing customer and other strategic relationships within communities in our territory. We plan to pursue marketing opportunities with these and other local independent telephone companies that operate in our territory.

Wireless Industry Overview

   Since the introduction of commercial cellular service in 1983, the wireless communications industry has experienced dramatic growth. The number of wireless subscribers for cellular, wireless personal communications services and enhanced specialized mobile radio service has increased from an estimated 340,213 at the end of 1985 to an estimated 86.0 million as of December 31, 1999, according to the Cellular

Telecommunications Industry Association, an international association for the wireless industry. We serve the wireless personal communications services market, which is a sub-market of the wireless communications industry. Neither the growth rate of our sub-market nor our growth rate may reflect the growth rate of the overall wireless communications industry. The following chart sets forth statistics for the domestic wireless telephone industry derived from statistics published by the Cellular Telecommunications Industry Association. The statistics reflect data for domestic commercial cellular, enhanced specialized mobile radio service and wireless personal communications services providers.

                                         Year Ended December 31,
                                ----------------------------------------------
                                 1994    1995    1996    1997    1998    1999
                                ------  ------  ------  ------  ------  ------
Wireless Industry Statistics
Total service revenues (in
 billions)....................  $ 14.2  $ 19.1  $ 23.6  $ 27.5  $ 33.1  $ 40.0
Wireless subscribers at end of
 period (in millions).........    24.1    33.8    44.0    55.3    69.2    86.0
Subscriber growth.............    50.8%   40.0%   30.4%   25.6%   25.1%   24.3%
Average local monthly
 bill(1)......................  $56.21  $51.00  $47.70  $42.78  $39.43  $41.24

--------
(1) Does not include revenue from roaming and long distance.

   Paul Kagan Associates, Inc., an independent media and telecommunications research firm, estimates in its publication, Wireless Telecom Investor--January 14, 2000, that the number of domestic wireless users will increase to approximately 107.4 million by the end of 2000 and 201.9 million by the end of 2005. We expect this growth to be driven largely by a substantial projected increase in wireless personal communications services users, who are forecast to account for approximately 24.6% of total wireless users in 2000 and 42.4% in 2005, representing a significant increase from approximately 17.6% as of the end of 1999. Paul Kagan Associates projects that total wireless industry penetration, defined as the number of wireless subscribers nationwide divided by total United States population, will grow from an estimated 38.2% in 2000 to 68.9% in 2005. The foregoing market statistics may not reflect the future growth rates of the wireless communications industry or our growth rate.

   We believe that a significant portion of the predicted growth in the consumer market for wireless telecommunications will result from:

  . anticipated declines in costs of service;

  . increased service and pricing versatility; and

  . increased awareness of the productivity, convenience and privacy benefits associated with the services offered by wireless personal communications services providers.

   We also believe that the rapid growth in the use of laptop computers and wireless hand-held devices, combined with emerging software applications for delivery of electronic mail, fax and database searching, and Internet services will contribute to the growing demand for wireless services.

Sprint PCS Overview

   Sprint is a diversified telecommunications service provider whose principal activities include long distance service, local service, wireless telecommunications products and services, product distribution and directory publishing activities, and other telecommunications activities, investments and alliances. Sprint PCS, a wholly-owned subsidiary of Sprint, operates the only 100% digital, 100% PCS wireless network in the United States with licenses to provide nationwide service using a single frequency and a single technology. The Sprint PCS network uses code division multiple access, or CDMA, technology nationwide.

   Sprint, through Sprint PCS, launched the first commercial personal communications service in the United States in November 1995. Since then, Sprint PCS has experienced rapid subscriber growth, providing service to more than 9.8 million customers as of December 31, 2000. In the fourth quarter of 2000, Sprint PCS added more than 1.25 million new subscribers. Sprint PCS operates the largest all-digital, all-PCS wireless network in the United States, already serving more than 300 metropolitan markets including more than 4,000 cities and communities across the country. Sprint PCS has licenses covering more than 280 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. However, Sprint PCS does not currently offer personal communications services in every state in the United States, and the actual scope of Sprint PCS service is limited. The graph below illustrates Sprint PCS' subscriber growth from the beginning of 1997 through the fourth quarter of 2000. These statistics may not reflect Sprint PCS' future subscriber growth nor our subscriber growth.


SPRINT PCS HISTORICAL SUBSCRIBERS
(IN MILLIONS)

Q1 97   Q2 97   Q3 97   Q4 97   Q1 98   Q2 98   Q3 98   Q4 98   Q1 99   Q2 99
-----   -----   -----   -----   -----   -----   -----   -----   -----   -----
0.2     0.3     0.6     0.9     1.1     1.4     1.8     2.6     3.3     4.0

Q3 99   Q4 99   Q1 00   Q2 00   Q3 00   Q4 00
-----   -----   -----   -----   -----   -----
4.7     5.7     6.6     7.4     8.3     9.8

   Sprint PCS currently provides personal communications service through:

  . operation of its own digital network;

  . strategic affiliations with other companies, such as us, primarily in and around smaller metropolitan areas; and

  . roaming on digital personal communications services networks of other
    CDMA-based providers.

   Where service on the Sprint PCS digital network is not available, subscribers may roam on the analog cellular networks of other providers using dual-frequency handsets that are both digital and analog capable.

   Sprint PCS has adopted a strategy to rapidly extend its 100% digital, 100% PCS network by entering into agreements with independent wireless companies such as us to construct and manage Sprint PCS markets and market Sprint PCS services. Through these affiliations, Sprint PCS services will be available in key cities contiguous to current and future Sprint PCS markets. Sprint PCS' affiliates are an integral part of its plan to provide nationwide seamless coverage.

Benefits from Sprint PCS Affiliation

   Our long-term strategic affiliation with Sprint PCS provides us with many business, operational and marketing advantages including the following:

   Exclusive provider of Sprint PCS products and services. We have the exclusive right to use the Sprint and Sprint PCS brand names for the sale of all Sprint PCS products and services in our territory. We provide these products and services exclusively under the Sprint and Sprint PCS brand names.

   Sprint PCS licenses and long-term commitments. We have the exclusive right to use Sprint PCS' licensed spectrum to provide Sprint PCS products and services in our territory. Sprint PCS has invested approximately $90 million to purchase the wireless personal communications services licenses in our territory and to pay costs to remove sources of microwave signals that interfere with the licensed spectrum, a process generally referred to as microwave clearing. As a Sprint PCS affiliate, we did not have to fund the acquisition of these licenses, thereby reducing our start-up costs. Our agreements with Sprint PCS are for a total of 50 years, including an initial term of 20 years and three ten-year renewal terms. These agreements will automatically renew for the renewal period unless at least two years prior to the commencement of any renewal period either party notifies the other party that it does not wish to renew the agreement.

   Nationwide network. Sprint PCS operates the only 100% digital personal communications services network in the United States with licenses to provide nationwide service utilizing a single frequency band and single technology, providing consistent high quality service. As of December 31, 2000, Sprint PCS, together with its affiliates, operated personal communications systems providing service in metropolitan markets within the United States containing more than 223 million people, including all of the 50 largest metropolitan markets. We plan to operate our personal communications services network seamlessly with the Sprint PCS network, providing our customers with the ability to place calls in any Sprint PCS service area throughout the United States without incurring additional charges while traveling on Sprint PCS' network or, under certain pricing plans, incurring only long distance charges. We will reimburse Sprint PCS and its affiliates for our customers' usage while traveling on their portion of the Sprint PCS network. In addition, we expect to derive additional revenue from Sprint PCS and its customers when their customers based outside of our territory travel on our portion of the Sprint PCS network.

   Established direct and indirect distribution channels. We have access to all the national distribution channels used by Sprint PCS. These channels include:

  . national third-party retailers such as Radio Shack, Ritz Camera, K-Mart,
    Staples, OfficeMax, Best Buy, Circuit City and Office Depot;

  . Sprint PCS' national inbound telemarketing sales program, accessible by dialing 1-800-480-4PCS;

  . Sprint PCS' business-to-business and national accounts sales programs;
    and

  . Sprint PCS' electronic commerce sales platform.

   Sprint PCS' national brand name recognition and national advertising support. We benefit from the strength and the reputation of the Sprint and Sprint PCS brands. Sprint PCS' national advertising campaigns and developed marketing programs are provided to us at little or no additional cost under our Sprint PCS agreements. We offer the same strategic pricing plans, promotional campaigns and handset and accessory promotions as Sprint PCS, and have the ability to add pricing plans and marketing promotions that target local market needs.

   Better equipment availability and pricing. We are able to acquire our network equipment, handsets and accessories more quickly and at a significantly lower cost than we would without our strategic relationship with Sprint PCS. We purchase our network equipment, handsets and accessories under Sprint PCS' vendor arrangements that provide for volume discounts. These discounts significantly reduce the overall capital required to build our network and significantly reduce our costs of handsets and accessories.

   Sprint PCS Wireless Web. Our network will support and market the Sprint PCS Wireless Web. The Sprint PCS Wireless Web allows customers with data capable or web-browser enabled handsets to connect to the Internet and browse specially designed text-based web sites, including AOL, Yahoo!, Amazon.com, Bloomberg.com, CNN Interactive, MapQuest.com, Fox Sports, EBay.com, E-Compare, FTD.com, GetThere.com, Ameritrade, InfoSpace.com, weather.com and barnesandnoble.com. For more information on the Sprint PCS Wireless Web, see "--Products and Services--Access to the Sprint PCS Wireless Web."

   Sprint PCS' extensive research and development. We benefit from Sprint PCS' extensive research and development effort, which provides us with ongoing access to new technological products and enhanced service features without significant research and development expenditures of our own. We have prompt access to products, services and technology developed by Sprint PCS for use in our network.

   Sprint PCS' proven back office services. We have contracted with Sprint PCS to provide critical back office services, including customer activation, handset logistics, billing, customer care and network monitoring services. Since we do not have to establish and operate our own systems, we are able to focus on accelerating our market launches, acquiring and retaining customers and capitalizing on Sprint PCS' economies of scale. In our markets, Sprint PCS also offers engineering services that may be required for microwave clearance and handles any design, planning and relocation of related facilities.

Other Competitive Strengths

   In addition to the benefits from our strategic affiliation with Sprint PCS, our other competitive strengths, including the following, will enable us to successfully execute our business strategy.

 Our Attractive Markets

   We believe our markets have attractive characteristics that may result in high wireless penetration rates and superior revenues per subscriber. These attractive characteristics include the following:

  . Strategic northeast location. Our territory is surrounded by many of the major urban centers in the northeastern United States and Canada, including New York City, Boston, Buffalo, Philadelphia, Rochester, Toronto and Montreal, covering approximately 35.2 million residents. In addition, our territory is traversed by several well traveled interstate highways, including the New York State Thruway (I-90 and I-87), that link the major centers to significant business and governmental centers, including state capitals, in our territory. We believe that, upon the substantial completion of our network build-out, our location will generate significant traveling revenue for us.

  . High demand for wireless services. We believe the regional nature of the northeast economy results in a relatively mobile population which contributes to increased demand for wireless services. Additionally, our territory is surrounded by well-developed Sprint PCS markets that we believe increase awareness in our markets and make it easier for us to market our products and services. In 2000, we added nearly 37,000 net new subscribers and as of March 31, 2001 served approximately 92,000 subscribers.

  . Attractive competitive environment. We currently face fewer competitors in our territory than is generally the case for wireless service providers in many other areas. Although our competitors have licenses that cover the markets in our territory, their coverage is typically fragmented or they have configured their networks to cover narrower geographic areas than that covered by our network. Additionally, some of our competitors operate analog networks which require significant upgrades and therefore cannot offer the quality service provided by our 100% digital, 100% personal communications services wireless network.

  . Attractive footprint. Our markets are contiguous and approximately 64% of the residents in our markets are located in less than 25% of the total square mileage in our territory. The relatively high population densities of the major urban centers in our territory (the Albany/Schenectady basic trading area, which includes the state capital of New York, is the largest market contained in the territory of any Sprint PCS affiliate) make it easier to market wireless services. We believe this enables us to lower the cost of building out our network, reduce the costs of operations including network maintenance and transmission costs, better control the service quality of our network, and offer customized regional calling plans such as large local calling areas.

  . Numerous tourist destinations. Our markets contain numerous tourist destinations including: Lake Champlain, Lake Placid, Lake George, the Finger Lakes, Saratoga Springs, Cooperstown (location of the Baseball Hall of Fame and the Glimmerglass Opera House), the Berkshires, the Catskills, Tanglewood and numerous ski resorts, including Hunter and Whiteface Mountains, Killington, Okemo, Mt. Snow, Stratton, Stowe and Sugarbush. We believe that Sprint PCS customers traveling within our service area will provide a significant source of traveling revenue for us.

  . Numerous colleges and universities. Our markets are home to major colleges and universities of national and international renown. Our markets have 69 four-year colleges and universities with a total enrollment of more than 254,000 students. We believe college students are receptive to new technology and are particularly attracted to the wireless voice and data services we provide.

 Existing Network Infrastructure and Subscribers

   We believe the subscriber base and existing operating network that we purchased from Sprint PCS provided us with an excellent base from which to expand our operations. As of March 31, 2001, we served approximately 92,000 subscribers on our personal communications services network that covered approximately 2.7 million residents and included 219 operating cell sites and two switches. This network covers the Albany/Schenectady basic trading area, which is the largest single market managed by a Sprint PCS affiliate; Syracuse and Orange County, New York; Manchester, New Hampshire; and major highways including Interstate Routes 87 and 90.

 30 Megahertz of Spectrum

   We have the exclusive right to use the Sprint PCS-owned spectrum throughout our territory for all wireless communications services, including mobile services and alternatives to local landline services. Sprint PCS currently owns 30 megahertz of spectrum throughout our territory. These alternative services, known as fixed wireless or wireless local loop services, use wireless radio frequencies in lieu of traditional copper or fiber-optic cables to connect homes and businesses to the public telephone system and the Internet. Current wireless digital technologies provide fiber-like broadband transmission speeds, capacity and quality.

   The availability of the full 30 megahertz of wireless spectrum combined with CDMA technology gives us the capacity, speed and flexibility to meet the growing demand for high speed, broadband communications, fixed and mobile, including local and long distance voice, data and entertainment transmissions.

 Fully Financed Business Plan

   We believe we have a fully financed business plan based on our capital requirements through 2003. We estimate that we will have approximately $120.4 million of cash or available liquidity under our senior credit facilities as of the end of 2003. In December 2000 we amended our $240.0 million senior credit facilities to provide that, subject to specified conditions, we may request an increase of $25.0 million in available borrowings on or prior to March 31, 2002. No lender is obligated to subscribe to this new commitment. We have not included in the $120.4 million of cash or available liquidity potential borrowings under the increase in availability.

Business Strategy

   We are a full-service provider of wireless voice, data and Internet personal communications services and products in our territory. We believe that the following elements of our business strategy will enable us to rapidly expand our portion of the Sprint PCS network, distinguish our wireless service offerings from those of our competitors and compete successfully in the wireless communications marketplace.

 Capitalize on Our Sprint PCS Affiliation

   We will utilize our Sprint PCS affiliation to provide us with important marketing and operational advantages. These include:

  . Exclusive right to use the Sprint and Sprint PCS brand names, products and services.

  . Sprint PCS advertising, marketing and promotional programs.

  . Ability to purchase network and subscriber equipment at Sprint PCS discounted rates.

  . Benefits of Sprint PCS research and development.

 Build High Quality Personal Communications Services Network

   We are constructing a state-of-the-art, high quality 100% personal communications services network using 100% digital technology:

  . Our network design allows our system to handle higher traffic demand than cellular operators and other personal communications services operators who do not employ CDMA technology. This allows us to offer lower per-minute rates.

  . The use of cost-effective equipment in our network design will enable us to reach difficult locations and fill in isolated coverage gaps, reducing our capital expenditures and overall operating costs.

  . We plan to reduce construction costs for our network by locating our equipment on existing towers with other wireless providers as our primary strategy and developing our radio frequency design around this strategy.

  . We plan to leverage our relationships with our 12 local independent telephone company strategic investors to acquire difficult-to-obtain cell sites in remote locations.

  . We plan for our network to cover both densely populated areas, in order to provide a higher quality network to a significant portion of the residents in our territory, and highways and destination points, including well-known ski resorts, lakes and vacation spots, in order to capture traveling revenues.

 Execute an Integrated Marketing Plan

   Our marketing approach leverages Sprint PCS's highly recognizable brand name and reputation and its relationship with major national retailers. We emphasize the improved quality, enhanced features and favorable pricing of Sprint PCS service. In addition, we benefit from Sprint PCS':

  . organized national accounts sales force;

  . e-commerce web site; and

  . pre-negotiated contracts with national retailers.

  To complement our national benefits from Sprint PCS on the local level, we:

  . market our products and services using point-of-sale, direct mail, telemarketing, radio and print campaigns;

  . distribute our products and services through our own Sprint-branded and Sprint PCS stores, a business focused sales force and local agents and retailers; and

  . plan to pursue marketing opportunities with the 12 local independent telephone companies located in our territory which have made a strategic investment in our company.

   We believe that our strategy will help us to maximize market penetration and minimize customer turnover.

 Develop an Efficient Operating Structure

   We intend to maximize operating efficiency by using Sprint PCS' existing back office services. As the customer base in our territory grows, we may elect to develop our own internal systems for certain back office functions, such as customer activation, billing and customer care, or outsource such functions directly to third-party vendors if it is more cost-effective. In the interim, the immediate availability of Sprint PCS' back office services significantly reduces our risks of execution in starting and growing our business and allows us to focus more attention on building our network and acquiring and keeping customers. For example, we intend to purchase billing and customer care from Sprint PCS on a per-subscriber basis, thereby avoiding the costly, time-consuming and labor-intensive tasks of building our own systems.

 Pursue Selective Acquisitions

   We plan to evaluate and explore opportunities for strategic expansion, both with Sprint PCS and other possible affiliations.

Markets and Build-Out Plan

   Our territory encompasses approximately 6.1 million people located within 20 markets in the northeastern United States. Our territory is cradled by the metropolitan areas of New York City, Boston, Buffalo, Philadelphia, Rochester, Montreal and Toronto. The territory extends from suburban New York City (Orange and Sullivan Counties) north to the Canadian border. Our territory reaches from the eastern suburbs of Rochester to Syracuse, Ithaca, Binghamton and Elmira in Central New York State, east to include all of Vermont and New Hampshire (except Nashua, New Hampshire, but including the extreme northwestern suburbs of Boston). Details of our market and build-out plan are set forth in the following table. The estimated market population represents our potential market and not the number of our expected customers. As of March 31, 2001, we provided service to approximately 92,000 subscribers.

                                                           Percentage of
                                                             Estimated
                                                              Covered
                                    Estimated    Expected     Market
                           Basic      Market      Initial  Population at
                          Trading   Population    Date of  December 31,   Megahertz
Market                     Area   (In thousands) Operation     2003      of Spectrum
------                    ------- -------------- --------- ------------- -----------
Albany/Schenectady, NY..      7       1,037      Operating       89%          30
Syracuse, NY............    438         774      Operating       89%          30
Poughkeepsie, NY........    361         433       Q3 2001        90%          30
Orange/Sullivan County,
 NY.....................    321         404      Operating       78%          30
Binghamton, NY, PA......     43         336       Q4 2001        76%          30
Utica, NY...............    453         285      Operating       79%          30
Elmira, NY, PA..........    127         312       Q4 2001        45%          30
Watertown, NY...........    463         295       Q4 2001        45%          30
Plattsburgh, NY.........    352         115       Q4 2001        62%          30
Glens Falls, NY.........    164         121       Q3 2001        53%          30
Oneonta, NY.............    333         105       Q4 2002        43%          30
Ithaca, NY..............    208          96       Q4 2001        90%          30
Manchester, NH..........    274         471      Operating       82%          30
Rockingham/Strafford
 County, NH.............     51         393      Operating       99%          30
Lebanon, NH.............    249         176       Q4 2001        53%          30
Keene, NH...............    227         115       Q4 2001        80%          30
Burlington, VT..........     63         401       Q4 2001        63%          30
Rutland, VT.............    388          98       Q4 2001        70%          30
Pittsfield, MA..........    351         130      Operating       72%          30
                                      -----
  Total--Estimated 2000
   Market Population....              6,097

   A basic trading area, or BTA, is a collection of counties surrounding a metropolitan area in which there is a commercial community of interest. The basic trading area number in the table is assigned to that market by the Federal Communications Commission for the purpose of issuing licenses for wireless services. The estimated 2000 market population in the table is based on 1999 U.S. demographic and segmentation data from the Polk Company and MediaMark Research Inc.

   Within the region there are significant volumes of traffic on major highways including the Massachusetts Turnpike (I-90), the New York State Thruway (I-87), the Northway, and several other interstate highways.

                                       Linear Miles                    Avg. Daily
                                       Between Areas   Linear Miles   Traffic Count
 Interstate       Areas Linked            Linked     Within Territory in Territory
 ----------       ------------         ------------- ---------------- -------------
 I-84       Danbury, CT to the
             Catskill Mountains.....          79             58            20,745
 I-87       Main route from New York
             City to Albany to
             Montreal, Canada.......         376            288            21,292
 I-89       Burlington, VT to
             Concord, NH............         189            189            21,396
 I-90       Boston to Buffalo via
             Albany, Syracuse &
             Rochester, NY..........         456            212            31,365
 I-95       Boston, MA to Portland,
             ME.....................         107             16            53,587
 I-93       St. Johnsbury, VT to
             Boston, MA.............         171            141            28,856
 I-81       Canadian border south
             through the Appalachian
             Mountains via Syracuse
             and Binghamton, NY.....       1,302            170            14,800
 I-91       Canadian border south to
             New Haven, CT via
             Hartford, CT and
             Springfield, MA........         310            174            15,200
                                           -----          -----         ---------
            Total...................       2,990          1,248            22,528
                                                                        (weighted
                                                                         average)

   Build-out Strategy. Sprint PCS has developed an operating network in seven markets within our territory which will serve as a foundation for our network. In 2000, we expanded coverage of the markets acquired from Sprint PCS. In 2001, we expect to build out the next 11 most densely populated markets in our territory and expand our highway coverage. In 2002 and 2003, we expect to expand our coverage of our existing markets and launch one additional market. The following table summarizes cumulative operating data and timing of this network build-out plan. The total number of residents covered and the total number of cell sites will depend on the final network design and site availability.

                                                      As of December 31,
                                                  ----------------------------
   Network Build-Out Plan                           2000   2001   2002   2003
   ----------------------                         -------- -----  -----  -----
                                                  (Actual)
   Number of Markets.............................      7      18     19     19
   Residents in Launched Markets (in millions)...    3.9     6.0    6.0    6.1
   % Total 2000 Residents........................     64%     98%    99%    99%
   Covered Residents (in millions)...............    2.7     4.4    4.7    4.7
   % Total 2000 Residents........................     45%     72%    77%    77%
   Miles of Highway..............................  1,427   3,538  3,789  3,789
   Switches......................................      2       3      3      3
   Cell Sites....................................    219     574    670    750

Products and Services

   We offer established products and services throughout our territory under the Sprint and Sprint PCS brand names. Our products and services are designed to mirror the service offerings of Sprint PCS and to integrate with the Sprint PCS network. The Sprint PCS products and services we currently offer include the following:

 100% Digital, 100% PCS Network

   We are part of the only 100% digital, 100% wireless PCS network in the country. Sprint PCS and its affiliates cover more than 213 million people. Sprint PCS operates personal communications systems in more than 300 metropolitan areas across the country. Although Sprint PCS and its affiliates do not currently offer personal communications services in every state in the United States, they provide an extended coverage area for our customers, allowing access to Sprint PCS services throughout the Sprint PCS network. Dual-frequency handsets that are both digital and analog capable allow roaming on wireless networks where Sprint PCS has roaming agreements. For a discussion of the Sprint PCS network technology, its benefits and limitations, see "Technology--Code Division Multiple Access Technology."

 Access to the Sprint PCS Wireless Web

   We offer and support the "Sprint PCS Wireless Web" in our territory. The Sprint PCS Wireless Web allows customers with handsets capable of data transmission to connect their portable computers or wireless hand-held devices to the Internet. Sprint PCS customers with handsets capable of data transmission also have the ability to receive selected information updates, including stock prices, sports scores and weather reports. Sprint PCS customers with web-browser enabled handsets have the ability to connect to and browse specially designed text-based Internet sites on an interactive basis. Sprint PCS has agreements with Internet companies including AOL, Yahoo!, Amazon.com, Bloomberg.com, CNN Interactive, MapQuest.com, Fox Sports, EBay.com, E-Compare, FTD.com, GetThere.com, Ameritrade, InfoSpace.com, weather.com and barnesandnoble.com to provide services for the Sprint PCS Wireless Web.

 Service Packages

   The Sprint PCS "Free and Clear" plans include a fixed number of minutes for a set price with enhanced features such as voicemail with numeric paging, caller ID, call waiting and three-way calling. At no additional charge, the customer can select domestic long distance calling from anywhere on the network, a set amount of night and weekend minutes or access to the Sprint PCS Wireless Web. For an additional charge, the customer can add other options including a select number of information updates or messages from the Sprint PCS Wireless Web, additional off-peak minutes and the ability to share the plan minutes with another customer.

 Advanced Handsets and Longer Battery Life

   We primarily offer a selection of CDMA-compatible dual-frequency handsets with various advanced features and technology, such as Internet readiness described in "--Access to the Sprint PCS Wireless Web" above. All handsets are equipped with pre-programmed features such as caller ID, call waiting, phone books, speed dial and last number redial and are sold under the Sprint and Sprint PCS brand names. CDMA-compatible handsets weighing approximately five to seven ounces offer up to five days of standby time and approximately four hours of talk time.

   In addition, we offer dual-frequency handsets that also are both digital and analog capable which allow customers to make and receive calls on the networks of other wireless service providers with whom Sprint PCS or we have agreements. These handsets allow roaming on cellular networks where Sprint PCS digital service is not available. When roaming in analog markets, stand-by and talk times for these handsets are greatly reduced.

 Privacy and Security

   Sprint PCS provides voice transmissions encoded into a digital format with a significantly lower risk of unauthorized use and eavesdropping than analog-based systems. Sprint PCS customers using dual-frequency handsets that are both digital and analog capable in analog mode, such as when roaming, do not have the benefit of digital security.

 Improved Voice Quality

   We believe that, compared to other digital and analog technologies used for managing wireless transmissions such as time division multiple access, CDMA technology offers significantly improved voice quality, more powerful error correction, less susceptibility to call fading and enhanced interference rejection, all of which result in fewer dropped calls.

 Simple Activation

   Customers can purchase a Sprint PCS handset at a retail location and activate their service and program the handset by calling Sprint PCS customer care.

 Customer Care

   Sprint PCS provides customer care services to customers based in our territory under our services agreement. Sprint PCS offers customer care 24 hours a day, seven days a week. Customers can call the Sprint PCS toll-free customer care number from anywhere in the country. All Sprint PCS handsets are pre-programmed with a speed dial feature that allows customers to easily reach customer care at any time by dialing "*2." Customers may also check their accounts by dialing "*4" from their Sprint PCS phone. In addition, customers may manage their Sprint PCS accounts through the Internet on the Sprint PCS web site.

 Other Services

   In addition to the above-stated services, and since Sprint is not a local phone company in our territory, we may also offer wireless local loop services for voice, data and Internet throughout our territory. We also believe that new features and services will be developed on the Sprint PCS network to capitalize on CDMA technology. Sprint PCS conducts ongoing research and development to produce innovative services that are intended to give Sprint PCS a competitive advantage. We expect to benefit from Sprint PCS' research and development, although we may incur additional expenses in modifying our technology to provide these additional features and services.

 Traveling and Roaming

   Sprint PCS Traveling. On-network usage between Sprint PCS and its affiliate markets is referred to as "travel." Sprint PCS traveling includes inbound travel, when a Sprint PCS subscriber based outside of our territory uses our portion of the Sprint PCS network, and outbound travel, when a Sprint PCS subscriber based in our territory uses the Sprint PCS network outside of our territory. Sprint PCS pays us a per minute fee for inbound Sprint PCS travel. Similarly, we pay a per minute fee to Sprint PCS for outbound Sprint PCS travel. Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS has the discretion to change the per minute rate for Sprint PCS inbound travel revenues and outbound travel fees. Currently, outbound travel exceeds inbound travel. We believe this is due to our small network build compared to the extensive builds in the surrounding metropolitan areas. In order to relieve us of the cash outflow that would otherwise occur during our network build-out, our management agreement with Sprint PCS provides that until December 31, 2002 we will not be required to pay more fees for outbound travel than we receive for inbound travel. Because we serve smaller markets adjacent to larger metropolitan areas and due to the large number of recreation and destination points in our markets, we believe inbound travel will exceed outbound travel once we have substantially built out our network.

   Non-Sprint PCS Roaming. Non-Sprint PCS roaming includes both inbound non-Sprint PCS roaming, when a non-Sprint PCS subscriber uses our portion of the Sprint PCS network, and outbound non-Sprint PCS roaming, when a Sprint PCS subscriber based in our territory uses a non-Sprint PCS network. Pursuant to roaming agreements between Sprint PCS and other wireless service providers, when another wireless service provider's subscriber uses our portion of the Sprint PCS network, we earn inbound non-Sprint PCS roaming revenue. These wireless service providers must pay fees for their subscribers' use of our portion of the Sprint PCS network and, as part of our collected revenues under our management agreement with Sprint PCS, we are entitled to 92% of these fees. Currently, pursuant to our services agreement with Sprint PCS, Sprint PCS bills these wireless service providers for these fees. When another wireless service provider provides service to one of the Sprint PCS subscribers based in our territory, we pay outbound non-Sprint PCS roaming fees for that service. Sprint PCS then bills the Sprint PCS subscriber for use of that provider's network at rates specified in his or her contract and pays us 100% of this outbound non-Sprint PCS roaming revenue collected from that subscriber on a monthly basis.

   For a discussion of products and services provided under our management agreement with Sprint PCS, see "Our Agreements with Sprint PCS--The Management Agreement--Products and Services." For a discussion of roaming fees and prices under our management agreement with Sprint PCS, see "Our Agreements with Sprint PCS--The Management Agreement--Service Pricing, Roaming, Travel and Fees."

Marketing

   We use a marketing approach that leverages Sprint PCS' nationwide licenses, brand name and proven strategies which have helped Sprint PCS to become a rapidly growing, leading provider of personal communications services in the United States. Simultaneously, our marketing approach capitalizes on our regional focus and our flexibility, through pricing and marketing enhancements, to respond quickly to changing customer needs.

   Use of Sprint PCS' Brand Name and Marketing. We will continue to build on Sprint PCS' national distribution channels and advertising programs by featuring exclusively and prominently the nationally recognized Sprint and Sprint PCS brand names in our marketing efforts. We expect our customers to perceive and use our personal communications services network, the Sprint PCS network and its affiliates' networks as a unified network.

   Pricing. We use Sprint PCS' pricing strategy to offer our customers simple, easy-to-understand pricing plans. Sprint PCS' consumer pricing plans are typically structured with competitive monthly recurring charges for a fixed number of minutes and per-minute rates for excess usage beyond the plan amount. Lower per-minute rates relative to analog cellular providers are possible in part because the CDMA technology that both we and Sprint PCS employ has greater capacity than current analog cellular systems, enabling us to market high-use customer plans at significantly lower prices. Sprint PCS' current national plans typically:

  . include large local calling areas;

  . offer the option of service features such as voicemail, enhanced caller
    ID, call waiting, and three-way calling;

  . include minutes in any Sprint PCS market with no traveling charges;

  . require no annual contracts;

  . offer a wide selection of feature-rich phones to meet the needs of consumers and businesses; and

  . provide a limited-time money-back guarantee on Sprint PCS phones.

   In addition, Sprint PCS' "Free and Clear" national calling plans include one additional service option, such as long distance calling from anywhere on the Sprint PCS network to anywhere in the United States at no additional charge.

   Advertising. We can use the Sprint PCS brand and logo in all of our wireless communications marketing efforts and external communications. Sprint PCS has launched a national advertising campaign to promote its products, and we expect to use the Sprint PCS name and reputation to attract customers more efficiently than we could if we did not have the benefit of the use of the Sprint PCS name.

   In addition, Sprint PCS is a sponsor of numerous selective, broad-based national and regional events. These sponsorships provide Sprint PCS with brand name and product recognition in high profile events, provide a forum for sales and promotional events and enhance our promotional efforts in our territory.

   Local Focus. Our advertising and promotional program is tailored to our territory and may consist of local radio, television, printed collateral, billboards, and newspaper advertising. We are expanding a local sales force to execute our marketing strategy through direct business-to-business contacts, company owned retail stores, local distributors and other channels. Finally, because we can leverage the Sprint PCS brand allowing us to achieve our objectives more efficiently than competitors with lower brand awareness, we will be able to devote more of our resources to local rather than national or brand awareness building communications. See "Our Agreements with Sprint PCS-- The Management Agreement--Advertising and Promotions."

   Bundling of Services. We capitalize on the complete array of communications services offered by bundling Sprint PCS services with other Sprint products, such as long distance and Internet access.

   Customer Segmentation. We have two customer target segments.

  . Consumer Market. We target two consumer market segments: wireless intenders and wireless users. The wireless intender does not currently own or use a wireless phone but believes he or she will purchase a phone in the next six months, while the wireless user currently subscribes to a wireless service. We prepare appropriate marketing programs to target these customer segments, specifically addressing key service needs including superior clarity, base level services, functional quality and service reliability.

  . Business Market. We target small- to medium-sized business customers with a differentiated, more locally oriented wireless product by highlighting the all-digital nature of Sprint PCS' network, the network's superior quality, capacity and coverage, increased security, and increased functionality through advanced features. Business professional users typically have much higher average minutes of use and are more receptive to lower-priced bundled packages. Our service area has an attractive pool of over 157,000 potential business enterprises, according to U.S. Census County Business Patterns, 1997.

Sales and Distribution

   Our sales and distribution plan mirrors and builds upon Sprint PCS' proven multiple channel sales and distribution plan. We have identified the following six distribution channels that combine traditional cellular channels like retail stores, with more innovative outlets such as web-based sales, to reach our target markets.

  . Sprint PCS retail sales. We operate our own Sprint PCS-branded retail stores within our coverage area, primarily targeting the non-business consumer. We currently have 12 retail stores and plan to expand to 28 stores by the end of 2003. We will locate our stores in principal metropolitan markets within our territory, providing us with a strong local presence and a high degree of visibility. Our showrooms are designed in accordance with Sprint PCS specifications and branded as Sprint PCS stores.

  . Business-to-business sales. Our direct sales force is focused on business users.

  . Sprint PCS national sales effort. Sprint PCS has an extensive national account marketing program that focuses on the corporate headquarters of Fortune 1,000 companies. Once a Sprint PCS representative reaches an agreement with the corporate headquarters, we service the offices of that corporation on a local basis and record the revenue generated by the corporate client. We reimburse Sprint PCS for certain purchase costs related to those customers. We visit local branches of Sprint PCS' national accounts to reinforce the relationship with Sprint PCS.

  . Indirect sales. Indirect sales is also commonly referred to as the dealer channel. Within our territory, as of December 31, 2000, Sprint PCS has approximately 215 retail points of sale under third-party agent agreements, including 88 Radio Shack stores, 25 Ritz Camera stores, 18 K-Mart stores, 21 Staples stores, 15 OfficeMax stores, nine Best Buy stores, eight Circuit City Stores, three Tweeter stores, seven May Department Stores, two Office Depot stores, three CompUSA stores, four Target stores and 12 local agents. Additionally, we have relationships with 12 local independent telephone companies that currently operate in the markets we plan to serve. We intend to capitalize on these relationships to further penetrate our markets.

  . Telemarketing. Sprint PCS operates both inbound and outbound telemarketing services. Sprint PCS' telemarketing efforts are targeted primarily to current or previous Sprint long distance customers. As the exclusive provider of Sprint PCS products and services in our market, we use the national Sprint "1-800-480-4PCS" number campaigns that generate call-in leads. These leads are handled by Sprint PCS' inbound telemarketing group.

  . Alternative sales channels. Sprint PCS launched an Internet web site in December 1998 which contains information on Sprint PCS products and services. We sell personal communications services over Sprint PCS' web site and use Sprint PCS' "phone-in-a-box" program, which enables activation by dialing 1-800-480-4PCS.

Technology

 General

   In the commercial wireless communications industry there are two principal services licensed by the Federal Communications Commission for transmitting two-way, real-time voice and data signals: "cellular" and "personal communications services." In addition, enhanced specialized mobile radio service, a relatively new technology, allows for interconnected two-way real time voice and data services. The Federal Communications Commission licenses these applications, each of which operates in a distinct radio frequency block. Cellular, which uses the 800 megahertz frequency block, was the original form of widely-used commercial wireless voice communications. Cellular systems are predominantly analog-based, but over the last several years cellular operators have started to use digital service in the 800 megahertz frequency block. Digital services have been deployed, as a complement to the analog based services, in most of the major metropolitan markets.

   In 1993, the Federal Communications Commission allocated the 1900 megahertz frequency block of the radio spectrum for wireless personal communications services. Wireless personal communications services differ from traditional analog cellular telephone service principally in that wireless personal communications services systems operate at a higher frequency and employ advanced digital technology. Analog-based systems send signals in which the transmitted signal resembles the input signal, the caller's voice. Digital systems convert voice or data signals into a stream of digits that permit a single radio channel to carry multiple simultaneous transmissions. Digital systems are also able to re-use the same frequency more quickly than analog systems, resulting in greater capacity than analog systems. This enhanced capacity allows digital-based wireless technologies to offer new and enhanced services, including greater call privacy and faster and more accurate transmission of data appropriate for facsimiles, electronic mail and connecting notebook computers and wireless hand-held devices with data networks.

   Wireless communications systems, whether personal communications services or cellular, are divided into multiple geographic coverage areas, known as "cells." In both personal communications services and cellular systems, each cell contains a transmitter, a receiver and signaling equipment, known as the "base station." The base station is connected by microwave or landline telephone lines to a switch that uses computers to control the operation of the cellular or personal communications services network system. The system:

  . controls the transfer of calls from cell to cell as a subscriber's handset travels;

  . coordinates calls to and from handsets;

  . allocates calls among the cells within the system; and

  . connects calls to the local landline telephone system or to a long distance carrier.

   Wireless communications providers establish interconnection agreements with local phone companies and long distance carriers, thereby integrating their system with the existing landline public telecommunications system and the Internet. Because the signal strength of a transmission between a handset and a base station declines as the handset moves away from the base station, the switching office and the base station monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another base station where the signal strength is stronger.

   Wireless digital signal transmission is accomplished through the use of various forms of frequency management technology or "air interface protocols." Personal communications systems operate under one of three principal air interface protocols, code division multiple access, commonly referred to as CDMA, time division multiple access, commonly referred to as TDMA, or global system for mobile communications, commonly referred to as GSM.

   Time division multiple access and global system for mobile communications are both time division multiple access systems but are incompatible with each other. The CDMA system is incompatible with both of those systems. Accordingly, a subscriber of a system that utilizes CDMA technology is unable to use a CDMA handset when traveling in an area not served by CDMA-based wireless personal communications services operators, unless the customer carries a dual-frequency handset that is both digital and analog capable which permits the customer to use the analog cellular system in that area. The same issue would apply to users of the other systems.

   All of the wireless personal communications services operators now have dual-mode or tri-mode handsets available to their customers. Because digital networks do not cover all areas in the country, these handsets will remain necessary for segments of the subscriber base.

 Code Division Multiple Access Technology

   Sprint PCS' network and its affiliates' networks all use digital CDMA technology. We believe that CDMA technology provides important system performance benefits such as:

  . Greater capacity. We believe, based on studies by manufacturers of CDMA products, that CDMA systems can provide system capacity that is approximately eight to ten times greater than that of current analog technology and approximately three to six times greater than time division multiple access systems and global system for mobile communications systems.

  . Superior voice quality. We believe that CDMA technology provides superior voice quality and reduces background noise.

  . Privacy and security. One of the benefits of CDMA technology is that it combines a constantly changing digital coding scheme with a low power signal to enhance call security and privacy.

  . Soft hand-off. CDMA systems transfer calls throughout the CDMA network using a technique referred to as a soft hand-off, which connects a mobile customer's call with a new cell site while maintaining a connection with the cell site currently in use. CDMA networks monitor the quality of the transmission received by multiple cell sites simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell unless replaced by a stronger signal from another cell site. Analog, time division multiple access technology and global system for mobile communications technology networks use a "hard hand-off" that disconnects the call from the current cell site and connects with a new cell site without any simultaneous connection to both cell sites, which results in more dropped calls.

  . Simplified frequency planning. Frequency planning is the process used to analyze and test alternative patterns of frequency use within a wireless network to minimize interference and maximize capacity. Unlike systems based on time division multiple access technology or global system for mobile communications technology, systems based on CDMA technology can re-use the same subset of allocated frequencies in every cell, substantially reducing the need for costly frequency patterning and constant frequency plan management.

  . Longer battery life. Due to their greater efficiency in power consumption, CDMA handsets can provide longer standby time and more talk time availability when used in the digital mode than handsets using alternative digital or analog technologies.

   While CDMA technology has the inherent benefits discussed above, time division multiple access networks are generally less expensive when overlaying existing analog systems because time division multiple access spectrum usage is more compatible with analog spectrum planning. In addition, global system for mobile communications technology, unlike CDMA technology, allows multi-vendor equipment to be used in the same network. This, along with the fact that global system for mobile communications technology is currently more widely used throughout the world than CDMA technology, provides economies of scale for handset and equipment purchases. A standards process is also underway which will allow wireless handsets to support analog, time division multiple access and global system for mobile communications technologies in a single unit. Currently, there are no plans to have CDMA handsets that also support either the time division multiple access or global system for mobile communications technologies.

Equipment

   We will utilize Sprint PCS' approved vendors to obtain switch and cell site equipment and handsets at estimated savings of up to 30% to 40% of the price we would otherwise pay as a small independent wireless company. We are entitled to these discounts as a result of equipment and handset agreements between Sprint PCS and its suppliers.

  . Cell sites and switch equipment. Currently, we are operating two 5ESS
    Lucent switches and related cell site equipment. We have negotiated and completed a contract with Lucent to provide the cell site and switch equipment necessary for the further build-out of our markets.

  . Handsets. We will offer both single-frequency CDMA and dual-frequency
    CDMA/analog multi-network telephone handsets. Handset costs are expensive for the typical consumer and require subsidy, although in the long term, such prices are expected to decline. We expect to continue to subsidize handset costs. All handsets are subject to Sprint PCS discount purchase savings averaging an estimated 30-40% of the wholesale price. In addition, because Sprint PCS is a participant in the handset development process, we expect to gain access to newer handsets earlier than non-Sprint PCS carriers using CDMA technology.

Competition

   We compete with a number of cellular carriers and new personal communications services entrants in each of our markets. Our major competitors in terms of market coverage are Verizon Wireless, Cingular Wireless, AT&T Wireless, Nextel Communications/Nextel Partners and VoiceStream Wireless. These providers in our service area serve different geographic segments but no single carrier provides complete coverage throughout our service territory. Additionally, some of our competitors operate analog networks which require significant upgrades and therefore cannot offer the quality service provided by our 100% digital, 100% personal communications services wireless network.

   Subject to the completion of our network build-out, we believe we will compete effectively against these wireless competitors primarily by targeting business and personal users who benefit from the voice clarity, reliability and coverage of the Sprint PCS network. For a description of the costs and timing of our network build-out, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Markets and Build-Out Plan--Build-out Strategy." We offer Sprint PCS' nationwide value and competitively priced packages to our customers, which include a variety of advanced features such as caller ID, voice mail, messaging, wireless data and Internet services, call waiting, conference calling, and call forwarding. We will also exercise the flexibility enabled under our management agreement to establish our own pricing programs and promotions tailored to our markets and customer demographics. Since we benefit substantially from Sprint PCS' national "spillover" brand marketing campaigns, we are able to utilize funds, which otherwise would have been designated for creative fees to fund more advertising, to more efficiently attract additional subscribers for advertising dollars expended. Currently, our network coverage is limited, creating a competitive disadvantage. However, we plan to rapidly build a state-of-the-art CDMA network that we believe should exceed the coverage, capacity and reliability of our competitors' networks. We, along with Sprint PCS and its other affiliates, will be the only wireless provider in our entire service area offering 100% digital, 100% PCS using CDMA technology over a single frequency band on a nationwide network.

   There has recently been a trend in the wireless communications industry towards consolidation of wireless service providers through joint ventures, mergers and acquisitions. We expect this consolidation to lead to larger competitors over time. These larger competitors may have substantial resources or may be able to offer a variety of services to a large customer base.

   We also face competition from paging, specialized mobile radio and dispatch companies in our markets. Potential users of personal communications services systems may find their communications needs satisfied by other current and developing technologies. In addition, we face competition from resellers that provide wireless services to customers but do not hold Federal Communications Commission licenses or own facilities. The Federal Communications Commission requires all cellular and personal communications services licensees to permit resale of their services. In the future, we expect to face competition from other entities using additional frequencies to be licensed by the Federal Communications Commission for advanced mobile services or providing similar services using other communications technologies, including satellite-based telecommunications and wireless cable systems. Although some of these technologies are currently operational, others are being developed or may be developed in the future. In addition, over the past several years the Federal Communications Commission has auctioned, and will continue to auction, large amounts of wireless spectrum that could be used to compete with Sprint PCS services. Based on increased competition, we anticipate that market prices for wireless services generally will decline in the future.

Properties

   We lease property in a number of locations, primarily for administrative office space, our Sprint PCS stores, cell sites and switching centers. We have leased approximately 22,000 square feet of administrative office space at 220 and 319 Great Oaks Boulevard, Albany, New York for our headquarters. These leases expire with respect to a portion of our headquarters in February 2002 and with respect to the remainder in December 2004. As of March 31, 2001, we leased space on 489 sites, of which we share approximately 46% with other wireless service providers. We own property that houses switching equipment which supports our markets. We believe our properties are currently adequate for our business operations.

Employees

   As of March 31, 2001, we had a total of approximately 241 employees, of which 101 are in sales and marketing, 63 are in operations, 26 are in customer service and 51 are in administration. We expect the number of employees to increase steadily as our network expands and as the number of subscribers justifies the addition of new personnel. None of our employees is represented by a labor union or subject to a collective bargaining agreement.

Intellectual Property

   The Sprint diamond design logo is a service mark registered with the United States Patent and Trademark Office. The service mark is owned by Sprint. We use the Sprint and Sprint PCS brand names, the Sprint diamond design logo and other service marks of Sprint in connection with marketing and providing wireless services within our territory. The terms of the trademark and service mark license agreements with Sprint and Sprint PCS provide for the use of the Sprint and Sprint PCS brand names and Sprint service marks.

   Except in instances that are noncompetitive and other than in connection with the national distribution agreements, Sprint PCS has agreed not to grant to any other person a right or license to use the licensed marks in our territory.

   The trademark license agreements contain numerous restrictions with respect to the use and modification of any of the licensed marks. See "Our Agreements with Sprint PCS--The Trademark and Service Mark License Agreements."

Legal Proceedings

   We are not a party to any lawsuit or proceeding that is likely, in the opinion of management, to have a material adverse effect on our financial position, results of operations and cash flows. We are a party to routine filings and customary regulatory proceedings with the FCC relating to our operations.

                         OUR AGREEMENTS WITH SPRINT PCS

   The transactions defining our relationship with Sprint PCS were completed in a multi-phase closing process. Stage one was completed in December 1999, when we executed an agreement with Sprint PCS to manage the subscribers in our territory. Stage two was completed in January 2000 when we paid Sprint PCS a fee of $32.1 million and began our operations, managing approximately 45,000 subscribers previously managed by Sprint PCS in our territory. Stage three was completed in February 2000 when we occupied retail locations occupied by Sprint PCS. The final stage was completed in March 2000 when we purchased from Sprint PCS its existing wireless infrastructure in our territory, which included all network equipment and 170 operating cell sites covering approximately 2.5 million residents for approximately $84.3 million.

   Our major agreements with Sprint PCS are:

  .  the management agreement;

  .  the services agreement; and

  . two trademark and service mark license agreements with different Sprint entities.

   The following is a description of the material terms and provisions of our affiliation agreements with Sprint PCS. Unless otherwise stated, any reference in this prospectus to any agreement shall mean such agreement and all schedules, exhibits and attachments thereto as amended, supplemented or otherwise modified and in effect as of the date hereof. Copies of all of these agreements have been filed as exhibits to the registration statement of which this prospectus forms a part.

   Under our affiliation agreements with Sprint PCS, we have the exclusive right to provide wireless services under the Sprint and Sprint PCS brand names in our territory. Sprint PCS owns the spectrum licenses and then controls the network through its agreements with us. Our affiliation agreements with Sprint PCS require us to interface with the Sprint PCS wireless network by building our portion of the Sprint PCS network to operate on the personal communications services frequencies licensed to Sprint PCS in the 1900 megahertz range. The management agreement has an initial term of 20 years and three ten-year renewal options which would lengthen the contract to a total term of 50 years. The three ten-year renewal terms automatically occur unless we or Sprint PCS provide the other with two years prior written notice to terminate the agreements or unless we are in material default of our obligations under the agreements.

The Management Agreement

   Under our management agreement with Sprint PCS, we have agreed to:

  . own, construct and manage a network in our territory in compliance with Sprint PCS' licenses and the terms of the management agreement;

  . share with Sprint the costs associated with its relocation of interfering microwave sources in our territory;

  .  distribute Sprint PCS products and services;

  .  use Sprint PCS' and our own distribution channels in our territory;

  .  conduct advertising and promotion activities in our territory; and

  . manage that portion of Sprint PCS' customer base assigned to our territory.

   Sprint PCS will supervise our personal communications services network operations and has the right to unconditional access to our personal communications services network.

 Exclusivity

   We are designated as the only person or entity that can manage or operate a personal communications services network for Sprint PCS in our territory. Sprint PCS is prohibited from owning, operating, building or managing another wireless mobility communications network in our territory while our management agreement is in place. Sprint PCS is permitted under our agreement to make national sales to companies in our territory and, as required by the Federal Communications Commission, to permit resale of the Sprint PCS products and services in our territory. If Sprint PCS decides to expand the geographic size of our build-out, Sprint PCS must provide us with written notice of the proposed expansion. We have the right to appeal this decision to Sprint PCS' management if the proposed expansion:

  . causes us to incur a cost exceeding 5% of the sum of our equity plus our outstanding long-term debt; or

  . causes our long-term operating expenses to increase by more than 10% on a net present value basis.

   If Sprint PCS denies our appeal and we fail to confirm within 90 days that we will comply with the proposed expansion, Sprint PCS has the termination rights described below.

 Network Build-Out

   The management agreement specifies the terms of the Sprint PCS affiliation, including the required network build-out plan. We have agreed to a minimum build-out plan which includes specific coverage and deployment schedules for the network planned within our service area as depicted in the table below. The aggregate required coverage will result in network coverage of approximately 67% of the population in our territory of 6.1 million by the end of 2002. We have agreed to operate our personal communications services network to provide for a seamless hand-off of a call initiated in our territory to a neighboring Sprint PCS network.

                                                     Required Build-Out by Market by Sprint PCS
                 ---------------------------------------------------------------------------------------------
                     December 2000      September 2001  October 2001    November 2001       December 2001
                 ---------------------- -------------- --------------- ---------------- ----------------------
Market.......... Albany/Schenectady, NY  Utica, NY     Binghamton, NY, Glens Falls, NY  Rockingham County, NH
                 Orange County, NY       Syracuse, NY   PA--Phase I    Poughkeepsie, NY Stratford County, NH
                                                                                        Burlington, VT--
                                                                                         Phase I
                                                                                        Ithaca, NY
                                                                                        Keene, NH
                                                                                        Lebanon, NH
                                                                                        Manchester, NH
                                                                                        Sullivan County, NY
                                                                                        Pittsfield, MA
                                                                                        Plattsburgh, NY
                                                                                        Poughkeepsie, NY--
                                                                                         Taconic State Parkway
                                                                                        Rutland, VT
                                                                                        Elmira, NY, PA
                                                                                        Syracuse, NY
                                                                                        Watertown, NY
Percent of
Population in
Our Territory
Covered at Date
Indicated.......          35%                39%             42%             47%                 62%
                    December 2002
                 --------------------
Market.......... Binghamton, NY, PA--
                  Phase II
                 Burlington, VT--
                  Phase II
                 Oneonta, NY--
                  Phase I
Percent of
Population in
Our Territory
Covered at Date
Indicated.......         67%

 Products and Services

   The management agreement identifies the products and services that we can offer in our territory. These services include, but are not limited to, Sprint PCS consumer and business products and services available as of the date of the agreement, or as modified by Sprint PCS. We are also allowed to sell wireless products and services that are not Sprint PCS products and services if those additional products and services do not cause distribution channel conflicts or, in Sprint PCS' sole determination, consumer confusion with Sprint PCS' products and services. We may cross-sell services such as long distance service, Internet access, handsets, and prepaid phone cards with Sprint, Sprint PCS and other Sprint PCS affiliates. If we decide to sell the same services offered by third parties, we must give Sprint PCS an opportunity to provide the services on the same terms and conditions. We can also offer wireless local loop services specifically designed for the competitive local exchange market in all of our markets.

   We will participate in the Sprint PCS sales programs for national sales to customers, and will pay the expenses and receive the compensation from national accounts located in our territory. As a participant in these sales programs, our responsibilities include assisting Sprint PCS' national sales team in our territory in connection with implementing national sales programs, negotiating customer contracts and managing customer accounts. We must use Sprint's long distance service for calls made from within designated portions of our territory to areas outside those designated portions and to connect our network to the national platforms Sprint PCS uses to provide some of its services under our services agreement. We must pay Sprint PCS the same price for this service that Sprint PCS pays to Sprint, along with an additional administrative fee.

 Service Pricing, Roaming, Travel and Fees

   We must offer Sprint PCS subscriber pricing plans designated for regional or national offerings, including Sprint PCS' "Free and Clear" plans. We are permitted to establish our own local pricing plans for Sprint PCS products and services offered only in our territory, subject to Sprint PCS' approval. We are entitled to receive a weekly fee from Sprint PCS equal to 92% of "collected revenues" for all obligations under the management agreement, adjusted by the cost of customer services provided by Sprint PCS. "Collected revenues" include revenue from Sprint PCS subscribers based in our territory and inbound non-Sprint PCS roaming. Sprint PCS will receive 8% of the collected revenues. Collected revenues do not include outbound non-Sprint PCS roaming revenue, inbound and outbound Sprint PCS travel fees, proceeds from the sales of handsets and accessories, proceeds from sales not in the ordinary course of business, and amounts collected with respect to taxes. Except in the case of taxes, we will retain 100% of these revenues. Many Sprint PCS subscribers purchase bundled pricing plans that allow Sprint PCS traveling anywhere on the Sprint PCS network without incremental Sprint PCS travel charges. We will earn revenue from Sprint PCS based on a per minute rate established by Sprint PCS when Sprint PCS' or its affiliates' subscribers travel on our portion of the Sprint PCS network. Similarly, we will pay the same rate for every minute our subscribers in our territory use the Sprint PCS network outside our territory. The analog roaming rate onto a non-Sprint PCS provider's network is set under Sprint PCS' third-party roaming agreements.

 Advertising and Promotions

   Sprint PCS is responsible for all national advertising and promotion of the Sprint PCS products and services. We are responsible for advertising and promotion in our territory. Sprint PCS' service area includes the urban markets around our territory. Sprint PCS will pay for advertising in these markets. Given the proximity of those markets to our territory, we expect considerable spill-over from Sprint PCS' advertising in surrounding urban markets.

 Program Requirements

   We are required to comply with Sprint PCS' program requirements for technical standards, travel, roaming and interservice area calls, customer service standards, national and regional distribution and national accounts programs. Some of these technical standards relate to network up-time, dropped calls, blocked call attempts and call origination and termination failures. We are required to build a network that meets minimum transport requirements established by Sprint PCS for links between our cell sites and switches and between our switches and the public telephone system. We must meet substantially high network up-time percentages. Also, we must meet a minimum dropped call rate percentage and a minimum ratio of blocked call attempts to total call attempts as well as a minimum ratio of call origination to termination failures. Sprint PCS can adjust the program requirements at any time so long as it gives us at least 30 days prior notice. We have the right to appeal to Sprint PCS' management adjustments which could cause an unreasonable increase in cost to us if the adjustment:

  . causes us to incur a cost exceeding 5% of the sum of our equity plus our outstanding long-term debt, or

  . causes our long-term operating expenses to increase by more than 10% on a net present value basis.

   If Sprint PCS denies our appeal and we fail to confirm within 90 days that we will comply with the adjustment, Sprint PCS has the termination rights described below.

   We have elected to use Sprint PCS' established support services which include customer service. Under our services agreement with Sprint PCS, Sprint PCS may terminate, upon nine months' advance written notice, customer service. We would then be required to establish and operate our own customer service center to, among other things, handle customer inquiries 24 hours a day, 365 days a year, and activate handsets and accounts and handle billing and collections within stringent time guidelines established by Sprint PCS, which may range from 24 to 72 hours.

 Non-Competition

   We may not offer Sprint PCS products and services outside our territory without the prior written approval of Sprint PCS. Within our territory we may offer, market or promote telecommunications products and services only under the Sprint PCS brands, our own brand, brands of related parties of ours or other products and services approved under the management agreement, except that no brand of a significant competitor of Sprint PCS or its related parties may be used for those products and services. To the extent we have or obtain licenses to provide PCS services outside our territory, we may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint PCS. Additionally, if customers from our territory travel to other geographic areas, we must route those customers' incoming and outgoing calls according to Sprint PCS' roaming and inter-service area requirements, without regard to any wireless networks that we or our affiliates operate.

 Inability to Use Non-Sprint PCS Brand

   We may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products and services on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers or as otherwise permitted under the trademark and service mark license agreements.

 Change of Control

   Sprint PCS must consent to a change of control of our company, but this consent cannot be unreasonably withheld.

 Assignment

   We cannot assign the Sprint PCS agreements to any person without the prior consent of Sprint PCS, except that we can assign the agreements to any affiliate of ours that is not a significant competitor of Sprint PCS in the telecommunications business.

 Rights of First Refusal

   Sprint PCS has rights of first refusal to buy our assets, without further stockholder approval, upon a proposed sale of all or substantially all of our assets that are used in connection with the operation or management of the Sprint PCS network in our territory.

 Termination of Management Agreement

   The management agreement can be terminated as a result of:

  .  termination of Sprint PCS' personal communications services licenses;

  .  an uncured breach under the management agreement;

  .  bankruptcy of a party to the management agreement;

  . the management agreement not complying with any applicable law in any material respect; or

  . the termination of either of the trademark and service mark license agreements.

   However, Sprint PCS' rights of termination have been modified by the consent and agreement and are discussed more particularly under "Consent and Agreement." The termination or non-renewal of the management agreement triggers certain of our rights and those of Sprint PCS.

 Transfer of Sprint PCS Network

   Sprint PCS can sell, transfer or assign its wireless personal communications services network to a third party if the third party agrees to be bound by the terms of the Sprint PCS agreements.

 Rights on Termination

   If we have the right to terminate the management agreement because of an event of termination caused by Sprint PCS, generally we may:

  . require Sprint PCS to purchase all of our operating assets used in connection with our network for an amount equal to 80% of our entire business value (as defined in the management agreement and described below in "--Rights on Non-Renewal");

  . if Sprint PCS is the licensee for 20 MHz or more of the spectrum on the date of the management agreement, require Sprint PCS to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of:

   . the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS; or

   .  10% of our entire business value; or

  . sue Sprint PCS for damages or submit the matter to arbitration and thereby not terminate the management agreement.

   If Sprint PCS has the right to terminate the management agreement because of an event of termination caused by us, generally Sprint PCS may:

  . require us, without further stockholder approval, to sell our operating assets to Sprint PCS for an amount equal to 72% of our entire business value;

  . require us to purchase, subject to governmental approval, the licensed spectrum for an amount equal to the greater of:

   . the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint; or

   .  10% of our entire business value;

  . take any action Sprint PCS deems necessary to cure our breach of the management agreement, including assuming responsibility for, and operating, our network; or

  . sue us for damages or submit the matter to arbitration and thereby not terminate the management agreement.

 Rights on Non-Renewal

   If Sprint PCS gives us timely notice that it does not intend to renew the management agreement, we may:

  . require Sprint PCS to purchase all of our operating assets used in connection with our network for an amount equal to 80% of our entire business value; or

  . if Sprint PCS is the licensee for 20 MHz or more of the spectrum on the date of the management agreement, require Sprint PCS to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of:

   . the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS; or

   .  10% of our entire business value.

   If we give Sprint PCS timely notice of non-renewal, or we both give notice of non-renewal, or the management agreement is terminated for failure to comply with legal requirements or regulatory considerations or expires by its terms if no notice is provided, Sprint PCS may:

  . purchase all of our operating assets, without further stockholder approval, for an amount equal to 80% of our entire business value; or

  . require us to purchase, subject to governmental approval, the licensed spectrum for an amount equal to the greater of:

   . the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS; or

   .  10% of our entire business value.

   If the entire business value is to be determined, we and Sprint PCS will each select one independent appraiser and the two appraisers will select a third appraiser. Each appraiser must be an expert in valuing wireless telecommunications companies. The three appraisers will determine the entire business value on a going concern basis using the following guidelines:

  . the entire business value will be based on the price a willing buyer would pay a willing seller for the entire on-going business;

  . the appraisers will use then-current customary means of valuing a wireless telecommunications business;

  . the appraisers will value the business as it is conducted under the Sprint and Sprint PCS brands and the Sprint PCS agreements;

  . where Sprint PCS may, or is required to, purchase our operating assets, the appraisers will value the business as if we own the spectrum and frequencies that we actually use. Where we may, or are required to, purchase a portion of Sprint PCS' licensed spectrum, the business will be valued as if we already own that portion of the spectrum and frequencies that we are going to purchase; and

  . the valuation will not include any value for the business not directly related to the Sprint PCS products and services.

   The rights and remedies of Sprint PCS outlined in the management agreement resulting from an event of termination of the management agreement have been materially amended by the consent and agreement as discussed below.

 Insurance

   We are required to obtain and maintain with financially reputable insurers who are licensed to do business in all jurisdictions where any work is performed under the management agreement and who are reasonably acceptable to Sprint PCS, workers' compensation insurance, commercial general liability insurance, business automobile insurance, umbrella excess liability insurance and "all risk" property insurance.

 Indemnification

   We have agreed to indemnify Sprint PCS and its directors, employees and agents and related parties of Sprint PCS and their directors, managers, officers, employees, agents and representatives against any and all claims against any of the foregoing arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in the management agreement or any other agreement between us and Sprint PCS, our ownership of the operating assets or the actions or the failure to act of anyone employed or hired by us in the performance of any work under this agreement, except we will not indemnify Sprint PCS for any claims arising solely from the negligence or willful misconduct of Sprint PCS. Sprint PCS has agreed to indemnify us and our directors, managers, officers, employees, agents and representatives against all claims against any of the foregoing arising from Sprint PCS' violation of any law and from Sprint PCS' breach of any representation, warranty or covenant contained in this agreement or any other agreement between Sprint PCS and us, except Sprint PCS will not indemnify us for any claims arising solely from our negligence or willful misconduct.

The Services Agreement

   The services agreement outlines various fees and back office functions provided by Sprint PCS and available to us at a per-subscriber rate. Some of the available services and fees include:

  .  network monitoring through Sprint PCS' network operating control center;

  .  billing (including the administration of pre-paid services);

  .  customer care;

  .  activation;

  .  credit checks;

  .  handset logistics;

  .  remote switching;

  .  home locator record;

  .  voice mail;

  .  directory assistance;

  .  operator services;

  .  long distance;

  .  roaming fees;

  .  roaming clearinghouse fees;

  .  interconnect fees; and

  .  inter service area fees.

   The services agreement allows us to discontinue our use of a particular service upon three months notice to Sprint PCS. Sprint PCS may decide to discontinue providing a service upon nine months notice to us. Sprint PCS has the right to change the fee it charges for these services, but Sprint PCS has agreed to provide to us a discount to the 1999 prices of these services through 2002.

   Sprint PCS offers three packages of available services. Each package includes services which must be purchased from Sprint PCS and services which may be purchased from a vendor or provided in-house. Our package includes services such as billing, activation and customer care which must all be purchased from Sprint PCS. We have chosen to engage Sprint PCS to perform these services but may develop an independent capability over time. Sprint PCS may also contract with third parties to provide expertise and services identical or similar to those to be made available or provided to us.

   We have agreed not to use the services performed by Sprint PCS in connection with any other business or outside our territory. We have agreed with Sprint PCS to indemnify each other as well as officers, directors, employees and other related parties and their officers, directors and employees for violations of law or the services agreement except for any liabilities resulting from the negligence or willful misconduct of the person seeking to be indemnified or its representatives. The services agreement also provides that no party to the agreement will be liable to the other party for special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits arising from the relationship of the parties or the conduct of business under, or breach of, the services agreement except as may otherwise be required by the indemnification provisions. The services agreement automatically terminates upon the management agreement's termination, and neither party may terminate the services agreement for any other reason.

The Trademark and Service Mark License Agreements

   We have non-transferable licenses to use, at no additional cost to us, the Sprint and Sprint PCS brand names and "diamond" symbol, and several other U.S. trademarks and service marks of Sprint and Sprint PCS such as "The Clear Alternative to Cellular" and "Clear Across the Nation." Our use of the licensed marks is subject to our adherence to quality standards determined by Sprint and Sprint PCS and use of the licensed marks in a manner which would not reflect adversely on the image of quality symbolized by the licensed marks. We have agreed to promptly notify Sprint and Sprint PCS of any infringement of any of the licensed marks within our territory of which we become aware and to provide assistance to Sprint and Sprint PCS in connection with Sprint's and Sprint PCS' enforcement of their rights. We have agreed with Sprint and Sprint PCS to indemnify each other for losses incurred in connection with a material breach of the trademark license agreements. In addition, we have agreed to indemnify Sprint and Sprint PCS from any loss suffered by reason of our use of the licensed marks or marketing, promotion, advertisement, distribution, lease or sale of any Sprint or Sprint PCS products and services other than losses arising solely out of our use of the licensed marks in compliance with certain guidelines. Sprint and Sprint PCS can terminate the trademark and service mark license agreements if we file for bankruptcy, materially breach the agreement or our management agreement is terminated. We can terminate the trademark and service mark license agreements upon Sprint's or Sprint PCS' abandonment of the licensed marks or if Sprint or Sprint PCS files for bankruptcy or the management agreement is terminated. Sprint and Sprint PCS can assign their interests in the licensed marks to a third party if that third party agrees to be bound by the terms of the trademark and service mark license agreements.

Consent and Agreement for the Benefit of Lenders Under Our Credit Facilities

   Sprint PCS entered into a consent and agreement with an administrative agent for the senior lenders under our credit facilities that we acknowledged. This agreement modifies Sprint PCS' rights and remedies under our management agreement for the benefit of our lenders.

 General

   The consent and agreement generally provides, among other matters, for the following:

  . Sprint PCS' consent to the pledge of substantially all of our assets to the administrative agent, including our rights under the Sprint PCS affiliation agreements, as collateral for our credit facilities;

  . Sprint PCS and the administrative agent will provide each other with notices of default by us under the Sprint PCS management agreement and senior financing;

  . at the administrative agent's request, Sprint PCS will redirect any payments due to us under the management agreement to the administrative agent during the continuation of our default under our credit facilities;

  . Sprint PCS or the administrative agent will have certain rights to appoint interim replacements to operate our portion of the network under our Sprint PCS affiliation agreements after an acceleration of our credit facilities or an event of termination under our Sprint PCS affiliation agreements;

  . upon the acceleration of our obligations under our credit facilities, the administrative agent or Sprint PCS will have rights to sell our assets or the ownership interests of our operating subsidiaries to any party, and to assign our rights under the Sprint PCS affiliation agreements to a qualified purchaser, which must not be a major competitor of Sprint PCS or Sprint;

  . Sprint PCS will not be able to terminate our Sprint PCS affiliation agreements until our credit facilities are satisfied, unless our subsidiaries or assets are sold or transferred to a non-qualifying party; this sale requires the approval of the administrative agent;

  . Sprint PCS will maintain at least 10 megahertz of PCS services spectrum in all of our markets until our credit facilities are satisfied or our operating assets, including in certain cases spectrum, are sold if we default under our credit facilities; and

  . in the event that Sprint PCS enters into a consent and agreement with the secured lender of another affiliate on terms and conditions different from those provided to the administrative agent, under certain conditions and upon notice to the administrative agent and at the administrative agent's request, Sprint PCS will amend our consent and agreement to adopt the different terms and conditions in whole.

 Sprint PCS' Right to Purchase Operating Assets or Ownership Interests in Our Operating Subsidiaries upon Acceleration

   Subject to the requirements of applicable law and following an acceleration by the administrative agent of our obligations under our credit facilities, the consent and agreement permits Sprint PCS to purchase our operating assets or the interests of our operating subsidiaries on the following general terms:

  .  Sprint PCS elects to make such a purchase within a specified period; and

  . the purchase price is the greater of an amount equal to 72% of our entire business value or the amount outstanding under our credit facilities.

   If Sprint PCS gives notice of its intention to exercise its purchase right, then the administrative agent may not foreclose on its security interest in our assets for a specified period or until Sprint PCS rescinds its intention to purchase. If we receive an acceptable written offer for our operating assets or the ownership interests of our operating subsidiaries from another prospective purchaser, Sprint PCS has the right to make the purchase on terms at least as favorable to us. Sprint PCS must agree to purchase the operating assets or the ownership interests of our operating subsidiaries within 14 business days of its receipt of the offer on acceptable conditions and in a prescribed amount of time.

 Sale of Operating Assets or Ownership Interests of Our Operating Subsidiaries to Third Parties

   If Sprint PCS does not purchase our operating assets or the ownership interests of our operating subsidiaries after an acceleration of the obligations under our credit facilities, then the administrative agent may sell the operating assets or ownership interests. Subject to the requirements of applicable law, including the law relating to foreclosures of security interests, the administrative agent has two options:

  . to sell the assets or ownership interests of our operating subsidiaries, including our rights under the Sprint PCS affiliation agreements, to a permitted successor; or

  . to sell the assets or ownership interests to any third party, subject to specified conditions and limitations.

                                   MANAGEMENT

Directors and Executive Officers

   The following table presents information with respect to our directors and executive officers.

               Name            Age                    Position
               ----            ---                    --------
     Steven M. Nielsen.......   45 President, Chief Executive Officer and Director
     Timothy J. Medina.......   35 Chief Financial Officer
     John P. Hart, Jr. ......   54 Chief Technology Officer
     Solon L. Kandel.........   41 Director
     J.K. Hage III...........   50 Director
     Christopher J. Stadler..   36 Director
     Mamoun Askari...........   38 Director
     James O. Egan...........   51 Director
     Charles K. Marquis......   57 Director
     Thomas J. Sullivan......   38 Director
     Savio W. Tung...........   50 Director
     Christopher J. O'Brien..   42 Director
     Alfred F. Boschulte.....   58 Director
     Brian Kwait.............   40 Director
     Harley Ruppert..........   54 Director

   Steven M. Nielsen became our President and Chief Executive Officer in November 2000 and one of our directors in May 2001 and served as our Chief Financial Officer from May 2000 to November 2000. Most recently, Mr. Nielsen was the Vice President and General Manager of NEXTLINK-Washington, a competitive local exchange carrier, where he supervised all operations, including network build and market launch. Prior to that time Mr. Nielsen spent over 11 years with Sprint and Sprint PCS in key financial positions. As the Sprint PCS Area Vice President for the Northwest, Mr. Nielsen contributed significantly to the rapid early growth of the $10 billion start-up business. He launched Sprint PCS markets and service in Washington and Oregon, managed transitions from plan to rollout by building up large sales and marketing teams and established nearly 500 points of distribution.

   Timothy J. Medina was appointed Vice President and Chief Financial Officer in May 2001. Prior to his appointment, Mr. Medina served from March 1988 through April 2001 in various positions at GTE Service Corporation, GTE Overseas Corporation and Verizon Communications. Most recently, he served as Chief Financial Officer and Board Member of Verizon's wireless subsidiary in Argentina, CTI Holdings. Previously, Mr. Medina held finance and strategic planning positions with GTE's full service telecommunications subsidiary in Venezuela, CANTV, and in governmental relations positions in GTE's Government Affairs department in Washington, D.C.

   John P. Hart, Jr. became our Chief Technology Officer in June 1999. From February 1998 to June 1999, Mr. Hart was Vice President of Engineering and Operations at NEXTEL Communications, Inc. Mr. Hart directed the design, implementation and operation of NEXTEL's advanced Integrated Digital Enhanced Network System in the New York metropolitan area. From 1992 to 1998, he was Vice President of System Development PCS Engineering and Network Operations at AT&T Wireless Services. Mr. Hart also served as the Vice President of Engineering and Network Operations for McCaw Cellular Communications and has held various engineering positions at AT&T Bell Laboratories, Motorola, and NYNEX Mobile Communications.

   Solon L. Kandel became one of our directors in June 1999. Mr. Kandel served as our President and Chief Executive Officer from May 1999 to November 2000. From January 1997 until February 1999, he held the positions of President, Chief Executive Officer and member of the board of directors of IDF International, Inc. and its predecessors. Prior to his employment at IDF International, Inc., Mr. Kandel held strategic management positions at AT&T Wireless Services and McCaw Cellular Communications. In these capacities he guided the implementation of personal communications services networks from Massachusetts to Virginia and created innovative programs for acquiring wireless communications site links in bulk deployment throughout the United States. He also helped to build McCaw's cellular markets in the New York metropolitan area.

   J.K. Hage III became one of our directors in December 1999. Mr. Hage served as our Executive Vice President, Secretary and General Counsel from our inception to September 2000. Mr. Hage is also the Managing Partner of Hage and Hage LLC, where he has practiced law for over 20 years primarily in the telecommunications industry. Mr. Hage is Of Counsel to Lukas, Nace, Gutierrez & Sachs Chartered, a Washington D.C. professional corporation organized to practice communications law before the Federal Communications Commission, state utility commissions and the federal courts. Mr. Hage is active in numerous industry associations, including the New York State Telecommunications Association, the Organization for the Preservation and Advancement of Small Telephone Companies, the American Mobile Telecommunications Association, the International Mobile Telecommunications Association, and the New York State Municipal Electric Association. Mr. Hage is a member of the New York State Bar Association Committee on Public Utility Law and the New York State Bar Association Committee on Trusts and Estates.

   Christopher J. Stadler became one of our directors in December 1999. Mr. Stadler has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since April 1996. Prior to joining Investcorp, Mr. Stadler was a Director of CS First Boston Corporation. Mr. Stadler is a director of Carter Holdings, Inc. and its wholly-owned subsidiary, The William Carter Company.

   Mamoun Askari became one of our directors in December 1999. Mr. Askari has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since September 1990. Prior to joining Investcorp, Mr. Askari was an Associate with Deloitte, Haskins & Sells.

   James O. Egan became one of our directors in December 1999. Mr. Egan has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since January 1999. Prior to joining Investcorp, Mr. Egan was a partner in the accounting firm of KPMG from October 1997 to December 1998 and a Senior Vice President and Chief Financial Officer of Riverwood International, a paperboard, packaging and machinery company, from May 1996 to September 1997. Previously, Mr. Egan was a partner in the accounting firm of Coopers & Lybrand L.L.P. (now PricewaterhouseCoopers LLP). Mr. Egan is a director of CSK Auto Corporation, Harborside Healthcare Corporation, Werner Holding Co. (DE), Inc. and SI Corporation.

   Charles K. Marquis became one of our directors in May 2001. Mr. Marquis has been a senior advisor to Investcorp or one or more of its wholly-owned subsidiaries since January 1999. Prior to joining Investcorp, Mr. Marquis was a partner in the law firm of Gibson, Dunn & Crutcher LLP. Mr. Marquis is a director of CSK Auto Corporation, Jostens, Inc., Stratus Computer Systems International S.A., Tiffany & Co. and Werner Holding Co. (DE), Inc.

   Thomas J. Sullivan became one of our directors in December 1999. Mr. Sullivan has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since April 1996. Prior to joining Investcorp, Mr. Sullivan was Vice President and Treasurer of the Leslie Fay Companies, Inc. (now Leslie Fay Company, Inc.). Mr. Sullivan is a director of Werner Holding Co. (DE), Inc.

   Savio W. Tung became one of our directors in December 1999. Mr. Tung has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since September 1984. Mr. Tung is a director of CSK Auto Corporation, Werner Holding Co. (DE), Inc. and SI Corporation.

   Christopher J. O'Brien became one of our directors in December 1999. Mr. O'Brien has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since December 1993. Prior to joining Investcorp, Mr. O'Brien was a Managing Director of Mancuso & Company, a private New York-based merchant bank. Mr. O'Brien is a director of NationsRent, Inc., CSK Auto Corporation, Harborside Healthcare Corporation, SI Corporation and Carter Holdings, Inc. and its wholly-owned subsidiary, The William Carter Company.

   Alfred F. Boschulte became the chairman of our board of directors in March 1999. Mr. Boschulte is the former President and Chairman of NYNEX Mobile Communications (which merged to form Bell Atlantic Mobile) where he served from 1990 through 1994. Mr. Boschulte is President and Chief Executive Officer of Detecon, Inc., an affiliate of Deutsche Telecom. Detecon is a telecommunications consulting firm specializing in strategic and technical planning for wireline and wireless telecommunications businesses. Previously, Mr. Boschulte was the Managing Director of Excelcomindo, a global system for mobile communications service provider in Indonesia, from January 1996 to December 1997. Prior to Excelcomindo, Mr. Boschulte was the President of TOMCOM, L.P., a wireless joint service organization of AirTouch Communications, Bell Atlantic, NYNEX, US West and their jointly-owned personal communications services businesses.

   Brian Kwait became one of our directors in December 1999. Mr. Kwait has been a Managing Principal of Odyssey Investment Partners, LLC since 1997. Previously, Mr. Kwait was a Principal in the private equity investing group of Odyssey Partners, LP from 1989 to 1996. Mr. Kwait is a director of William Scotsman Holdings, Inc. and PF.Net Communications, Inc.

   Harley Ruppert became one of our directors at our inception. From 1978 to the present, Mr. Ruppert has been employed by Newport Telephone Company, Inc., most recently as President. In 2000, Mr. Ruppert purchased a controlling interest in Newport Telephone Company, Inc. Mr. Ruppert is also President and Chief Executive Officer of NTCNet Inc., the holding company of Newport Telephone Company, Inc., and all subsidiaries of Newport Telephone Company.

Board of Directors

   We currently have 13 directors. Directors serve for a term of one year and are elected at each annual meeting of stockholders. Each of our directors, except for Messrs. Nielsen and Marquis, was elected to our board of directors pursuant to the terms of a stockholders agreement that we entered into with certain of our stockholders in December 1999. The stockholders agreement contains additional provisions with respect to the election of directors. For a description of these provisions, see "Description of Capital Stock-- Stockholders Agreement--Voting."

Compensation of Directors

   Currently, we do not compensate our directors. No director who is one of our employees receives separate compensation for services rendered as a director.

Board Committees

   Our board of directors has established three committees: the compensation committee, the executive committee and the audit/finance committee.

   The compensation committee is responsible for reviewing and approving all compensation arrangements for our officers, and is also responsible for administering our Management Stock Incentive Plan. The current members of the compensation committee are Messrs. Boschulte, Kwait and Stadler.

   The executive committee is responsible for advising and aiding our officers on all matters concerning the management of our business and affairs. The current members of the executive committee are Messrs. Askari, Boschulte, Nielsen, Stadler and Sullivan.

   The audit/finance committee is responsible for recommending to the board of directors the engagement of our independent auditors and reviewing with the independent auditors the scope and results of their audits, our internal accounting controls, audit practices and the professional services furnished by the independent auditors. In addition, the audit/finance committee provides budget oversight and reviews capital structure issues. The current members of the audit/finance committee are Messrs. Askari, Ruppert and Sullivan.

Compensation Committee Interlocks and Insider Participation

   Messrs. Boschulte, Kwait and Stadler served as members of the compensation committee during 2000. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer has served as a member of the compensation committee of our board of directors.

Executive Compensation

   The following table sets forth information regarding aggregate cash compensation, stock option awards and other compensation earned by our Chief Executive Officer and our four other most highly compensated executive officers for services rendered in 2000, collectively referred to as our named executive officers.

                           Summary Compensation Table

                                                              Long-Term
                              Annual Compensation        Compensation Awards
                         ------------------------------ ---------------------
                                                        Restricted Securities
   Name and Principal                      Other Annual   Stock    Underlying  All Other
        Position          Salary   Bonus   Compensation   Awards    Options   Compensation
   ------------------    -------- -------- ------------ ---------- ---------- ------------
Steven M. Nielsen....... $129,051 $190,000   $135,932      $ --     $421,349     $  272
 Chief Executive Officer

Solon L. Kandel.........  254,095      --     118,334        --          --       5,131
 Former President and
 Chief Executive Officer

David L. Standig........  204,983      --      33,881        --     $ 50,000      4,717
 Former Chief Operating
  Officer

John P. Hart, Jr. ......  251,838  148,394     28,095        --     $ 50,000      4,506
 Chief Technology
  Officer

J.K. Hage III...........      --       --         --         --          --         --
 Former Executive Vice
 President and General
 Counsel

   Amounts shown in the column "Bonus" reflect bonuses earned in 2000 and paid in March 2001. Amounts shown in the column "Other Annual Compensation" for Messrs. Nielsen, Standig and Hart include amounts paid in reimbursement of relocation expenses as follows:

  .  $132,288 to Mr. Nielsen;

  .  $29,617 to Mr. Standig; and

  .  $25,080 to Mr. Hart.

   Amounts shown in the column "All Other Compensation" include 401(k) plan matches and term life premiums paid by us.

   In September 2000, we and Mr. Hage entered into an agreement pursuant to which Mr. Hage's professional services agreement with us was terminated, as described in "--Employment Agreements--Separation Agreements."

   Mr. Kandel resigned from his position in November 2000. We and Mr. Kandel entered into an agreement as described in "--Employment Agreements--Separation Agreements." The amount shown in the column "Other Annual Compensation" for Mr. Kandel includes $78,500 paid as severance pursuant to this agreement and $21,000 paid in reimbursement of automobile expenses.

   In April 2001, we and Mr. Standig entered into an agreement pursuant to which Mr. Standig's employment with us was terminated, as described in "-- Employment Agreements--Separation Agreements."

                          Stock Option Grants in 2000

   The following table sets forth information regarding stock options to purchase class B common stock granted to our named executive officers in 2000, including the potential realizable value of each grant assuming that the market value of our common stock appreciates at annualized rates of 5% and 10% for the ten-year term of the option from the date of grant.

                                      Individual Grants
                         ----------------------------------------------
                                                                        Potential Realizable
                                      Percentage                          Value at Assumed
                         Number of     of Total                         Annual Rates of Stock
                           Shares      Options                           Price Appreciation
                         Underlying   Granted to  Exercise                 for Option Term
                           Option     Employees     Price    Expiration ---------------------
Name                       Grants      in 2000   (per share)    Date        5%        10%
----                     ----------   ---------- ----------- ---------- ---------- ----------
Steven M. Nielsen.......  337,079(1)     58.4%    $5.74468     5/1/10   $1,217,797 $3,086,138
                           84,270(2)     14.6%     5.74468     5/1/10      304,449    771,534
Solon L. Kandel.........      --          -- %         --        --            --         --
David L. Standig........   50,000(3)      8.7%     5.74468    3/20/10      180,640    457,777
John P. Hart, Jr. ......   50,000(3)      8.7%     5.74468    3/30/10      180,640    457,777
J.K. Hage III...........      --          -- %         --        --            --         --

--------
(1) Options for 84,270 shares are fully vested, options for 126,404 shares vest daily over 975 days from May 1, 2000, and options for 126,404 shares vest in thirds at the end of 2000, 2001 and 2002 based upon the achievement of performance-based targets set by our former chief executive officer and our board of directors in consultation with the option holder. Any portion of the performance-based vesting options that have not vested by December 20, 2004 will vest on December 20, 2004.

(2) Options vest daily over 975 days from May 1, 2000.

(3) Options are fully vested.

                          Year-End 2000 Option Values

   The following table sets forth information regarding the number and value of shares of class B common stock underlying unexercised options that were held by each of our named executive officers at December 31, 2000. No shares were acquired on the exercise of stock options by these individuals during 2000, except for Mr. Hage, who exercised stock options for 1,000 shares in January 2000.

   There was no public market for our class B common stock at December 31, 2000. Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 2000" are based on an assumed fair market value of $7.00 per share at December 31, 2000, without taking into account any taxes that may be payable in connection with the exercise of options, multiplied by the number of shares underlying the option, less the exercise price payable for these shares. This assumed fair market value does not necessarily represent the actual value of our stock at December 31, 2000.

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                                    Options at          In-the-Money Options at
                                 December 31, 2000         December 31, 2000
                             ------------------------- -------------------------
   Name                      Exercisable Unexercisable Exercisable Unexercisable
   ----                      ----------- ------------- ----------- -------------
   Steven M. Nielsen........    137,208     284,141    $  172,240    $356,688
   Solon L. Kandel..........  1,685,393         --      3,563,119         --
   David L. Standig.........    280,553     275,065       352,184     345,295
   John P. Hart, Jr. .......    190,557     196,522       239,210     246,698
   J.K. Hage III............    318,079         --        399,291         --

Management Stock Incentive Plan

   Our Management Stock Incentive Plan was adopted by our board of directors and stockholders in December 1999. The purpose of the plan is to attract and retain the services of our key management employees, outside directors and consultants by providing those persons with a proprietary interest in us. The plan allows us to provide that proprietary interest through the grant of:

  . incentive stock options within the meaning of Section 422 of the Internal Revenue Code;

  .  nonqualified stock options;

  .  stock appreciation rights; and

  .  restricted stock.

   A total of 2,021,979 shares of class B common stock may be issued under the plan. As of December 31, 2000, an aggregate of 1,988,270 shares were subject to outstanding options granted under the plan, 30,000 shares had been issued upon exercise of options and 3,709 shares were available for future grants. The maximum number of shares with respect to which awards may be granted to any individual may not exceed 606,594 shares during any calendar year.

   Our compensation committee administers the plan and is authorized, subject to the provisions of the plan, to grant awards and establish rules and regulations as it deems necessary for the proper administration of the option plan and to make whatever determinations and interpretations it deems necessary or advisable. The compensation committee has authority to determine:

  .  to whom awards are granted;

  .  the number of shares subject to an award;

  .  the term and vesting period of the award;

  . the exercise or purchase price of an award (which price, in the case of incentive options, may not be less than the fair market value of the stock on the date of grant, or 110% of fair market value if the option recipient owns more than 10% of the total voting power of our capital stock);

  . any restrictions on sale and repurchase rights which are to be placed on shares purchased upon exercise of an award; and

  . other terms, provisions, limitations and performance requirements approved by the committee, but not inconsistent with the plan.

   The exercise price for each option may be paid in cash, or if permitted by the applicable option agreement or the compensation committee, with surrendered shares of stock or through a procedure involving a broker-assisted sale of option shares which have been held for at least six months. The maximum term of incentive stock options is ten years and nonqualified stock options may have a term of up to ten years and 30 days. No awards may be granted under the plan after December 20, 2009.

Employment Agreements

   Employment Agreements. We entered into employment agreements in December 1999 with Messrs. Standig and Hart and in May 2000 with Mr. Nielsen. The term of each agreement ends on December 31, 2002.

   Messrs. Standig and Hart each received an annual base salary of $175,000 for the first four months of 2000 and received, along with Mr. Nielsen, an annual base salary of $200,000 for the remainder of 2000. Messrs. Standig, Hart and Nielsen are each entitled to receive $205,000 in 2001 and $210,000 in 2002.

   In addition, Messrs. Standig, Hart and Nielsen are each eligible to receive an annual bonus of up to 100% of their current base salary upon the achievement of performance-based targets set by our board of directors. Each officer's bonus is calculated by multiplying his potential bonus by the percentage of his performance-based target that he achieves. No bonus will be paid to an officer if he does not achieve at least 75% of his performance-based target. Pursuant to the terms of their agreements, Messrs. Standig, Hart and Nielsen received bonuses of $136,231, $148,394 and $190,000, respectively, for 2000 which were paid in March 2001. We also agreed to lease residential housing for Mr. Nielsen at a cost of up to $1,500 per month until August 2000 and to reimburse him up to $100,000 for relocation costs.

   If we terminate any of these employment agreements for other than cause or disability, we are required to pay the officer, in addition to accrued bonus amounts and benefits, the lesser of (1) his base salary for the remainder of the term of his employment agreement or (2) the base salary he would be entitled to receive if he remained employed for the 12-month period following the termination date.

   Separation Agreements. In September 2000, we entered into an agreement with Mr. Hage pursuant to which Mr. Hage's professional services agreement with us was terminated and we and Mr. Hage entered into a consulting agreement. Mr. Hage retained vested options to purchase 318,079 shares of class B common stock at an exercise price of $5.74468 per share and forfeited his remaining options. Mr. Hage's retained options are exercisable until September 16, 2005 or if our initial public offering occurs within five years of the date of his separation agreement, the later of September 16, 2005 or two years after the closing of the initial public offering.

   In November 2000, we entered into an agreement with Mr. Kandel pursuant to which Mr. Kandel resigned from his position and we agreed to engage Mr. Kandel as a consultant until April 30, 2001. We will pay Mr. Kandel an aggregate of $110,000 in return for Mr. Kandel's advisory services. We will also pay Mr. Kandel an aggregate of $791,666 representing salary and bonus amounts and $20,000 as reimbursement for certain expenses incurred by Mr. Kandel. We also repurchased 14,506 shares of class B common stock held by Mr. Kandel for a total purchase price of $83,333.34. Mr. Kandel retained vested options to purchase 337,079 shares of class B common stock at an exercise price of $1.45070 per share and 1,348,315 shares at an exercise price of $5.74468 per share. Mr. Kandel's retained options are exercisable until November 7, 2005, or if our initial public offering occurs within five years of the date of his separation agreement, the later of November 7, 2005 or two years after the closing of the initial public offering.

   In April 2001, we and Mr. Standig entered into a separation agreement pursuant to which Mr. Standig's employment with us was terminated. We paid Mr. Standig approximately $325,000 pursuant to the agreement. We also forgave $19,967 of accrued interest on loans made by us to Mr. Standig. Mr. Standig retained vested options to purchase 299,515 shares of class B common stock at an exercise price of $5.74468 per share and forfeited his remaining options. Mr. Standig's retained options are exercisable until September 30, 2002. We also repurchased 30,077 shares of class B common stock held by Mr. Standig for a total purchase price of $172,783.68.

Option Agreements

   In connection with their employment agreements, we granted options to purchase class B common stock to Messrs. Standig and Hart as shown in the table contained in "--Executive Compensation--Stock Option Grants in 1999." In connection with Mr. Nielsen's employment agreement, we granted an option to purchase class B common stock to Mr. Nielsen as shown in the table contained in "--Executive Compensation--Stock Option Grants in 2000." We also granted additional options to purchase class B common stock to Messrs. Standig, Hart and Nielsen as shown in the table contained in "--Executive Compensation--Stock Option Grants in 2000." All of the unexercisable options held by Messrs. Standig, Hart and Nielsen will become immediately exercisable upon a change of control, but only if a certain annual rate of return has occurred on an investment in our stock. To the extent only a portion of the annual rate of return has been achieved, a pro rata portion of the unexercisable options will become exercisable. For each of Messrs. Standig, Hart and Nielsen, if the change of control transaction involves a merger or consolidation under specified circumstances, 20% instead of 100% of the unexercisable options will become exercisable.

                             PRINCIPAL STOCKHOLDERS

   Our outstanding capital stock consists of five classes of common stock, class A common stock, class B common stock, class C common stock, class D common stock and class E common stock. Holders of class A common stock, class C common stock and class E common stock do not have any voting rights. Holders of class B common stock are entitled to one vote per share, and holders of class D common stock are entitled to 402.7 votes per share.

   As of February 28, 2001, we had 13,270,313 shares of class B common stock outstanding and 60,000 shares of class D common stock outstanding. Investcorp and certain co-investors arranged by Investcorp beneficially own 1.3% of the outstanding class B common stock and 100% of the outstanding class D common stock, representing approximately 65.0% of our total voting power.

   The following tables present information regarding the beneficial ownership of our class B common stock as of February 28, 2001 by:

  . each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our class B common stock;

  .  each of our named executive officers;

  .  each of our directors; and

  .  all current directors and executive officers as a group;

and our class D common stock as of February 28, 2001 by each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our class D common stock.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of class B common stock subject to options that are currently exercisable or exercisable within 60 days of February 28, 2001 are deemed outstanding for purposes of computing the percentage ownership of any person. These shares, however, are not considered outstanding when computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 13,270,313 shares of class B and 60,000 shares of class D common stock outstanding as of February 28, 2001.

   We have entered into a stockholders agreement with certain of our stockholders with respect to the voting, and in certain circumstances the disposition, of the shares of our capital stock. See "Description of Capital Stock--Stockholders Agreement." All such stockholders may be deemed to be a control group for such purposes, and each stockholder may thus be deemed to beneficially own all shares owned by all other such stockholders. Because we believe that it more accurately reflects ownership of our capital stock, this table does not reflect shares which may be deemed to be beneficially owned by any entity solely by virtue of the stockholders agreement.

                              Class B Common Stock

                                                        Options
                                           Number of    Included   Percentage
                                             Shares        in       of Class
                                          Beneficially Beneficial Beneficially
              Beneficial Owner               Owned     Ownership     Owned
              ----------------            ------------ ---------- ------------
   5% Stockholders:
   Odyssey Investment Partners Fund,
    LP(1)................................   4,833,502        --       36.4%
   Delhi PCS Inc.(2).....................   1,000,069        --        7.5%
   Newport PCS Inc.(3)...................   1,000,069        --        7.5%
   Larry S. Roadman(4)...................     996,333        --        7.5%
   William W. Griswold(5)................     951,411        --        7.2%
   Paul H. Griswold(6)...................     947,411        --        7.2%
   Charles Lane(7).......................     938,520        --        7.1%
   Cedar Familia LLC(8)..................     930,000        --        7.0%
   Dry Brook Holdings LLC(9).............     900,000        --        6.8%
   Finger Lakes Technologies Group
    Inc.(10).............................     894,754        --        6.7%
   Trent L. Trahan(11)...................     866,019        --        6.5%
   Champlain PCS Inc.(12)................     776,063        --        5.8%
   James G. Kaufman(13)..................     776,063        --        5.8%

   Named Executive Officers and
    Directors:
   Steven M. Nielsen(14).................     220,921    162,921       1.6%
   David L. Standig(14)..................     343,372    306,195       2.5%
   John P. Hart, Jr.(14).................     233,456    203,378       1.7%
   Solon L. Kandel(15)...................   1,685,393  1,685,393      11.3%
   J.K. Hage III(16).....................   1,330,402    318,079       9.8%
   Christopher J. Stadler(17)............         --         --        --
   Mamoun Askari(17).....................         --         --        --
   James O. Egan(17).....................         --         --        --
   Thomas J. Sullivan(17)................         --         --        --
   Savio W. Tung(17).....................         --         --        --
   Christopher J. O'Brien(17)............         --         --        --
   Alfred F. Boschulte(18)...............     391,529    233,146       2.9%
   Brian Kwait(19).......................   4,833,502        --       36.4%
   Harley Ruppert(20)....................   1,000,069        --        7.5%
   All directors and executive officers
    as a group (14 persons)..............  10,038,644  2,909,112      62.0%

                              Class D Common Stock

                                                        Number of    Percentage
                                                          Shares      of Class
                                                       Beneficially Beneficially
Beneficial Owner                                          Owned        Owned
----------------                                       ------------ ------------
Investcorp S.A(21)....................................    60,000       100.0%
SIPCO Limited(22).....................................    60,000       100.0%
Investcorp Investment Equity Limited(23)..............     4,800         8.0%
Ballet Limited(24)....................................     5,520         9.2%
Denary Limited(24)....................................     5,520         9.2%
Gleam Limited(24).....................................     5,520         9.2%
Highlands Limited(24).................................     5,520         9.2%
Noble Limited(24).....................................     5,520         9.2%
Outrigger Limited(24).................................     5,520         9.2%
Quill Limited(24).....................................     5,520         9.2%
Radial Limited(24)....................................     5,520         9.2%
Shoreline Limited(24).................................     5,520         9.2%
Zinnia Limited(24)....................................     5,520         9.2%

--------
  *  Less than 1%.

 (1) Includes 24,550 shares of class B common stock owned by Odyssey Coinvestors, LLC, an affiliate of Odyssey Investment Partners Fund, LP. The address of Odyssey Investment Partners Fund, LP is 280 Park Avenue, 38th Floor, New York, New York 10017.

 (2) The address of Delhi PCS Inc. is 107 Main Street, P.O. Box 271, Delhi, New York 13753.

 (3) The address of Newport PCS Inc. is P.O. Box 201, Bridge Street, Newport, New York 13416.

 (4) Includes 900,000 shares of class B common stock owned by Dry Brook Holdings LLC and 93,106 shares of class B common stock owned by MTC North, Inc., each an affiliate of Mr. Roadman. The address of Mr. Roadman is c/o Margaretville Telephone Company, P.O. Box 260, Margaretville, New York 12455.

 (5) Includes 894,754 shares of class B common stock owned by Finger Lakes Technologies Group Inc., an affiliate of Mr. William W. Griswold. The address of Mr. William W. Griswold is c/o Finger Lakes Technologies Group Inc., P.O. Box 39, 75 Main Street, Phelps, New York 14532.

 (6) Includes 894,754 shares of class B common stock owned by Finger Lakes Technologies Group Inc., an affiliate of Mr. Paul H. Griswold. The address of Mr. Paul H. Griswold is c/o Finger Lakes Technologies Group Inc., P.O. Box 39, 75 Main Street, Phelps, New York 14532.

 (7) Includes 449,781 shares of class B common stock owned by Cerberus Investments L.P. and 31,520 shares of class B common stock owned by Ardinger Investments of Texas L.P., each an affiliate of Mr. Lane.

 (8) The address of Cedar Familia LLC is c/o Hage and Hage LLC, 610 Charlotte Street, Utica, New York 13501.

 (9) The address of Dry Brook Holdings LLC is c/o Margaretville Telephone Company, P.O. Box 260, Margaretville, New York 12455.

(10) The address of Finger Lakes Technologies Group Inc. is P.O. Box 39, 75 Main Street, Phelps, New York 14532.

(11) Includes 776,063 shares of class B stock owned by Champlain PCS Inc., an affiliate of Mr. Trahan. Mr. Trahan's address is c/o Champlain PCS Inc., 1118 Main Street, P.O. Box 782, Champlain, New York 12919.

(12) The address of Champlain PCS Inc. is 1118 Main Street, P.O. Box 782, Champlain, New York 12919.

(13) Consists of 776,063 shares of class B stock owned by Champlain PCS Inc., an affiliate of Mr. Kaufman. Mr. Kaufman's address is c/o Champlain PCS Inc., 1118 Main Street, P.O. Box 782, Champlain, New York 12919.

(14) The address of each of Messrs. Nielsen, Standig and Hart is c/o IWO Holdings, Inc., 319 Great Oaks Boulevard, Albany, New York 12203.

(15) Mr. Kandel's address is 592 Ashwood Drive, Springfield, New Jersey 07081.

(16) Includes 930,000 shares of class B common stock held by Cedar Familia LLC, an affiliate of J.K. Hage III. Mr. Hage's address is c/o Hage and Hage LLC, 610 Charlotte Street, Utica, New York 13501.

(17) The address of each of Messrs. Stadler, Askari, Egan, Sullivan, Tung and O'Brien is c/o Investcorp International Inc., 280 Park Avenue, 37th Floor, New York 10017.

(18) Mr. Boschulte's address is c/o Detecon, Inc., 10700 Parkridge Boulevard, Suite 100, Reston, Virginia 20191.

(19) Consists of 4,808,952 shares of class B common stock held by Odyssey Investment Partners Fund, LP and 24,550 shares of class B stock held by Odyssey Coinvestors, LLC. Mr. Kwait is a general partner or general member of Odyssey Investment Partners Fund, LP and Odyssey Coinvestors, LLC. Mr. Kwait may be deemed to have beneficial ownership of the shares because he shares voting and investment power with respect to the shares. Mr. Kwait disclaims beneficial ownership of all of the shares. Mr. Kwait's address is c/o Odyssey Investment Partners, LLC, 280 Park Avenue, 38th Floor, New York, New York 10017.

(20) Consists of 1,000,069 shares of class B common stock held by Newport PCS Inc., an affiliate of Mr. Ruppert. Mr. Ruppert's address is c/o Newport PCS Inc., P.O. Box 201, Bridge Street, Newport, New York 13416.

(21) Investcorp does not directly own any of our class D common stock. The number of shares of class D common stock shown as beneficially owned by Investcorp includes all of the shares of class D stock beneficially owned by Investcorp Investment Equity Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited. Investcorp Investment Equity Limited is a Cayman Islands corporation and a wholly-owned subsidiary of Investcorp. Investcorp owns no stock in Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited or Zinnia Limited, each of which is a Cayman Islands corporation, or in the beneficial owners of these entities. Investcorp may be deemed to share beneficial ownership of the shares of class D common stock held by these entities because the entities have entered into revocable management services or similar agreements with an affiliate of Investcorp, pursuant to which each such entity has granted such affiliate the authority to direct the voting and disposition of the shares owned by such entity for so long as such agreement is in effect. Investcorp is a Luxembourg corporation with its address at 37 rue Notre-Dame, Luxembourg.

(22) SIPCO Limited may be deemed to control Investcorp through its ownership of a majority of a company's stock that indirectly owns a majority of Investcorp's shares. The address of SIPCO Limited is P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands, British West Indies.

(23) The address of Investcorp Investment Equity Limited is P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands, British West Indies.

(24) The address of each of Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited is P.O. Box 2197, West Wind Building, George Town, Grand Cayman, Cayman Islands, British West Indies.

                              CERTAIN TRANSACTIONS

   We have engaged in the following transactions with our directors, officers and holders of more than 5% of our voting securities and their respective affiliates since 1998. Our policy towards entering into related party transactions is to present proposed transactions to our board of directors, to the extent that any material value is involved, which will review such transactions on a case-by-case basis.

Management Stock Purchases

   In December 1999, pursuant to management bonus stock purchase agreements, one of our affiliates sold shares of class B common stock to Messrs. Kandel, Standig and Hart at a price per share of $5.74468 as follows:

                                                                        Total
                                                             Number    Purchase
     Name                                                   of Shares   Price
     ----                                                   --------- ----------
     Solon L. Kandel.......................................  14,506   $83,333.34
     David L. Standig......................................   5,077    29,166.67
     John P. Hart, Jr. ....................................   5,077    29,166.67

   Messrs. Kandel, Standig and Hart each made payment of the purchase price by withholding a portion of his bonus payable for 1999 pursuant to his employment agreement. The shares purchased by each officer are subject to our right to repurchase, and the officer's right to put, the shares in the event the officer's employment is terminated. We repurchased the 14,506 shares held by Mr. Kandel in connection with his separation agreement.

   In March 2000, pursuant to management stock purchase agreements, one of our affiliates sold shares of class B common stock to Messrs. Standig and Hart at a price per share of $5.74468 as follows:

                                                                         Total
                                                               Number   Purchase
     Name                                                     of Shares  Price
     ----                                                     --------- --------
     David L. Standig........................................  25,000   $143,617
     John P. Hart, Jr. ......................................  25,000    143,617

   Messrs. Standig and Hart each received a loan from our subsidiary, Independent Wireless One, in the principal amount of $143,617 to fund the cost of purchasing their shares. The loans were made to facilitate the officers' investment in us. Each officer's loan is collateralized by the shares purchased by the officer in addition to his rights in the stock option granted to him in 2000. Each officer's loan is payable on March 31, 2003. Twenty percent of the officers' annual bonuses will be used to reduce the outstanding loan balance. Each officer's loan bears interest, payable annually, at the prime rate announced by The Chase Manhattan Bank from time to time plus the applicable margin related to our senior credit facilities. Mr. Standig repaid his loan in April 2001 as part of his separation agreement.

   In December 2000, we issued 1,475,937 shares of class B common stock at a price per share of $7.00 for a total purchase price of $10,331,562. Of these shares, we issued shares to Messrs. Nielsen and Standig as follows:

                                                                         Total
                                                               Number   Purchase
     Name                                                     of Shares  Price
     ----                                                     --------- --------
     Steven M. Nielsen.......................................  58,000   $406,000
     David L. Standig........................................   7,099     49,696

   Messrs. Nielsen and Standig each received a loan from our subsidiary, Independent Wireless One, in the principal amounts of $406,000 and $49,696, respectively, to fund the cost of purchasing their shares. The loans were made to facilitate the officers' investment in us. Each officer's loan is collateralized by the shares purchased by the officer and is a recourse loan. Half of each officer's loan is payable on March 31, 2003, and the other half of each officer's loan was paid on March 30, 2001. Each officer's loan bears interest, payable annually, at the prime rate announced by The Chase Manhattan Bank from time to time plus the applicable margin related to our senior credit facilities. Mr. Standig repaid his loan in April 2001 as part of his separation agreement.

Management Warrants

   Also in December 1999, we issued warrants to our named executive officers to purchase a total of 297,600 shares of class B common stock at an exercise price of $5.74468 per share as shown in the following table. In May 2000, we issued a warrant to Mr. Nielsen to purchase 74,400 shares of class B common stock at an exercise price of $5.74468 per share. Pursuant to its terms, Mr. Kandel's warrant automatically terminated upon his resignation in November 2000. The terms of the management warrants, including vesting and exercisability, are described in "Description of Capital Stock--Description of Warrants."

                                                                  Potential
                                                              Realizable Value
                                                              at Assumed Annual
                                                               Rates of Stock
                                                                    Price
                            Number of                         Appreciation for
                              Shares    Exercise                 Option Term
                            Underlying    Price    Expiration -----------------
     Name                    Warrants  (per share)    Date       5%      10%
     ----                   ---------- ----------- ---------- -------- --------
     Solon L. Kandel.......   74,400    $5.74468         --   $    --  $    --
     David L. Standig......   74,400    $5.74468    12/20/09   268,792  681,172
     John P. Hart, Jr. ....   74,400    $5.74468    12/20/09   268,792  681,172
     J.K. Hage III.........   74,400    $5.74468    12/20/09   268,792  681,172
     Steven M. Nielsen.....   74,400    $5.74468    12/20/09   268,792  681,172

   The potential realizable value of each warrant assumes that the market value of our common stock appreciates at annualized rates of 5% and 10% for the ten-year term of the option from the date of grant.

   The exercise price of each warrant granted was equal to the fair market value of our stock as determined by the board of directors on the date of grant.

Stockholders Agreement

   We have entered into a stockholders agreement with certain of our investors. The stockholders agreement grants registration rights with respect to shares of our capital stock held by these investors and participation rights with respect to future equity financings by us and contains agreements regarding how the investors will vote in the election of our directors and restrictions on the transfer of shares of our capital stock. For a description of these provisions, see "Description of Capital Stock--Stockholders Agreement." The stockholders agreement also provides that certain of our stockholders who are independent telephone companies will use their commercially reasonable efforts to strategically augment our network build-out program and imposes certain terms and conditions on these efforts. For a description of our build-out plan, see "Business--Markets and Build-Out Plan."

Transactions with Directors

   During 1998, 1999 and 2000, Independent Wireless One obtained marketing, information technology, and management consulting services from Detecon, Inc., and AFB Consulting, Inc., each an affiliate of one of our directors, Alfred F. Boschulte. Independent Wireless One incurred fees payable to Detecon of approximately $125,000 in 1998, $123,000 in 1999 and $165,000 in 2000 and
incurred fees payable to AFB Consulting of approximately $297,000 in 1999 and no fees in 2000.

   In December 1999, we issued to Mr. Boschulte vested options to purchase 337,079 shares of class B common stock at an exercise price of $1.45070 per share. The option granted to Mr. Boschulte was made in exchange for Mr. Boschulte's option to acquire a 1% equity interest in Independent Wireless One Corporation, which option was granted to him in August 1999.

   Independent Wireless One has used the services of the law firm of Hage and Hage LLC. J.K. Hage III, a member of Hage and Hage, is one of our directors and stockholders. We incurred legal fees payable to Hage and Hage of approximately $273,000 in 1998, $1,116,000 in 1999 and $1,243,000 in 2000.

   In December 1999, we issued 5,399,301 shares of class B common stock at a purchase price of $5.74468 per share for a total purchase price of $31,017,259. Of these shares, we issued 4,450 shares to Mr. Boschulte for a total purchase price of $25,566 and 42,323 shares to Mr. Hage for a total purchase price of $243,131.

   Also in December 1999, we issued 6,300,000 shares of class B common stock to the founders of Independent Wireless One Corporation in exchange for the 14,357 shares of the common stock of Independent Wireless One held by them. Of these shares, we issued 900,000 shares to Mr. Hage's affiliate Cedar Familia LLC in exchange for 2,051 shares of the common stock of Independent Wireless One Corporation held by Cedar Familia. In addition, we granted to Cedar Familia LLC a warrant to purchase 118,286 shares of class B common stock at an exercise price of $5.74468 per share.

   In September 2000, we and Mr. Hage entered into a consulting agreement for a term of one year pursuant to which Mr. Hage will provide strategic consulting and advisory services to us and we will pay Mr. Hage monthly compensation of $10,000, business expenses and other benefits. Pursuant to his agreement, Mr. Hage is eligible to be paid a bonus of up to $250,000, guaranteed upon the consummation of specified events as set forth in the agreement.

   In December 2000, we issued 30,000 shares of class B common stock to Mr. Hage's affiliate Cedar Familia LLC at a price per share of $7.00 for a total purchase price of $210,000.

Management Consulting Services and Credit Financings

   In December 1999, we entered into a five-year agreement with Investcorp International Inc., an affiliate of Investcorp, for management advisory and consulting services pursuant to which we prepaid Investcorp International a fee of approximately $5.0 million. Also in December 1999, we paid Odyssey Investment Partners, LLC a transaction fee of $1.5 million. Brian Kwait, one of our directors, is a general partner or general member of Odyssey Investment Partners Fund, LP and Odyssey Coinvestors LLC, each an affiliate of Odyssey Investment Partners, LLC.

   In connection with the senior credit facilities, Independent Wireless One paid Investcorp International a loan advisory fee of approximately $3.5 million in December 1999.

Other

   In January 2000, we entered into an agreement with John P. Prinner, our former chief financial officer, pursuant to which we agreed to pay Mr. Prinner $375,000 and to pay legal expenses of $75,000 on Mr. Prinner's behalf. We also agreed to repurchase 29,352 shares of class B common stock held by Mr. Prinner for a total purchase price of $168,617. Mr. Prinner retained vested options to purchase 154,461 shares of class B common stock at an exercise price of $5.74468 per share and forfeited his remaining options. Mr. Prinner's retained options are exercisable until January 1, 2003.

   In December 2000, we issued 865,986 shares of class B common stock to Odyssey Investment Partners Fund, LP at a price per share of $7.00 for a total purchase price of $6,061,900. Concurrently with this issuance, we issued 261,300 shares of class B common stock to one of our affiliates. The affiliate sold the 261,300 shares to Odyssey Investment Partners Fund, LP at a price per share of $7.00 plus interest for a total purchase price of $1,838,040.

   Effective May 7, 2001, we entered into a three-year employment agreement with Timothy J. Medina, our new chief financial officer. The annual compensation under this agreement includes salary of $200,000 through December 31, 2001 and increases of $5,000 per year thereafter as well as annual bonuses. We also granted Mr. Medina options to acquire 335,859 shares of our class B common stock at an exercise price of $7.00 per share. Options for 167,930 shares vest daily over a period of three years commencing May 7, 2001. The remaining options to acquire 167,929 shares become vested on December 31, 2005. The remaining options also contain accelerated vesting provisions through December 31, 2004 based upon the achievement of performance-based targets set by our chief executive officer and our board of directors in consultation with Mr. Medina. All of the unexercisable options held by Mr. Medina will become immediately exercisable upon a change of control, but only if a certain annual rate of return has occurred on an investment in our stock. To the extent only a portion of the annual rate of return has been achieved, a pro rata portion of the unexercisable options will become exercisable. If the change of control transaction involves a merger or consolidation under specified circumstances, 20% instead of 100% of the unexercisable options will become exercisable.

             REGULATION OF THE WIRELESS TELECOMMUNICATIONS INDUSTRY

Federal Regulation

   The Federal Communications Commission can have a substantial impact upon entities that manage and/or provide personal communications services and systems, fixed wireless and other telecommunications services because the Federal Communications Commission regulates the licensing, construction, operation, purchase and interconnection arrangements of telecommunications systems in the United States.

   The Federal Communications Commission has promulgated, or is in the process of promulgating, a series of rules, regulations and policies to, among other things:

  .  grant or deny licenses for personal communications services frequencies;

  .  grant or deny personal communications services license renewals;

  . grant or deny consent for assignments and/or transfers of control of personal communications services licenses;

  . govern the interconnection of personal communications services networks with other wireless and landline service providers;

  . possibly facilitate the offering of calling party pays as an optional wireless service for consumers;

  .  establish access and universal service funding provisions;

  . possibly permit commercial mobile radio service spectrum to be used for transmission of programming material targeted to a limited audience;

  . impose fines and forfeitures for violations of any of the Federal Communications Commission's rules; and

  . regulate the technical standards of personal communications services networks.

   The Federal Communications Commission currently prohibits a single entity from having a combined attributable interest of 20% or greater in any license in broadband personal communications services, cellular and specialized mobile radio, commonly referred to as SMR, totaling more than 45 megahertz in any metropolitan area, or more than 55 megahertz in any rural area, as such areas are defined by the Federal Communications Commission. Interests held by passive institutional investors, small companies and rural telephone companies are not usually deemed attributable for purposes of this prohibition if these interests do not exceed 40%.

   The Federal Communications Commission adopted on January 19, 2001 a Notice of Proposed Rule Making which initiates a review of its spectrum aggregation limits and its cellular cross-interest rule. The cellular cross-interest rule limits the ability of an entity to have ownership interests in more than one cellular carrier in overlapping cellular geographic service areas. In the proceeding, the Federal Communications Commission will consider whether such rules should be eliminated, modified or retained, based upon the public interest standard set forth under the Communications Act.

 Transfers and Assignments of Wireless Personal Communications Services
 Licenses

   The Federal Communications Commission must give prior approval to the assignment of, or transfers involving, substantial changes in ownership or control of a personal communications services license. With the exception of transactions deemed pro forma by the Federal Communications Commission where only post-consummation notification of assignments or transfers of control is required, this means that we and our stockholders will receive advance notice of any and all transactions involved in transferring control of Sprint PCS or the assignment of some or all of the personal communications services licenses held by Sprint PCS. Non-controlling interests in an entity that holds a personal communications services license or operates personal communications services networks generally may be bought or sold without prior Federal Communications Commission approval.

 Conditions of Wireless Personal Communications Services Licenses

   All personal communications services licenses are granted for ten-year terms conditioned upon timely compliance with the Federal Communications Commission's build-out requirements. Pursuant to the Federal Communications Commission's build-out requirements, all 30 megahertz broadband personal communications services licensees must construct facilities that offer coverage to one-third of the population within five years and to two-thirds of the population within ten years, and all 10 megahertz and 15 megahertz broadband personal communications services licensees must construct facilities that offer coverage to at least one-quarter of the population within five years or make a showing of "substantial service" within that five-year period. If the build-out requirements are not met, personal communications services licenses could be forfeited. The Federal Communications Commission also requires licensees to maintain control over their licenses. Our affiliation agreements with Sprint PCS reflect a management agreement that the parties believe meets the Federal Communications Commission requirements for licensee control of licensed spectrum. If the Federal Communications Commission were to determine that our affiliation agreements with Sprint PCS need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements necessary to cause the agreements to comply with applicable law and to preserve to the extent possible the economic arrangements set forth in the agreements. If the agreements cannot be modified, the agreements may be terminated pursuant to their terms. In addition to revoking the licenses, the Federal Communications Commission could impose monetary penalties on us.

   Personal communications services licensees must comply with microwave relocation rules. For a period of up to ten years after the grant of a personal communications services license (subject to extension), a personal communications services licensee will be required to share spectrum with existing licensees that operate specified fixed microwave systems which exist within the personal communications services licensee's markets. To secure a sufficient amount of unencumbered spectrum to offer our personal communications services efficiently, we may need to negotiate agreements to relocate many of these existing licensees and may need to pay for the relocation of these existing licensees. In places where relocation is necessary to permit offering of our personal communications services, any delay in the relocation of these licensees may adversely affect our ability to commence timely commercial operation of our personal communications services. In an effort to balance the competing interests of existing microwave users and newly authorized personal communications services licensees, the Federal Communications Commission has adopted a transition plan to relocate these microwave operators to other spectrum blocks and a cost sharing plan so that if the relocation of an incumbent benefits more than one personal communications services licensee, the benefiting personal communications services licensees will share the costs of the relocation. For the licenses our network uses, this transition plan allows most microwave users to operate in the personal communications services spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities dedicating a majority of their system communications for police, fire or emergency medical services operations, the voluntary negotiation period is three years, with a two-year mandatory negotiation period. Parties unable to reach agreement within those time periods may refer the matter to the Federal Communications Commission for resolution, but the existing microwave user is permitted to continue its operations until final Federal Communications Commission resolution of the matter. The transition and cost sharing plans expire in April 2005, at which time remaining incumbents in the personal communications services spectrum will be responsible for their costs to relocate to alternate spectrum locations. We believe that we are in compliance with applicable spectrum relocation requirements enacted by the Federal Communications Commission.

 Wireless Personal Communications Services License Renewal

   Wireless personal communications services licensees can renew their licenses for additional ten-year terms. Wireless personal communications services renewal applications are not subject to auctions. However, under the Federal Communications Commission's rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The Federal Communications Commission's rules afford personal communications services renewal applicants involved in comparative renewal hearings with a "renewal expectancy." The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the personal communications services renewal applicant has:

  .  provided "substantial service" during its license term; and

  .  substantially complied with all applicable laws and Federal
     Communications Commission rules and policies.

The Federal Communications Commission's rules define "substantial service" in this context as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal.

 Interconnection

   The Federal Communications Commission has the authority to order interconnection between commercial mobile radio services providers and any other common carrier. The Federal Communications Commission has ordered local phone companies to provide reciprocal compensation to commercial mobile radio services and providers for the termination of traffic. We will negotiate interconnection agreements for the Sprint PCS network in our market area with Verizon and several smaller local telephone companies. Interconnection agreements are negotiated on a state-wide basis. If an agreement cannot be reached, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. In July 2000, the Federal Communications Commission adopted an order denying requests for mandatory interconnection between resellers' switches and commercial mobile radio providers' networks, and declining to impose general interconnection obligations between such networks. Negotiated interconnection agreements are subject to state approval and various rules of the Federal Communications Commission, some of which are subject to pending regulatory proceedings or court review. The states' regulatory commissions must consider applications for approval in a manner consistent with the terms of the federal Communications Act of 1934, as amended. The Federal Communications Commission rules, as well as the state arbitration proceedings, will directly impact the nature and cost of the facilities necessary for interconnection of the Sprint PCS systems with local, national and international telecommunications networks. These agreements will determine the nature and amount of revenues we and Sprint PCS can receive for terminating calls originating on the networks of local exchange and other telecommunications carriers.

 Other Federal Communications Commission Requirements

   In June 1996, the Federal Communications Commission adopted rules that prohibit broadband personal communications services providers from unreasonably restricting or disallowing resale of their services or unreasonably discriminating against resellers. Resale obligations are scheduled to expire in November 2002. These resale requirements and their expiration may affect the number of resellers competing with us and Sprint PCS in various markets. The Federal Communications Commission recently decided that these prohibitions apply to services, but not to equipment such as handsets, whether sold alone or in bundled packages.

   The Federal Communications Commission's rules currently require licensees in broadband personal communications services, cellular and most specialized mobile radio services to provide manual roaming service upon reasonable request by any subscriber to any of these services whose handset is capable of accessing their systems. A proceeding has been initiated by the Federal Communications Commission to consider whether the manual roaming service obligation should cease and be replaced with a requirement that subject carriers provide automatic roaming. With automatic roaming, a customer's call can be processed and completed without interruption, whereas with manual roaming the serving carrier will not complete a call unless the customer provides call billing information. Automatic roaming presently is available only where the serving carrier has a roaming agreement with the customer's home carrier.

   The Federal Communications Commission also adopted rules in June 1996 that require local exchange and most commercial mobile radio services providers, to program their networks to allow customers to change service providers without changing telephone numbers, which is referred to as service provider local number portability. By November 2002, commercial mobile radio services providers are required to offer full number portability without impairment of quality, reliability, or convenience when switching service providers, including the ability to support nationwide roaming throughout their networks. The Federal Communications Commission currently requires most commercial mobile radio services providers to be able to deliver calls from their networks to ported numbers anywhere in the country, and to contribute to the Local Number Portability Fund. Implementation of wireless service provider full number portability will require personal communications services providers like us and Sprint PCS to purchase more expensive switches and switch upgrades. However, it will also enable existing cellular customers to change to personal communications services without losing their existing wireless telephone numbers, which should make it easier for personal communications services providers to market their services to existing cellular users.

   The Federal Communications Commission completed on January 26, 2001 a re-auction of broadband personal communications services spectrum in the C and F blocks that was either returned voluntarily to the Federal Communications Commission by prior licensees or which was deemed by the Federal Communications Commission to have been forfeited by prior auction winners. The Federal Communications Commission ultimately may issue licenses for such spectrum to the re-auction winners, or a court may order the Federal Communications Commission to take action that allows one or more of the prior licensees to regain certain of the licenses that were forfeited. In either event, the eventual licensees of the spectrum in question may be our direct competitors.

   The federal Communications Act of 1934, as amended, requires the Federal Communications Commission to auction spectrum in the 698-806 megahertz band that is reclaimed from broadcast television licensees as a result of the transition from analog to digital television. The Federal Communications Commission has announced plans to commence an auction on September 12, 2001 for licenses to use the upper portion of such spectrum, and to complete an auction and issue licenses for the lower portion of such spectrum prior to September 30, 2002. One of the permissible uses of such spectrum is commercial wireless services, and it is possible that the eventual licensees of the spectrum will be our direct competitors.

   The Federal Communications Commission has adopted rules permitting broadband personal communications services and other commercial mobile radio services providers to provide wireless local loop and other fixed services that would directly compete with the wireless services of local telephone companies.

   In June 1996, the Federal Communications Commission adopted rules that have since been amended requiring broadband personal communications services providers and other commercial mobile radio services providers to implement enhanced 911 capabilities. Certain requirements known as Phase I enhanced 911 services are currently in effect. Phase II enhanced 911 service requirements require broadband personal communications services providers and other commercial mobile radio services providers to provide to designated public safety answering points the location of all 911 calls by longitude and latitude in conformance with accuracy standards set out in the Federal Communications Commission's rules. To comply, licensees may elect either network-based location technologies or mobile radio handset-based location technologies and thereafter meet, according to a phased-in schedule, the Phase II enhanced 911 service standards stated in the Federal Communications Commission's rules.

   The Federal Communications Commission also requires that aggregate radio wave emissions from every site location meet certain standards. Although we believe that our existing networks meet these standards, a site audit may reveal the need to reduce or modify emissions at one or more sites. This would increase our costs and have a material adverse affect on our operations. In addition, these regulations will also affect site selection for new network build-outs and may increase the costs of building out our network. The increased costs and delays from these regulations may have a material adverse affect on our operations.

   The Federal Communications Commission has opened a proceeding to consider actions it could take to remove unnecessary regulatory barriers to the development of more robust secondary markets in radio spectrum usage rights. The proceeding includes an examination of how leasing of spectrum usage rights by wireless licensees could be accomplished in a manner which promotes the efficient utilization of spectrum. The Federal Communications Commission indicated that it will review impediments to leasing of spectrum which are related to current policies based upon its past interpretation of transfer of control issues. The Federal Communications Commission indicated that it will examine ways to facilitate spectrum leasing without implicating transfer of control issues.

   The Federal Communications Commission adopted on December 29, 2000 a Notice of Proposed Rule Making to explore the possible use of frequency bands below 3 gigahertz to support the introduction of new advanced wireless services, including third generation as well as future generations of wireless systems. In the proceeding the Federal Communications Commission identified spectrum in five frequency bands below 3 gigahertz that are not currently used for cellular, broadband personal communications services or specialized mobile radio services but which could be made available for advanced wireless services.

 Communications Assistance for Law Enforcement Act

   The Communications Assistance for Law Enforcement Act, or CALEA, enacted in 1994 requires personal communications service and other telecommunications service providers to meet capability and capacity requirements needed by federal, state and local law enforcement to preserve their electronic surveillance capabilities. Wireless personal communications services providers were required to comply with the current industry CALEA capability standard by June 30, 2000, and must comply with recently adopted additions by September 30, 2001. Several carriers, including Sprint PCS, have filed petitions with the Federal Communications Commission for extension of the deadline for compliance. The Federal Communications Commission has stated that petitioners that provide timely and sufficient information to permit a preliminary and expeditious determination that compliance with the current deadline is not reasonably achievable through application of technology available within the compliance period may receive an extension of this deadline. At present, most personal communications services providers are ineligible for federal reimbursement for the software and hardware upgrades necessary to comply with the CALEA capability and capacity requirements, but several bills pending in Congress may expand reimbursement rights if they are enacted and an appellate court is reviewing the requirements. In addition, the Federal Bureau of Investigation has been discussing with the industry options for reducing or waiving CALEA compliance requirements in geographic areas with minimal or nonexistent electronic surveillance needs.

   The Federal Communications Commission is considering petitions from numerous parties to establish and implement technical compliance standards pursuant to CALEA requirements. In response to a court decision, the Federal Communications Commission is currently re-assessing its so-called punch list items. In sum, CALEA capability and capacity requirements are likely to impose some additional switching and network costs upon us, Sprint PCS and other wireless entities.

 Other Federal Regulations

   We must bear the expense of compliance with Federal Communications Commission and Federal Aviation Administration regulations regarding the siting, lighting and construction of transmitter towers and antennas. In addition, Federal Communications Commission environmental regulations may cause some of our cell site locations to become subject to the additional expense of regulation under the National Environmental Policy Act. The Federal Communications Commission is required to implement the National Environmental Policy Act by requiring service providers to meet land use and radio frequency standards.
 Review of Universal Service Requirements

   The Federal Communications Commission and the states are required to establish a universal service program to ensure that affordable, quality telecommunications services are available to all Americans. Sprint

PCS is required to contribute to the federal universal service program as well as existing state programs. The Federal Communications Commission has determined that Sprint PCS' contribution to the federal universal service program is a variable percentage of end-user telecommunications revenues and was approximately 5.7% for the fourth quarter of 2000. Although many states are likely to adopt a similar assessment methodology, the states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the Federal Communications Commission's rules. At the present time it is not possible to predict the extent of the Sprint PCS total federal and state universal service assessments or its ability to recover from the universal service fund. However, some wireless entities are seeking state commission designation as eligible telecommunications carriers, enabling them to receive federal and state universal service support, and are preparing to compete aggressively with wireline telephone companies for universal service revenue.

Wireless Facilities Siting

   States and localities regulate various aspects of the location and operation of wireless towers, but are not permitted to regulate the placement of wireless facilities so as to prohibit the provision of wireless services or to discriminate among providers of such services. In addition, so long as a wireless system complies with the Federal Communications Commission's rules, states and localities are prohibited from using radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. The Federal Communications Commission is considering numerous requests for preemption of local actions affecting wireless facilities siting.

State Regulation of Wireless Service

   Section 332 of the Communications Act preempts states from regulating the rates and entry of commercial mobile radio service providers. Section 332 does not prohibit a state from regulating the other terms and conditions of commercial mobile services, including consumer billing information and practices, billing disputes and other consumer protection matters. However, states may petition the Federal Communications Commission to regulate those providers and the Federal Communications Commission may grant that petition if the state demonstrates that market conditions fail to protect subscribers from unjust and unreasonable rates or rates that are unjustly or unreasonably discriminatory, or when commercial mobile radio service is a replacement for landline telephone service within the state. To date, the Federal Communications Commission has granted no such petition. To the extent we provide fixed wireless service, we may be subject to additional state regulation.

Partitioning; Disaggregation

   The Federal Communications Commission's rules allow broadband personal communications services licensees to partition their market areas and/or to disaggregate their assigned spectrum and to transfer partial market areas or spectrum assignments to eligible third parties.

Equal Access

   Wireless providers are not required to provide equal access to common carriers for toll services. However, the Federal Communications Commission is authorized to require unblocked access to toll carriers subject to certain conditions.

                                SELLING HOLDERS

   Below is information with respect to the number of warrants and shares of our class C common stock issuable upon exercise of the warrants owned by each of the selling holders. The warrants and class C common stock are being registered to permit the resale of the warrants by the warrant holders and our offer and sale of the shares of our common stock to be issued upon the exercise of the warrants. See "Plan of Distribution."

   We have filed with the SEC a registration statement, of which this prospectus forms a part, with respect to these transactions, which may occur from time to time under Rule 415 under the Securities Act in the over-the-counter market, in privately negotiated transactions, in underwritten offerings or by a combination of these methods. We have agreed to use our reasonable best efforts to keep this registration statement effective until the date on which:

  . all of the warrants have been exercised pursuant to this registration statement;

  . shares of class C common stock issued upon exercise of the warrants, other than under a registration statement, have been disposed of by the holders pursuant to a registration statement or distributed to the public pursuant to Rule 144; or

  .  the warrants have expired.

However, we are required to keep this registration statement effective so long as any affiliate of ours holds warrants or shares of our class C common stock issued upon exercise of the warrants.

   The warrants and the shares of our class C common stock issued upon the exercise of the warrants offered by this prospectus may be offered from time to time by the persons or entities named below:

                                                                                 Percentage of
                                                      Number of Shares            Outstanding
                                        Number of      Issuable Upon   Number of    Class C
                                     Warrants Owned   Exercise of the   Shares   Common Stock
                                      Prior to the     Warrants That     Owned       Owned
                                    Offering That May      May Be      After the   After the
Name and Address of Holder:            Be Offered         Offered      Offering    Offering
---------------------------         ----------------- ---------------- --------- -------------
[additional holders to be provided
 by amendment or supplement]
AIM High Yield Fund...............       13,380        167,253.34500       --          --
 c/o AIM Capital Management
 11 Greenway Plaza #100
 Houston, Texas 77046
AIM High Yield Fund II............        1,020         12,750.25500       --          --
 c/o AIM Capital Management
 11 Greenway Plaza #100
 Houston, Texas 77046
AIM VI High Yield Fund............          200          2,500.05000       --          --
 c/o AIM Capital Management
 11 Greenway Plaza #100
 Houston, Texas 77046
AIM Strategic Income Fund.........          400          5,000.10000       --          --
 c/o AIM Capital Management
 11 Greenway Plaza #100
 Houston, Texas 77046
CSAM-Australia US High Yield
 Fund.............................          200          2,500.05000       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue, 14th Floor
 New York, New York 10017

                                                                          Percentage of
                                               Number of Shares            Outstanding
                                 Number of      Issuable Upon   Number of    Class C
                              Warrants Owned   Exercise of the   Shares   Common Stock
                               Prior to the     Warrants That     Owned       Owned
                             Offering That May      May Be      After the   After the
Name and Address of Holder:     Be Offered         Offered      Offering    Offering
---------------------------  ----------------- ---------------- --------- -------------
Credit Suisse WP Fixed
 Income Fund............              70            875.01750       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
The Common Fund.........             300          3,750.07500       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
RJR Tobacco Co.-Domestic
 High Yield.............             150          1,875.03750       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
TTEE Carnegie Mellon
 Fixed Inc. Fund........              85          1,062.52125       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
SEI Institutional
 Managed Trust..........           1,800         22,500.45000       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
Westmoreland County.....              25            312.50625       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
PS Retirement System
 City of St. Louis MO...             200          2,500.05000       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
CS Bond Fund (Lux) High
 Yield US...............             100          1,250.02500       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
General Ret. System of
 the City of Detroit....             500          6,250.12500       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
Alcan Corp. Master
 Retirement Trust.......             110          1,375.02750       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017

                                                                          Percentage of
                                               Number of Shares            Outstanding
                                 Number of      Issuable Upon   Number of    Class C
                              Warrants Owned   Exercise of the   Shares   Common Stock
                               Prior to the     Warrants That     Owned       Owned
                             Offering That May      May Be      After the   After the
Name and Address of Holder:     Be Offered         Offered      Offering    Offering
---------------------------  ----------------- ---------------- --------- -------------
University of Maryland..             35             437.50875       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
The UCLA Foundation.....             60             750.01500       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
CSAM GPF-CSAM High Yield
 Fund...................            200           2,500.05000       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
Toyota Motor Employees
 Pension................             45             562.51125       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
Mediolanum Top Managers
 Global HY Fund.........            900          11,250.22500       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
SEI Global-High Yield
 Fixed Income...........            150           1,875.03750       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
Credit Suisse
 Institutional U.S.
 Core...................             50             625.01250       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
Multi-Style, Multi-
 Manager Funds PLC......            600           7,500.15000       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
Southdown Inc. Pension
 Plan...................             20             250.00500       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017
American Odyssey Funds,
 Inc....................            400           5,000.10000       --          --
 c/o Credit Suisse Asset
 Management
 466 Lexington Avenue,
 14th Floor
 New York, New York
 10017

                                                                                                  Percentage of
                                                                       Number of Shares            Outstanding
                                                         Number of      Issuable Upon   Number of    Class C
                                                      Warrants Owned   Exercise of the   Shares   Common Stock
                                                       Prior to the     Warrants That     Owned       Owned
                                                     Offering That May      May Be      After the   After the
Name and Address of Holder:                             Be Offered         Offered      Offering    Offering
---------------------------                          ----------------- ---------------- --------- -------------
BT Pyramid HiYield.................................          150          1,875.03750       --          --
 c/o Deutsche Asset Management
 130 Liberty Street
 New York, New York 10006
Catholic Health Initiatives Operating High Yield...           60            750.01500       --          --
 c/o Deutsche Asset Management
 130 Liberty Street
 New York, New York 10006
Catholic Health Initiatives Retirement High Yield..           20            250.00500       --          --
 c/o Deutsche Asset Management
 130 Liberty Street
 New York, New York 10006
First Initiative Ins. High Yield...................           10            125.00250       --          --
 c/o Deutsche Asset Management
 130 Liberty Street
 New York, New York 10006
Japan High Yield Bond Fund.........................           20            250.00500       --          --
 c/o Deutsche Asset Management
 130 Liberty Street
 New York, New York 10006
MGIT High Yield Fund...............................          740          9,250.18500       --          --
 c/o Deutsche Asset Management
 130 Liberty Street
 New York, New York 10006
Putnam High Yield Trust............................        3,150         39,375.78750       --          --
 c/o Putnam Investment Management, LLC
 Investors Way
 Norwood, Massachusetts 02062
Putnam High Yield Advantage Fund...................        2,660         33,250.66500       --          --
 c/o Putnam Investment Management, LLC
 Investors Way
 Norwood, Massachusetts 02062
Putnam High Income Convertible and
 Bond Fund.........................................           60            750.01500       --          --
 c/o Putnam Investment Management, LLC Investors
 Way
 Norwood, Massachusetts 02062
Putnam Variable Trust-Putnam
 VT High Yield Fund................................        1,190         14,875.29750       --          --
 c/o Putnam Investment Management, LLC
 Investors Way
 Norwood, Massachusetts 02062

                                                                          Percentage of
                                               Number of Shares            Outstanding
                                 Number of      Issuable Upon   Number of    Class C
                              Warrants Owned   Exercise of the   Shares   Common Stock
                               Prior to the     Warrants That     Owned       Owned
                             Offering That May      May Be      After the   After the
Name and Address of Holder:     Be Offered         Offered      Offering    Offering
---------------------------  ----------------- ---------------- --------- -------------
Putnam Variable Trust-
 Putnam VT Global
 Asset Allocation Fund..             100          1,250.02500       --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Putnam Master Income
 Trust..................             320          4,000.08000       --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Putnam Premier Income
 Trust..................             820         10,250.20500       --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Putnam Master
 Intermediate Trust.....             590          7,375.14750       --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Putnam Diversified
 Income Trust...........           2,870         35,875.71750       --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Putnam Convertible
 Opportunities and
 Income Trust...........              50            625.01250       --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Putnam Asset Allocation
 Funds-Growth
 Portfolio..............             390          4,875.09750       --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Putnam Asset Allocation
 Funds-Conservative
 Portfolio..............             190          2,375.04750       --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Putnam Funds Trust-
 Putnam
 High Yield Trust II....           2,010         25,125.50250       --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062

                                                                          Percentage of
                                               Number of Shares            Outstanding
                                 Number of      Issuable Upon   Number of    Class C
                              Warrants Owned   Exercise of the   Shares   Common Stock
                               Prior to the     Warrants That     Owned       Owned
                             Offering That May      May Be      After the   After the
Name and Address of Holder:     Be Offered         Offered      Offering    Offering
---------------------------  ----------------- ---------------- --------- -------------
Putnam Managed High
 Yield Trust............            110          1,375.02750        --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Putnam Strategic Income
 Fund...................            170          2,125.04250        --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Putnam Variable Trust-
 Putnam VT
 Diversified Income
 Fund...................            520          6,500.13000        --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Lincoln National Global
 Asset
 Allocation Fund, Inc...             50            625.01250        --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Travelers Series Fund
 Inc.-Putnam
 Diversified Income
 Portfolio..............            110          1,375.02750        --          --
 c/o Putnam Investment
 Management, LLC
 Investors Way
 Norwood, Massachusetts
 02062
Putnam High Yield
 Managed Trust..........             44            550.01100        --          --
 c/o Putnam Fiduciary
 Trust Company
 Investors Way
 Norwood, Massachusetts
 02062
Putnam High Yield Fixed
 Income Fund, LLC.......             90          1,125.02250        --          --
 c/o Putnam Fiduciary
 Trust Company
 Investors Way
 Norwood, Massachusetts
 02062
Abbott Laboratories
 Annuity Retirement
 Plan...................             90          1,125.02250        --          --
 c/o The Putnam Advisory
 Company, LLC Investors
 Way
 Norwood, Massachusetts
 02062
Strategic Global Fund-
 High Yield Fixed
 Income (Putnam) Fund...             80          1,000.02000        --          --
 c/o The Putnam Advisory
 Company, LLC Investors
 Way
 Norwood, Massachusetts
 02062

                                                                          Percentage of
                                               Number of Shares            Outstanding
                                 Number of      Issuable Upon   Number of    Class C
                              Warrants Owned   Exercise of the   Shares   Common Stock
                               Prior to the     Warrants That     Owned       Owned
                             Offering That May      May Be      After the   After the
Name and Address of Holder:     Be Offered         Offered      Offering    Offering
---------------------------  ----------------- ---------------- --------- -------------
Northrop Grumman
 Corporation............             150          1,875.03750       --          --
 c/o The Putnam Advisory
 Company, LLC Investors
 Way
 Norwood, Massachusetts
 02062
Marsh & McLenman
 Companies, Inc. U.S.
 Retirement Plan........             150          1,875.03750       --          --
 c/o The Putnam Advisory
 Company, LLC Investors
 Way
 Norwood, Massachusetts
 02062
TCW Group, Inc..........          25,000        312,506.25000       --          --
 865 South Figuera
 Street, 21st Floor
 Los Angeles, California
 90017
USAA High Yield
 Opportunities Fund.....             500          6,250.12500       --          --
 c/o State Street Corp.
 CCAG-Mutual Fund
 Services
 150 Newport Avenue
 Quincy, Massachusetts
 02169
Battery Park High Yield
 Fund...................             350          4,375.08750       --          --
 c/o Nomura Corporate
 Research and Asset
 Management Inc.
 2 World Financial
 Center,
 Building B., 17th Floor
 New York, New York
 10281
The Sagittarius Fund....           1,000         12,500.25000       --          --
 c/o Nomura Corporate
 Research and
 Asset Management Inc.
 2 World Financial
 Center,
 Building B., 17th Floor
 New York, New York
 10281
SEI Institutional
 Managed Trust-High
 Yield Bond Fund........           2,500         31,250.62500       --          --
 c/o Nomura Corporate
 Research and
 Asset Management Inc.
 2 World Financial
 Center,
 Building B., 17th Floor
 New York, New York
 10281
Goldman Sachs High Yield
 Fund...................           3,000         37,500.75000       --          --
 c/o Goldman Sachs Funds
 4900 Sears Tower, 60th
 Floor
 Chicago, Illiniois
 60606

                                                                          Percentage of
                                               Number of Shares            Outstanding
                                 Number of      Issuable Upon   Number of    Class C
                              Warrants Owned   Exercise of the   Shares   Common Stock
                               Prior to the     Warrants That     Owned       Owned
                             Offering That May      May Be      After the   After the
Name and Address of Holder:     Be Offered         Offered      Offering    Offering
---------------------------  ----------------- ---------------- --------- -------------
Goldman Sachs Global
 High Yield Portfolio...             750          9,375.18750       --          --
 c/o State Street Bank
 Luxembourg S.A.
 47 Boulevard Royal
 L-2449 Luxembourg
Sun Super...............             250          3,125.06250       --          --
 c/o National Australia
 Bank Limited
 271 Collins Street, 5th
 Floor
 Melbourne Victoria 3000
Sankaty High Yield Asset
 Partners, L.P..........           1,000         12,500.25000       --          --
 Two Copley Place, 7th
 Floor
 Boston, Massachusetts
 02116
Sankaty High Yield
 Partners II, L.P.......           1,000         12,500.25000       --          --
 Two Copley Place, 7th
 Floor
 Boston, Massachusetts
 02116
Brant Point II CBO 2000-
 1, Ltd.................           1,000         12,500.25000       --          --
 Two Copley Place, 7th
 Floor
 Boston, Massachusetts
 02116
W&R Target Funds, Inc.--
 High Income Portfolio..           1,500         18,750.37500       --          --
 c/o Waddell & Reed
 Investment Mgmt. Co.
 6300 Lamar Avenue
 Shawnee Mission, Kansas
 66201
Waddell & Reed Advisors
 High Income
 Fund, Inc. ............           6,750         84,376.68750       --          --
 c/o Waddell & Reed
 Investment Mgmt. Co.
 6300 Lamar Avenue
 Shawnee Mission, Kansas
 66201
W&R Funds, Inc.--High
 Income Fund............             250          3,125,06250       --          --
 c/o Waddell & Reed
 Investment Mgmt. Co.
 6300 Lamar Avenue
 Shawnee Mission, Kansas
 66201

   None of the selling holders named above has had during the past three years any position, office or other material relationship with us or any of our affiliates.

                            DESCRIPTION OF WARRANTS

   The warrants were issued on February 2, 2001 under a warrant agreement between IWO Holdings and Firstar Bank, N.A., as warrant agent. The following description is a summary of the material provisions of the warrant agreement. A copy of the warrant agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

   Each warrant entitles the holder to receive 12.50025 shares of our class C common stock, or warrant shares, at an exercise price of $7.00 per share. Assuming that all of the outstanding warrants are exercised, the holders of the warrants would be entitled to purchase approximately 4.5% of the issued and outstanding shares of our capital stock on a fully diluted basis. The warrants will be exercisable at any time on or after February 15, 2002 and will automatically expire at 5:00 p.m. New York City time on January 15, 2011.

   The warrants may be exercised by surrendering the warrant certificates evidencing the warrants to be exercised with the accompanying form of election to purchase, together with payment of the exercise price. Payment of the exercise price may be made, at the holder's election:

  . by tendering our 14% senior notes due 2011 having an aggregate principal amount, plus any accrued and unpaid interest, equal to the exercise price; or

   . in cash or by certified or official bank check to the order of IWO Holdings, Inc.

   Upon surrender of the warrant certificate and payment of the exercise price, we will deliver stock certificates representing the number of whole warrant shares to which the holder is entitled. If less than all of the warrants are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. Holders of warrants will be able to exercise their warrants only if a registration statement relating to the common stock underlying the warrants is then in effect, or the exercise of these warrants is exempt from the registration requirements of the Securities Act and the securities laws of the states in which the various holders of warrants or other persons to whom it is proposed that warrant shares be issued on exercise of the warrants reside.

   No fractional warrant shares will be issued upon exercise of the warrants. Instead, we will pay to the holder of the warrant an amount in cash equal to the current market value of any fractional warrant shares less a corresponding fraction of the exercise price.

   The holders of the warrants have no right to vote on matters submitted to our stockholders and have no right to receive dividends. The holders of the warrants will not be entitled to share in our assets in the event of liquidation, dissolution or the winding up of our company. If a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us, and the holders of the warrants may, even if sufficient funds are available, receive nothing or less than they would have been entitled to if they had exercised their warrants prior to the commencement of any bankruptcy case.

   In the event of a taxable distribution to holders of the class C common stock that results in an adjustment to the number of warrant shares, the holders of the warrants may, in some circumstances, be deemed to have received a dividend subject to United States federal income tax. See "Certain United States Federal Income Tax Considerations."

Adjustments

   The number of warrant shares purchasable upon exercise of warrants is subject to adjustment in several circumstances including, among others, the following:

   . the payment by us of dividends or other distributions on any class of our common stock;

   .  changes in our capitalization;

  . the issuance of any class of our common stock or securities convertible into any class of our common stock at a price which is less than the then fair market value based upon the sale price to a party not related to us or a determination by our board of directors who do not have an interest in the transaction, subject to limited exceptions; and

  . other events that could have the effect of depriving holders of the warrants of the benefit of all or a portion of the purchase rights evidenced by the warrants.

No adjustment need be made for any of the above transactions if holders of warrants participate in the transaction on a basis that our board of directors determines to be fair and appropriate.

   In addition, no adjustment need be made for:

  . the adoption of a shareholder rights plan or the issuance of rights under such a plan;

  . the grant of any stock option or other stock incentive award pursuant to any stock option or stock incentive plan or arrangement as disclosed in this prospectus;

  . the grant of any stock option or stock incentive award at an exercise price per share at least equal to the lesser of the exercise price or the fair market value;

  . the grant of any other stock option or stock incentive award to any officer, director or employee of IWO Holdings or any of its subsidiaries pursuant to any compensatory plan or arrangement that has been approved by our board of directors; or

   .  the exercise of any of these options or awards.

   In the case of a consolidation or mergers of our company, or the sale of all or substantially all of the assets of our company to another corporation:

  . each warrant will then represent the right to receive the kind and amount of shares of stock or other securities or property to which the warrant holder would have been entitled had the warrant been exercised immediately prior to this transaction; and

  . if our company does not survive in any transaction, the surviving entity will assume our obligations under the warrant agreement.

Reservation of Shares

   We have authorized and will at all times reserve and keep available the number of shares of our class C common stock as will be issuable upon the exercise of all outstanding warrants.

Amendment

   From time to time, we and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for several purposes, including curing defects or inconsistencies or making changes that do not adversely affect the legal rights of any warrant holder. Any amendment or supplement that adversely affects the legal rights of the warrant holders requires the written consent of a majority of the holders of the then outstanding warrants, excluding any warrants held by us or any of our affiliates.

Registration Rights

   We are required under the terms of a warrant registration rights agreement to

  .  file the registration statement of which this prospectus forms a part;

  . use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 180 days after the date we issued the warrants; and

  . keep the registration statement continuously effective generally until the earlier of January 15, 2011 and the first date on which:

  . all of the warrants have been exercised under the registration statement; or

  . all warrant shares, other than warrant shares issued upon exercise of a warrant under the registration statement, have been disposed of by the holders under the registration statement or distributed to the pubic under Rule 144 of the Securities Act.

However, as long as any affiliate of ours holds warrants or shares of our common stock issued upon exercise of the warrants, we will be required to keep this registration statement effective.

   We may suspend the effectiveness of any warrant shelf registration statement or amendment to the registration statement and suspend the use of any prospectus and we shall not be required to amend or supplement the warrant shelf registration statement, any related prospectus or any document incorporated therein by reference, other than an effective registration statement being used for an underwritten offering, for periods not to exceed 60 consecutive days and no more than two times in any calendar year, if:

  . an event or circumstance occurs and is continuing as a result of which the registration statement, any related prospectus or any document incorporated by reference or proposed to be filed would, in our good faith judgment, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading; and

  . we determine in our good faith judgment that the disclosure of this event at that time would have a material adverse effect on our business, operations or prospects, or the disclosure otherwise relates to a material business transaction or development which has not yet been publicly disclosed.

   Each holder of warrants or warrant shares that sells under the registration statement generally will:

  . be required to be named as a selling holder in the related prospectus and to deliver a prospectus to the purchaser;

  . be subject to the civil liability provisions under the Securities Act in connection with the warrants or warrant shares;

  . be bound by the provisions of the warrant agreement which are applicable to a holder; and

  . be required to deliver information to be used in connection with the registration statement.

Liquidated Damages

   The warrant registration rights agreement provides that if we fail to:

  . file a warrant shelf registration statement within 90 days after we issued the warrants;

  . use our reasonable best efforts to have the SEC declare the registration statement effective within 180 days after we issued the warrants; or

  . keep the registration statement continuously effective until the date on which all of the warrants and warrant shares are not transfer restricted.

Then, in the case of a warrant registration default described above, we will be required to pay liquidated damages to each holder of a transfer restricted warrant from the first occurrence of a warrant registration default.

   The liquidated damages paid to each holder of a transfer restricted warrant will be in an amount equal to $0.03 per week per warrant for each week or portion of a week that the warrant registration default continues for the first 90-day period immediately following the warrant registration default. This amount will increase by an additional $0.02 per week per warrant with respect to each subsequent 90-day period, up to a maximum amount equal to $0.07 per week per warrant. The provision for liquidated damages will continue until the warrant registration default has been cured. We will not be required to pay liquidated damages for more than one warrant registration default at any given time.

   Liquidated damages accrued as of January 15 or July 15 of each year will be payable on that date. All accrued liquidated damages shall be paid by us to warrant holders entitled to liquidated damages in accordance with the warrant Agreement. No liquidated damages are currently payable.

Tag-Along Rights; Mandatory Redemption

   Holders of shares of class C common stock issuable upon exercise of the warrants shall have the benefit of tag-along rights and will be subject to the mandatory redemption provisions of our certificate of incorporation in the case of specified transfers of class D common stock. See "Description of Capital Stock--Common Stock--Tag-Along Rights" and "--Common Stock--Mandatory Redemption."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

   We have $240.0 million of senior secured credit facilities with The Chase Manhattan Bank as a lender and also as the administrative agent for the other lenders under the facilities.

   The credit facilities provide for a:

  . $70.0 million revolving credit commitment which expires on March 31, 2008;

  . $120.0 million term loan A commitment which expires on March 31, 2002, $60.0 million of which was funded as of March 31, 2001; and

  . $50.0 million term loan B commitment which was fully funded on March 31, 2000.

   In addition, as amended in December 2000, the credit facilities provide that, subject to specified conditions, we may request an additional tranche of loans in the amount of $25.0 million in the aggregate on or prior to March 31, 2002 from the lenders. No lender is obligated to subscribe to this new commitment and, in the event that the total commitment from our lenders is less than $25.0 million, we have the right to arrange the financing of the deficit amount with other financial institutions (subject to the approval of the administrative agent).

   Of the revolving credit commitment, $20.0 million became available for borrowing following our draw of $30.0 million of the term loan A. We borrowed $5.0 million under the revolving credit facility in November 2000, which amount we repaid in full in December 2000. The remaining $50.0 million of the revolving credit commitment and the remaining $60.0 million of the term loan A commitment became available for borrowing upon our issuance of the outstanding notes on February 2, 2001. The term loan A commitment will be reduced by the amount by which the aggregate principal amount of the term loan A drawn by September 30, 2001 is less than $90 million.

   The proceeds of term loan B were used to help finance our purchase from Sprint PCS of network assets in our territory on March 31, 2000.

   Term loan A will mature on March 31, 2008 and term loan B will mature on September 30, 2008.

   We must repay term loan A in 17 consecutive quarterly installments beginning on March 31, 2004. The first quarterly payment is $2.0 million; each of the next two quarterly installments is $3.0 million; each of the next four installments is $4.8 million; each of the next four installments is $7.2 million; each of the next four installments is $10.0 million; and each of the last two quarterly installments is $12.0 million.

   We must repay term loan B in 19 consecutive quarterly installments beginning on March 31, 2004. Each of the first 16 quarterly payments is $250,000; the following quarterly payment is $5.0 million; the next quarterly payment is $10.0 million; and the final payment at maturity is $31.0 million.

   Generally, amounts repaid under the revolving credit facility may be re-borrowed until its termination on March 31, 2008. In any case, we must repay the outstanding principal balance and interest under the revolving credit facility on March 31, 2008.

   Interest on the term loans accrues, at our option, either at:

  .   a eurodollar-based rate; or

  . an alternative base rate, which is the greatest of the prime rate as specified in the credit facilities, the base CD rate as specified in the credit facilities plus 1%, or the federal funds rate plus 0.5%;

plus the following margin percentages:

                                                                      Alternate
                                                          Eurodollar- Base Rate
                                                          Based Loans   Loans
                                                          ----------- ---------
     Term loan A.........................................    3.25%      2.25%
     Term loan B.........................................    3.75%      2.75%
     Revolving credit loans..............................    3.25%      2.25%

   After we demonstrate positive earnings before interest, taxes, depreciation, amortization and other adjustments for four consecutive fiscal quarters, the margin percentage may be reduced to vary between 0.50% and 2.00% for alternate base rate loans and 1.50% and 3.00% for eurodollar-based loans depending on our ratio of debt to earnings before interest, taxes, depreciation, amortization plus other adjustments.

   Interest on any overdue amounts accrues at a rate per annum equal to 2% above the rate otherwise applicable.

   In connection with the credit facilities, we deposited $8.0 million as a compensating balance with the commercial lenders of the facilities. The compensating balance must be maintained until the credit facilities are repaid in full.

   The credit facilities require us to pay a quarterly commitment fee for the unused portion of the facilities. The commitment fee varies between an annual rate of 0.75% and 1.25% of the unused commitments. The rate is calculated by dividing the sum of the outstanding amounts of revolving credit loans and term loan A by the sum of the revolving credit commitments, the outstanding amount of term loan A and the unused term loan A commitment. If the ratio resulting from this calculation is less than 33%, then the annual rate is 1.25%; if the ratio is equal to or greater than 33% but less than 66%, then the annual rate is 1.00%; if the ratio is equal to or greater than 66%, then the annual rate is 0.75%. We are also required to pay a separate agent's fee to the administrative agent.

   We must repay the term loans, and the term loan A and, in some instances, the revolving credit commitments will be reduced, in an aggregate amount equal to:

  .  50.0% of excess cash flow in each fiscal year;

  . 100.0% of the net proceeds of specified asset sales in excess of $2.0 million or that occur six months following the last application of asset sale net proceeds as provided in the credit agreement, except to the extent not otherwise reinvested in telecommunications assets;

   .  100.0% of the net cash proceeds of specified incurrence of indebtedness;
and

  . 100.0% of the net cash proceeds of specified issuances of equity securities.

   Our credit facilities are collateralized by a perfected security interest in substantially all of our tangible and intangible assets, including an assignment of our affiliate agreements with Sprint PCS and a pledge of all of the capital stock of our subsidiaries. We have guaranteed all of the obligations under the credit facilities.

   The credit facilities contain customary covenants, including covenants limiting indebtedness, dividends and distributions on, and redemptions and repurchases of, capital stock and other similar payments, and the acquisition and disposition of assets. The credit facilities also require that we comply with specified financial covenants, including interest coverage ratios, fixed charge coverage ratios and total and senior indebtedness to total capital ratios. We must also comply with other specified covenants including coverage of a specified percentage of the population in our market areas and maintenance of a minimum number of subscribers. Our credit facilities provide for customary events of default, including judgment defaults and events of bankruptcy. Upon the occurrence of an event of default, our lenders may declare our obligations due and payable. We are currently in compliance with all covenants under the credit facilities.

Notes

   In February 2001, we issued 160,000 units consisting of 14% senior notes due 2011 and warrants to purchase 2,000,040 shares of our class C common stock. The notes were issued under an indenture among us, Independent Wireless One Corporation, as guarantor, and Firstar Bank, N.A., as trustee. The offering yielded gross proceeds of $160.0 million, of which $61.9 million was used to purchase a portfolio of investment securities in order to generate sufficient proceeds to make the first six scheduled interest payments on the notes. The account holding the investment securities and all securities and other items contained in the account was pledged to the trustee for the benefit of the holders of the notes.

   The notes:

  .  mature on January 15, 2011;

  . are senior, unsecured obligations except that the notes are secured by the interest reserve through the sixth interest payment date;

  . equal in right of payment to all of our senior debt and senior in right of payment to all of our future subordinated debt; and

  . accrue interest at a rate of 14% per annum payable semiannually in cash, semiannually in arrears, on January 15 and July 15 of each year, beginning July 15, 2001.

   We may elect to redeem all or part of the notes at any time on or after January 15, 2006 and before maturity, at the following redemption prices:

                                                        Price as a Percentage of
     Year Beginning                                         Principal Amount
     --------------                                     ------------------------
     January 15, 2006..................................         107.000%
     January 15, 2007..................................         104.667%
     January 15, 2008..................................         102.333%
     January 15, 2009 and thereafter...................         100.000%

   In addition, on or before January 14, 2004, we may redeem up to 35% of the principal amount of notes at a redemption price of 114% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages to the redemption date, with the net proceeds of a public offering of our common stock. However, at least 65% of the aggregate principal amount at maturity of notes issued under the indenture must remain outstanding immediately after the occurrence of the redemption.

   Our senior secured credit facilities prohibit the purchase of outstanding notes before repayment of the borrowings under the credit facilities.

   The notes are unconditionally guaranteed by our existing subsidiary, Independent Wireless One Corporation, and will be unconditionally guaranteed, jointly and severally, by our future restricted subsidiaries that guarantee our senior credit facilities. The guarantees of the notes are:

  .  general unsecured obligations of each guarantor;

  . subordinated in right of payment to all existing and future senior debt of each guarantor; and

  . senior in right of payment to any future subordinated debt of each guarantor.

   Holders of the notes have the right to require us to repurchase all or part of the notes at a premium upon the occurrence of events constituting a change in control of IWO Holdings. Any of these repurchases would be for cash at an aggregate price of 101% of the aggregate principal amount of the notes to be repurchased plus accrued and unpaid interest and liquidated damages. Under the indenture governing the notes, a change of control includes:

  . sale or other disposition of substantially all of our and our subsidiaries' assets;

  .  our adoption of a plan of liquidation or dissolution;

  . consummation of a transaction in which any person or group, other than certain current stockholders or their affiliates, becomes the beneficial owner of more than 50% of our voting stock;

  . continuing directors ceasing to comprise a majority of our board of directors; and

  . a merger or consolidation of IWO Holdings in which our voting stock is converted into or exchanged for cash, securities or other property, unless our voting stock is converted into or exchanged for a majority of the outstanding shares of the other party to the merger or consolidation or certain of our current stockholders own a majority of the voting stock of the other party to the merger or consolidation.

However, a change of control will not occur as the result of a merger or consolidation with, or the sale of all or substantially all of the assets to, a Sprint PCS affiliate.

   The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our subsidiary and future subsidiaries to:

  . pay dividends, redeem capital stock or make other restricted payments or investments;

  .  incur additional indebtedness or issue preferred stock;

  .  create liens on assets;

  . merge, consolidate or dispose of assets, excluding certain mergers or other combinations with Sprint PCS affiliates or Sprint PCS;

  .  enter into transactions with affiliates; and

  .  enter into sale and leaseback transactions.

   Events of default under the notes include, among other things:

  .  default in the payment when due of interest on the notes;

  . default in payment when due of the principal of or premium, if any, on the notes;

  . our failure to comply with any other provisions of the indenture relating to the notes;

  . our failure, or the failure of any restricted subsidiary that is a significant subsidiary, to pay any debt after final maturity or acceleration because of a default if the total amount of debt unpaid or accelerated exceeds $7.5 million;

  . any judgment or decree for the payment of money in excess of $7.5 million is entered against us or any significant subsidiary that is a restricted subsidiary and is not discharged, waived or stayed;

  . a judicial determination rendering any guarantee by a guarantor that is a significant subsidiary unenforceable or a guarantor's denial or disaffirmance of its obligations under its guarantee;

  . bankruptcy or insolvency of our company or any of our restricted subsidiaries that is a significant subsidiary; and

  . the occurrence of any event that causes, subject to any applicable grace period, an event of termination under the Sprint PCS Agreements.

   In the case of an event of default arising from events of bankruptcy or insolvency, all outstanding notes would become due and payable immediately. If any other event of default occurs and is continuing, the trustee for the note holders or the holders of at least 25% in principal amount of the then outstanding senior notes may declare the notes to be due and payable immediately.

   We are required, under the terms of a registration rights agreement, to:

  . file an exchange offer registration statement on or before May 2, 2001 covering the exchange of the notes for registered notes;

  . use our best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act on or before July 31, 2001; and

  . commence the exchange offer and use our reasonable best efforts to issue exchange notes on or prior to 30 business days after the date of effectiveness.

   We may also be required to file a shelf registration statement to register for public resale the notes held by any holder who may not otherwise participate in the exchange offer.

   A registration default shall be deemed to have occurred if:

  . we fail to file a registration statement, cause the exchange offer or shelf registration statement to become effective or consummate the exchange offer by the deadlines as specified; or

  . if the registration statement ceases to be effective or usable during the specified periods.

   Upon a registration default, we will be required to pay liquidated damages to each holder of the notes. The liquidated damages payable to each holder of the senior notes will be in an amount equal to $0.05 per week per $1,000 in principal amount of the notes held by that holder for each week or portion thereof that the registration default continues for the first 90-day period immediately following the occurrence of the registration default. This amount will increase by an additional $0.05 per week per $1,000 in principal amount of the notes with respect to each subsequent 90-day period, up to a maximum amount equal to $0.35 per $1,000 in principal amount of the notes. The provision for liquidated damages will continue until the registration default has been cured. We will not be required to pay liquidated damages for more than one registration default at any given time.

                          DESCRIPTION OF CAPITAL STOCK

   The following is a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and bylaws and other agreements to which we and our stockholders are parties, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

   Our authorized capital stock consists of an aggregate of 116,210,000 shares of six classes of common stock, each class par value $0.01 per share, and 500,000 shares of preferred stock, par value $0.01 per share. Our outstanding capital stock consists of class A, class B, class C, class D and class E common stock. As of March 31, 2001, we had an aggregate of 37,429,598 outstanding shares of capital stock held by 77 holders of record, and had reserved 3,996,908 shares of stock for issuance upon exercise of outstanding options and 1,125,600 shares for issuance upon exercise of outstanding warrants.

Common Stock

   The following table sets forth the number of authorized and outstanding shares for each of the six classes of our common stock as of March 31, 2001:

                                                         Authorized  Outstanding
      Title                                                Shares      Shares
      -----                                              ----------- -----------
      Class A common stock..............................  15,000,000 15,000,000
      Class B common stock..............................  18,750,000 13,270,313
      Class C common stock..............................  18,750,000  3,555,630
      Class D common stock..............................      60,000     60,000
      Class E common stock..............................   5,545,000  5,543,655
      Common stock......................................  58,105,000        --
                                                         ----------- ----------
        Total........................................... 116,210,000 37,429,598
                                                         =========== ==========

 Voting

   Holders of shares of class B common stock and common stock are entitled to one vote per share on all matters as to which stockholders may be entitled to vote pursuant to the Delaware General Corporation Law. Holders of shares of class D common stock are entitled to 402.7 votes per share on all matters as to which stockholders may be entitled to vote pursuant to the Delaware General Corporation Law. Stockholders are not entitled to vote cumulatively for the election of directors. Holders of class A common stock, class C common stock and class E common stock do not have any voting rights, except to the extent required under Delaware law.

 Liquidation; Dividends; Certain Adjustments; Merger

   Subject to the rights of the holders of any outstanding shares of preferred stock, any distribution made upon our liquidation or dissolution or a winding up of our affairs, whether voluntary or involuntary, will be allocated pro rata based upon the number of shares of all classes of our common stock held by each stockholder.

   Subject to the rights of the holders of any outstanding shares of preferred stock, holders of all classes of our common stock will be entitled to share ratably as a single class in all dividends and other distributions of cash or any other right or property as may be declared by our board of directors from time to time out of our assets or funds that are legally available for such dividends or distribution.

   At any time that shares of class B common stock are outstanding, whenever we:

  . declare a dividend on shares of any class of common stock in shares of such class of common stock or in securities convertible into or exchangeable for shares of such class of common stock;

  . subdivide the outstanding shares of any class of common stock;

  . combine the outstanding shares of any class of common stock into a smaller number of shares; or

  . issue any shares of any class of common stock upon reclassification of such shares;

a corresponding dividend, subdivision, combination or other adjustment will be made with respect to the shares of the other class or classes of common stock if and to the extent necessary to prevent the interests of the holders of class B common stock from being adversely affected.

   In the event that we merge into or consolidate with another entity, whether or not we are the surviving entity, the holders of each share of class B common stock will be entitled to receive not less than the same per share consideration as the per share consideration, if any, received by the holders of class A, class C, class D and class E common stock in such merger or consolidation, unless, in addition to such other approvals, if any, as may be required by the Delaware General Corporation Law and our certificate of incorporation, a different treatment is approved by the holders of a majority of the outstanding shares of class B common stock voting as a single class.

 Restrictions on Transfer

   Except for transfers to transferees permitted under our certificate of incorporation, holders of class D common stock may not transfer their shares except in accordance with the provisions described in "--Common Stock--Tag-Along Rights" below. Until our initial public offering, stockholders must comply with provisions intended to ensure compliance with the provisions of the Securities Act of 1933.

 Tag-Along Rights

   If other than in connection with our initial public offering, any holder or holders of class D stock proposes to enter into an agreement to sell its or their shares of class D stock to any person other than a transferee permitted under our certificate of incorporation, the proposed transfer will be deemed a "Tag-Along Transfer." In such event, each holder of class A, class B, class C and class E common stock will have the right, but not the obligation, as a condition to such Tag-Along Transfer, to sell to the proposed transferee up to the same percentage of its shares of stock as the percentage of the total number of shares of class D common stock represented by the number of shares of class D common stock that the transferring class D stockholder proposes to transfer in the Tag-Along Transfer. All Tag-Along Transfers by such stockholders will be on the same terms and conditions as the proposed Tag-Along Transfer by the transferring class D stockholder.

   These tag-along provisions do not apply to a subsequent transfer of class D stock which has previously been the subject of a completed Tag-Along Transfer. Each transferring class D stockholder and each other stockholder whose shares are sold in a Tag-Along Transfer will be required to bear its pro rata share of the expenses of the transaction, based on the number of shares included in such Tag-Along Transfer.

 Mandatory Redemption

   We are required to redeem, to the extent permitted by law, from each holder of class A, class B, class C and class E common stock such holder's shares in the following instances:

  . shares of class B common stock in the event of a Tag-Along Transfer in which the transferring class D stockholder proposes to transfer a number of shares of class D common stock equal to or greater than 50% of the outstanding shares of class D common stock; and

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  . shares of class A, class C and class E common stock in the event of any
    Tag-Along Transfer.

   The number of such holder's shares that we will redeem is equal to the difference between:

  . the number of shares such holder was entitled to include in the Tag-Along
    Transfer and

  . the number of shares such holder elected to include in the Tag-Along
    Transfer.

   The per share redemption price at which we will redeem the shares is equal to:

  . the per share price paid for the class D common stock by the proposed transferee

  . less such holder's pro rata share of the expenses of the Tag-Along
    Transfer.

   After such redemption, we will issue to the proposed transferee shares of class A, class B, class C and class E common stock in amounts equal to the respective numbers of shares of such classes of common stock so redeemed, and the proposed transferee will pay us for each such share a purchase price equal to the per share redemption price for the Tag-Along Transfer.

   If the proposed transferee does not purchase all of the shares of class D common stock of the transferring class D stockholder, all of the shares that the other stockholders elect to include in the proposed Tag-Along Transfer, and all of the shares to be issued by us in amounts equal to the number of redeemed shares, then the Tag-Along Transfer to the proposed transferee will be prohibited and any attempt to consummate the Tag-Along Transfer will be null and void and of no force and effect.

 Conversion

   Upon (1) our initial public offering where we become a reporting company under Section 12(a) or 12(g) of the Exchange Act and our common stock is traded or quoted on a national exchange or the Nasdaq National Market, (2) a sale of 100% of our outstanding equity securities or substantially all of our assets or
(3) a merger or similar transaction in which 100% of the ownership of our stock is changed, each share of class A, class B, class C, class D and class E common stock not otherwise redeemed by us pursuant to the mandatory redemption provisions described above will convert into one share of our common stock.

Preferred Stock

   Under our certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, to issue shares of preferred stock in one or more series without further stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

   The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Stockholders Agreement

   We have entered into a stockholders agreement with certain of our investors, including most of the holders of our class B common stock, one holder of our class C common stock and all of the holders of our class D common stock. The stockholders agreement, which will remain in effect after this offering, includes provisions relating to the following:

 Voting

   All of our current directors were elected pursuant to the stockholders agreement.

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   The stockholders agreement contains the following voting agreements:

  . Until the date on which certain international investors arranged by Investcorp collectively own less than 50% of the shares held by them as of the date of the stockholders agreement and including shares issued to them in our December 2000 issuance of $50.0 million in equity, certain initial investors will vote in the same manner in which the shares held by the Investcorp investors are voted in any election of directors to our board.

  . Until the date on which the founders of Independent Wireless One collectively own less than 25% of the shares held by them as of the date of the stockholders agreement and including shares issued to them in our December 2000 issuance of $50.0 million in equity, the Investcorp investors will vote in favor of three directors designated by the founders in any election of directors to our board. The founder-designated directors are currently Alfred F. Boschulte, J.K. Hage III and Harley Ruppert. Pursuant to the stockholders agreement, none of the founder-designated directors may be removed from our board without the approval of a majority of the initial investors.

  . Until the date on which the founders collectively own less than 25% of the shares held by them as of the date of the stockholders agreement and including shares issued to them in our December 2000 issuance of $50.0 million in equity, we will vote to elect the members of our board of directors to the board of directors of Independent Wireless One.

   The founders are the following persons and entities:

     . Delhi PCS Inc.                   . William W. Griswold
     . Newport PCS Inc.                 . Paul H. Griswold
     . Cedar Familia LLC                . Finger Lakes Technologies
     . Trent L. Trahan                    Group Inc.
     . James G. Kaufman                 . Cerberus Investments L.P.
     . Champlain PCS Inc.               . Charles Lane
                                        . Dry Brook Holdings LLC

 Registration Rights

   The stockholders agreement provides certain of our stockholders with registration rights as set forth below.

   Demand Registration. Investcorp investors representing a specified minimum percentage of the stock held by them may, on up to two occasions, request that we register their shares pursuant to the Securities Act. In addition, any Investcorp investor may request at any time that we register their shares pursuant to the Securities Act using an abbreviated registration form if we are eligible to use such abbreviated registration form, but no more than once during any 12-month period, and only if the registration would involve an offering size of at least $2 million. The stockholders agreement imposes limitations on both types of demand registration rights. In addition, the other stockholders who are parties to the stockholders agreement may request that their shares also be included when the Investcorp investors initiate a demand registration. The stockholders agreement contains provisions for determining which shares will be included in a registration in the event the underwriters in the offering decide, for marketing reasons, to limit the number of shares that may be included in the registration.

   Piggyback Registration Rights. In any registration initiated by us for the sale of securities for our own account, stockholders who are entitled to have shares registered pursuant to the stockholders agreement may request that their shares be included in the registration. The underwriters in the offering may decide, for marketing reasons, to limit the number of shares that may be included in the registration, in which case the shares proposed to be sold by us would have priority over any shares with respect to which stockholders request registration.

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 Lock Up

   The Investcorp investors and the initial investors have agreed that, following our initial public offering, they will not transfer their shares, except in limited circumstances, until the earlier of:

  . 18 months following the closing of the initial public offering; or

  . the closing of a transaction resulting in a change of control of our company.

   However, they may sell up to 10% of the shares that they own on the date of the closing of the initial offering on the date occurring 12 months after such date.

 First Offer Rights

   The stockholders agreement provides that, until our initial public offering, any holder of class B common stock party to the stockholders agreement and Paribas North America, Inc. which proposes to sell its shares must first offer to sell its shares to the following persons:

  . us;

  . Investcorp Investment Equity Limited, referred to as IIEL;

  . Paribas; and

  . the holders of class B common stock party to the stockholders agreement.

   Each of the above persons has the option to purchase all, but not less than all, of the shares offered by the transferring stockholder. We have priority over the other persons as to the offered shares. If we elect not to purchase the shares, or are prohibited from purchasing the shares, the shares will be allocated pro rata among IIEL, Paribas and the holders of class B common stock in the following manner:

  . IIEL will receive a percentage equal to (1) the number of shares of outstanding class A and class D common stock plus the number of shares of class B and class C common stock held by IIEL, Investcorp IWO Limited Partnership and any transferee or affiliate of IIEL or Investcorp IWO Limited Partnership, referred to as the IIEL shares, divided by (2) the aggregate number of the IIEL shares plus the number of shares held by those holders of class B common stock and Paribas that wish to purchase the offered shares;

  . Paribas will receive a percentage equal to (1) the number of class C common stock held by it divided by (2) the aggregate number of the IIEL shares plus the number of shares held by those holders of class B common stock and Paribas that wish to purchase the offered shares; and

  . each holder of class B common stock will receive a percentage equal to
    (1) the number of shares of class B common stock held by it divided by
    (2) the aggregate number of the IIEL shares plus the number of shares held by those holders of class B common stock and Paribas that wish to purchase the offered shares.

   The stockholders agreement contains certain exceptions to these first offer rights, and provides that the number of persons holding class B and class C common stock as a result of these first offer rights may not exceed 100.

 Participation Rights in Equity Issuances

   Until our initial public offering or, if later, the sale of 90% of our outstanding capital stock or all or substantially all of our assets or a merger or consolidation as a result of which 90% of the ownership of the capital stock of our company is changed, the stockholders agreement provides certain of our stockholders with

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the right to participate in future issuances by us of our equity securities, including securities convertible into or exercisable or exchangeable for our equity securities, except for issuances in connection with:

  . stock incentive or compensation plans approved by our board;

  . business acquisitions by us;

  . issuances in connection with debt or lease financings approved by the board;

  . any redemption as contemplated by our certificate of incorporation;

  . any exercise of any options or warrants outstanding as of the date of the stockholders agreement; or

  . issuances of common stock in connection with our initial public offering.

   In particular, we are required to take the necessary steps to enable any holder of class B, class C and class D common stock party to the stockholders agreement, and any holder of class A or class E common stock, to participate, at each such stockholder's option, as a purchaser in the issuance such that such stockholder, through the exercise of its option, may maintain its percentage interest in our outstanding equity securities on a fully diluted basis, assuming the exercise or conversion of all outstanding options, warrants and securities convertible into, or exercisable or exchangeable for, our equity securities.

Description of Warrants

   In December 1999, we issued warrants to purchase an aggregate of 1,200,000 shares of class B stock at an exercise price of $5.74468 per share. Founders warrants to purchase a total of 828,000 shares were issued to the founders of Independent Wireless One and management warrants to purchase a total of 372,000 shares were issued to members of our management. In addition, in May 2000, we issued a management warrant to purchase 74,400 shares of class B stock to Steven M. Nielsen, our Chief Executive Officer, at an exercise price of $5.74468. The names of the warrant holders who are named executive officers and the number of shares covered by their warrants are set forth in "Certain Transactions--Management Warrants." The number of shares that may be purchased pursuant to the warrants and the exercise price of the warrants are subject to adjustment for changes in our capitalization such as stock splits or dividends.

   The founders warrants and the management warrants will become immediately exercisable in the instances described below. As used below, an "approved sale" means the following:

  . with respect to the founders warrants, a transaction that results in a change of economic beneficial ownership, without giving effect to disparate voting rights attributable to our stock, of our company of greater than 50 percent, whether pursuant to a sale of our stock, a sale of all or substantially all of our assets or a merger or consolidation; and

  . with respect to the management warrants, a transaction that results in
    (1) any person or group becoming the beneficial owner, directly or indirectly, of a majority of the total voting power of our stock or otherwise able to elect a majority of our board or (2) the sale of all or substantially all of our assets, excluding transactions resulting in a merger or consolidation with another Sprint PCS affiliate in which all of our outstanding stock is converted into shares of stock of the Sprint PCS affiliate.

   Each warrant will vest as to half the shares covered by it upon the earlier to occur of the following:

  . immediately prior to an approved sale if (1) the approved sale enables the initial investors to realize in cash an amount greater than two times their initial investment and (2) this amount represents a 40 percent annual return on their initial investment; and

  . if an initial public offering has occurred, 90 days following the sale by the initial investors of at least 50 percent of their initial investment if (1) the investors have realized in cash an amount greater than one-and-a-half times their investment and (2) this amount, together with the amount the investors could realize in a public sale of their remaining shares, represents a 40 percent annual return on their initial investment.

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   Each warrant will vest as to the remaining shares covered by it upon the earlier to occur of the following:

  . immediately prior to an approved sale if (1) the approved sale enables the initial investors to realize in cash an amount greater than three times their initial investment and (2) this amount represents a 60 percent annual return on their investment; and

  . if an initial public offering has occurred, 90 days following the sale by the initial investors of at least 50 percent of their initial investment if (1) the investors have realized in cash an amount greater than three times their investment and (2) this amount, together with the amount the investors could realize in the public sale of their remaining shares, represents a 60 percent annual return on their initial investment.

   Both the founders warrants and the management warrants will terminate automatically upon the occurrence of an approved sale unless the board of directors provides for their continuance or such provision is made in connection with the approved sale. Except for Mr. Hage's warrant, the management warrants issued to our named executive officers and Mr. Nielsen will also terminate automatically in December 2009 if no approved sale has occurred by then, and will terminate earlier if the officer ceases to be employed with us.

Delaware Law

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. The provisions of Section 203 may make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise or to remove incumbent officers and directors. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the disadvantages of discouraging these proposals are outweighed by the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us because, among other things, the negotiation of such proposals could result in an improvement of their terms.

   In general, the statute prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder, unless one of the following conditions is satisfied:

  . Prior to the date that the person became an interested stockholder, the transaction or business combination that resulted in the person becoming an interested stockholder is approved by the board of directors;

  . Upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock; or

  . On or after the date that the person became an interested stockholder, the business combination is approved by our board of directors and by the holders of at least two-thirds of our outstanding voting stock, excluding voting stock owned by the interested stockholder.

   Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder. Subject to certain exceptions, an "interested stockholder" is a person who together with that person's affiliates and associates owns, or within the previous three years did own, 15% or more of our voting stock.

Indemnification of Directors and Officers and Limitation on Liability

   Our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by law. We have entered into indemnification agreements providing for indemnification to the fullest extent permitted by law with each of our directors.

   In addition, as permitted by Delaware law, the certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The

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effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

  . acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

  . the payment of dividends or the redemption or purchase of stock in violation of Delaware law;

  . any breach of his or her duty of loyalty to us or our stockholders; or

  . any transaction from which the director derived an improper personal benefit.

This provision does not affect a director's liability under the federal securities laws.

   To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain Provisions of the Sprint PCS Agreements

   Pursuant to our management agreement with Sprint PCS, under specific circumstances and without further stockholder approval, Sprint PCS may purchase our operating assets or capital stock for 72% or 80% of our entire business value, which includes the value of our right to use the spectrum licenses, our business operations and other assets more fully described in "Our Agreements with Sprint PCS--The Management Agreement." In addition, Sprint PCS must approve any change of control of our ownership and consent to any assignment of our management agreement with Sprint PCS. Sprint PCS has a right of first refusal if we decide to sell our operating assets to a third party. We are also subject to a number of restrictions on the transfer of our business including a prohibition on the sale of our company or our operating assets to competitors of Sprint or Sprint PCS. These restrictions and other restrictions in our management agreement with Sprint PCS may limit our ability to sell the business and may have a substantial anti-takeover effect.

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         MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

   The following is a discussion of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of a warrant, and of a share of common stock acquired upon exercise of a warrant. This discussion is based upon the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations.

   You are subject to this discussion if you hold the warrant and any common stock acquired upon exercise as capital assets within the meaning of Section 1221 of the Code.

   This discussion does not discuss every aspect of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's personal circumstances or to certain categories of investors (such as banks or broker-dealers, insurance companies, pension or other employee benefit plans, tax-exempt organizations or entities, U.S. expatriates, traders in securities that elect mark-to-market accounting, persons holding warrants or common stock as part of a hedging or conversion transaction or a straddle, hybrid entities (i.e. entities that are fiscally transparent for U.S. federal tax purposes but not for foreign tax purposes) or its owners, or holders whose functional currency is not the U.S. dollar. In addition, this discussion does not address the effect of foreign, state, local or other tax laws. We have not sought and will not seek any rulings from the Internal Revenue Service concerning the tax consequences of the acquisition, ownership or disposition of a warrant or a share of common stock acquired on exercise of a warrant and, accordingly, we cannot assure you that the IRS will not successfully challenge the tax consequences described below.

   You should consult your own tax advisors as to the particular tax considerations to you of the acquisition, ownership and disposition of the warrants and of common stock acquired on exercise of a warrant, including the effect and applicability of state, local or foreign tax laws.

U.S. Holders

   If you are a "U.S. holder," this section applies to you. Otherwise, the section "Non-U.S. Holders" applies to you. You are a "U.S. holder" if you are the beneficial owner of a warrant or a share of common stock acquired on exercise of a warrant and you are:

  . a citizen or resident of the United States, including an individual deemed to be a resident alien under the "substantial presence" test of
     Section 7701(b) of the Code;

  . a corporation or partnership, including an entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

  . an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  . a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding clause, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to that date that elect to continue to be treated as U.S. persons, are also considered to be U.S. persons.


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Tax Treatment of Warrants

 Sale, redemption, lapse or other taxable disposition of a warrant

   As a U.S. holder you will recognize gain or loss upon a sale, redemption, lapse or other taxable disposition of a warrant in an amount equal to the difference between the sum of the amount of cash and the fair market value of any property received for the warrant and your adjusted tax basis in the warrant.

   Your tax basis in the warrant will equal (1) in the case of holders who are not the original holders of the note-warrant unit, the amount of cash or other property paid to acquire the unit which is allocable to the warrant or (2) in the case of original holders, that portion of the issue price of a unit that was allocated to the warrant based upon the relative fair market values of the note and the warrants comprising the unit. Because the units were originally issued for cash, the "issue price" of the unit was the first price at which a substantial amount of the units was sold for cash. For purposes of determining the issue price of the units, sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers are ignored. Under Treasury Regulations, we have allocated the issue price of the units between the notes and the warrants. The allocation will be binding on all original holders of units, unless such holder explicitly discloses on a form prescribed by the IRS and attached to such holder's timely filed U.S. federal income tax return for the year that includes the acquisition date of the units that its allocation of the issue price of a unit is different from the issuer's allocation. Our allocation is not, however, binding on the IRS. Based on our allocation, the initial tax basis of each warrant was $49.74.

   The gain or loss upon a sale, redemption, lapse or other taxable disposition of a warrant will be capital gain or loss if the common stock to which the warrant relates would be a capital asset in your hands. It will be long-term capital gain or loss if the holding period for the warrant exceeds one year.

   If warrants are not exercised and are allowed to expire, the warrants will be deemed to have been sold or exchanged on the expiration date resulting in a loss equal to your adjusted tax basis in the warrants. Any such loss will be a capital loss, and the classification of the loss as long-term or short-term capital loss will depend on the holding period for the warrants.

   Non-corporate taxpayers are generally subject to a maximum regular federal income tax rate of 20% on net long-term capital gain (that is, the excess of long-term capital gains over short-term capital losses). Net capital gain of non-corporate taxpayers attributable to the sale or exchange of assets acquired after December 31, 2000 and held for more than five years generally will be taxed at a maximum rate of 18%. For corporate holders, long-term capital gains are taxed at the same rate as ordinary income. The deductibility of capital losses is restricted and generally may be used only to reduce capital gains.

 Adjustments to conversion ratio

   Adjustments made to the number of shares of common stock that may be acquired upon the exercise of a warrant, or the failure to make such adjustments, may result in a constructive distribution to you under Section 305 of the Code. As a result, you may be required to include amounts in income even though you will not have received any cash or other property. In that event, your tax basis in the warrant will be increased by the amount of the dividend.

 Exercise

   No gain or loss will be recognized on the purchase of the common stock for cash upon exercise of the warrants, other than any gain or loss attributable to the receipt of cash in lieu of a fractional share of common stock, if any.

   The initial adjusted tax basis of the common stock will equal the adjusted tax basis of the warrants plus the exercise price less any cash received in lieu of fractional shares. For tax purposes, the holding period of the common stock will not include the holding period of the warrants.


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   If you exercise warrants by tendering notes in payment of the exercise price, no gain or loss will be recognized upon such exercise, and your adjusted tax basis in the common stock will equal your adjusted tax basis in the notes surrendered. With respect to such exercise of a warrant, you should be able to take the position that the holding period of the shares of common stock received in exchange for the surrender of the notes includes the holding period of the notes surrendered.

 Payments on warrant registration default

   We believe that if liquidated damages are in fact paid to warrant holders because of a warrant registration default, the additional amounts so paid would be taxable to you as ordinary income in accordance with your method of accounting.

 Dividends received on stock acquired upon exercise of a warrant

   Cash distributed on common stock acquired upon exercise of a warrant will be treated as a dividend and taxed as ordinary income to the extent of our current and accumulated earnings and profits attributable to the distribution as determined under U.S. federal income tax principles. If the amount of the distribution exceeds our current and accumulated earnings and profits attributable to the distribution, the distribution will be treated as a nontaxable return of capital and will reduce your adjusted tax basis in the common stock, but not below zero. The excess of the distribution over our earnings and profits and your adjusted tax basis will then be treated as capital gain and will be long-term or short-term depending on your holding period for the common stock.

   Corporate holders of common stock generally should be eligible for the 70% dividends-received deduction. However, corporate investors should consider certain provisions that may limit the availability of a dividends-received deduction, including but not limited to the holding period rules of Section 246(c) of the Code, the rules of Section 246 of that Code that reduce the dividends-received deduction on dividends on certain debt-financed stock, and the rules in Section 1059 of the Code that reduce the basis of stock and may require the recognition of taxable gain in respect of certain extraordinary dividends, as well as the effect of the dividends-received deduction on the determination of alternative minimum tax liability.

 Disposition of stock

   If you sell or dispose of your common stock in a taxable transaction, you will recognize capital gain or loss equal to the difference between the cash and the fair market value of any property received and your adjusted tax basis. If your holding period exceeds one year, you will have long-term capital gain or loss, otherwise you will have short-term capital gain or loss.

 Backup withholding and information reporting

   We are required to furnish to record holders of common stock, other than corporations and other exempt holders, and to the IRS, information with respect to dividends paid on the common stock. Certain U.S. holders may be subject to backup withholding at a 31% rate with respect to dividends paid on common stock or with respect to proceeds received from the disposition of a warrant or a share of common stock. Generally backup withholding applies only if you

  . fail to furnish your social security or other taxpayer identification number ("TIN") within a reasonable time after request therefor,

  .  furnish an incorrect TIN,

  .  fail to report interest or dividends properly, or

  . fail, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is your correct number and that you are not subject to backup withholding.

Any amount so withheld from payment is allowable as a credit against your U.S. federal income tax liability (and may entitle you to a refund), provided that the required information is furnished to the IRS. Some persons are exempt from backup withholding, including corporations and certain financial institutions. You should consult your tax advisor as to your qualification for exemption from withholding and the procedure for obtaining such exemption.

Tax Treatment of Non-U.S. Holders

   This discussion is limited to U.S. federal income and estate tax consequences relevant to "non-U.S. holders." You are a "non-U.S. holder" if you are a beneficial owner of a warrant, or share of common stock acquired upon exercise of a warrant, and you are, for U.S. federal tax purposes:

  .  a nonresident alien individual;

  . a corporation or partnership (or other entity treated as such) created or organized in or under the law of a country (or political subdivision thereof) other than the United States; or

  . a foreign estate or trust. For purposes of the withholding tax discussed below, other than backup withholding, a non-U.S. holder includes a nonresident fiduciary of an estate or trust.

   This discussion does not address the tax consequences relevant to an expatriate or former long-term resident of the United States or to a person who holds a warrant or share of common stock through a partnership. A person who holds a warrant or share of stock through a hybrid entity may not be entitled to the benefits of a tax treaty. If one of these situations apply to you, you should consult your tax advisor as to the federal, state, local, and foreign tax consequences applicable to you.

   For purposes of this discussion, "U.S. trade or business income" of a non-U.S. holder generally means gain on a sale, exchange or redemption of a warrant or share of common stock or a dividend on common stock if the dividend or gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder. In most cases where the non-U.S. holder is a resident of a country that has an income tax treaty with the United States, the dividend or gain must also be attributable to a permanent establishment (or fixed base) of the non-U.S. holder in the United States.

 Payments on warrant registration default

   We believe that liquidated damages paid in case of a warrant registration default will be characterized as ordinary income. Non-U.S. holders will be subject to a 30% withholding tax, unless such payments are effectively connected with a U.S. trade or business of the holder, in which case the payments would be subject to U.S. federal income tax on a net basis, unless exempt pursuant to a tax treaty because such payments are not attributable to a U.S. permanent establishment of the holder.

 Dividends received on stock acquired upon exercise of a warrant

   A non-U.S. holder will generally be subject to withholding of U.S. federal income tax on actual and deemed dividend distributions at a rate of 30% or a lower rate that an applicable income tax treaty may specify. If a dividend were considered to be income effectively connected with a non-U.S. holder's conduct of U.S. trade or business, the dividend would not be subject to this withholding but would be subject to U.S. federal income tax on a net basis, unless exempt pursuant to a tax treaty because it is not attributable to a U.S. permanent establishment maintained by a non-U.S. holder. In the case of a non-U.S. holder that is a corporation, U.S. trade or business income under certain circumstances will also be subject to a branch profits tax at a 30% rate or, if applicable, a lower treaty rate. To claim an exemption from withholding because a dividend is U.S. trade or business income, a non-U.S. holder must satisfy applicable certification and other requirements, such as providing IRS Form W-8ECI.

   For dividends paid after December 31, 2000, a non-U.S. holder of common stock that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements, such as providing IRS Form W-8BEN. A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing and appropriate claim for refund with the IRS.

 Disposition of Warrants or Our Stock

   In general, a non-U.S. holder will not be subject to U.S. federal income tax upon a taxable disposition of a warrant or of our common stock. However, you will be subject to federal income tax on the gains if:

  . the gain is U.S. trade or business income, in which case, if you are a foreign corporation (or a foreign entity treated as a corporation), you may also be subject to the branch profits tax at a 30% rate or, if applicable, a lower treaty rate;

  . you are a nonresident alien individual, you are present in the United States for 183 or more days in the taxable year of disposition and either (1) you have a tax home in the United States for U.S. federal income tax purposes or (2) the gain is attributable to an office or other fixed place of business you maintain in the United States;

  . we are a "United States real property holding corporation" within the meaning of Section 897(c) of the Code, or we have been such a corporation at any time during the shorter of the five year period ending on the date of your sale or other disposition or the period you have held the warrant that is sold or otherwise disposed of.

We believe that we currently are not a United States real property holding corporation, and we do not anticipate becoming one. No assurance, however, can be provided that we will not become a United States real property holding corporation in the future.

   For a discussion of your tax basis in a warrant, see "Treatment of U.S. Holders--Sale, redemption, lapse or other disposition of a warrant" above. For a discussion of your adjusted tax basis in a share of common stock, see "Treatment of U.S. Holders--Exercise" above.

 Backup Withholding and Information Reporting

   In general, you will not be subject to information reporting and backup withholding with respect to payments that we make to you provided that we have no reason to know that you are a U.S. person and we have received from you the statements described above under "--Dividends received on stock acquired upon exercise of a warrant."

   Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability provided that the required information is furnished to the IRS.

 United States Federal Estate Tax

   Warrants and common stock acquired upon exercise of the warrants will be included in your estate for United States federal estate tax purposes, unless an applicable estate tax treaty applies otherwise.

                              PLAN OF DISTRIBUTION

   The warrants and the shares of our class C common stock issued upon the exercise of the warrants being offered may be sold by the selling holders from time to time in:

  .  transactions in the over-the-counter market;

  .  negotiated transactions;

  .  underwritten offerings; or

  .  a combination of these methods of sale.

   The selling holders may sell the warrants and the shares of our class C common stock issued upon the exercise of the warrants at:

  .  fixed prices which may be changed;

  .  market prices prevailing at the time of sale;

  .  prices related to prevailing market prices; or

  .  negotiated prices.

   The selling holders may also resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of the rule.

   The selling holders may effect these transactions by selling the warrants and/or shares of our class C common stock issued upon the exercise of the warrants to or through broker-dealers, and these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling holders and/or the purchasers of the warrants and/or the class C common stock for whom these broker-dealers may act as agents or to whom they sell as principals, or both. The compensation as to a particular broker-dealer might be in excess of customary commissions.

   The selling holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales or our securities in the course of hedging the positions they assume with selling holders. The selling holders may also enter into options or other transactions to the broker-dealer or other financial institutions which require the delivery to the broker-dealer or other financial institution of the securities covered by this prospectus. The broker-dealer or other financial institution may resell these securities pursuant to this prospectus, as supplemented or amended to reflect the transaction.

   We are generally required to keep this registration statement effective until all of the warrants and shares of class C common stock until the earlier of January 15, 2011 and the first date on which:

  . all of the warrants have been exercised under the registration statement; or

  . all warrant shares, other than warrant shares issued upon exercise of a warrant under the registration statement, have been disposed of by the holders under the registration statement or distributed to the pubic under Rule 144 of the Securities Act.

However, as long as any affiliate of ours holds warrants or shares of our common stock issued upon exercise of the warrants, we will be required to keep this registration statement effective.

   In order to comply with the applicable securities laws of particular states, if applicable, the warrants and shares of our class C common stock will be sold in the jurisdictions only through registered or licensed brokers or dealers. In addition, in particular states, the warrants and shares of our class C common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   The selling holders and any broker-dealers or agents that participate with the selling holders in the distribution of the warrants or the shares of our class C common stock issued upon the exercise of the warrants may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the warrants or the shares of our class C common stock issued upon the exercise of the warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

   Each selling holder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of our class C common stock by the selling holders.

   We will pay for all costs of this registration, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; except that, the selling holders will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling holders against particular civil liabilities, including some liabilities under the Securities Act of 1933, or we will compensate them for some of these liabilities.

                                 LEGAL MATTERS

   Certain legal matters with respect to the warrants and class C common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York.

                                    EXPERTS

   The financial statements of IWO Holdings, Inc. and Subsidiaries as of December 31, 1998, 1999 and 2000 and for the period from inception (August 22, 1997) through December 31, 1997, for the year ended December 31, 1998, for the period January 1, 1999 through December 20, 1999, for the period December 20, 1999 through December 31, 1999 and for the year ended December 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of Sprint Spectrum Albany, Syracuse and Manchester Markets (wholly owned by Independent Wireless One Corporation) at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the warrants and class C common stock issuable upon exercise of the warrants offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information that is included in the registration statement. You will find additional information about our company and the warrants and the class C common stock in the registration statement.

   After this registration statement or the registration statement registering the exchange of our 14% Senior Notes due 2011 becomes effective, we will be subject to the informational requirements of the Exchange Act of 1934, and will file periodic reports, registration statements and other information with the SEC. You may read and copy the registration statement and any of the other documents we file with the SEC at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at 7 World Trade Center, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. In addition, reports and other filings are available to the public on the SEC's web site at http://www.sec.gov.

   You should rely only on the information provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any securities other than those to which this prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this prospectus is current only as of its date.

                               ----------------

                                   PROSPECTUS

                               ----------------


                              [LOGO] INDEPENDENT
                                     WIRELESS ONE


                               IWO Holdings, Inc.

                   Warrants to Purchase Class C Common Stock

                              Class C Common Stock


                                       , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

              PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities to be registered. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee.

      Securities and Exchange Commission registration fee............. $  3,500
      Printing and engraving expenses.................................  100,000
      Legal fees and expenses.........................................   50,000
      Accounting fees and expenses....................................  100,000
      "Blue sky" fees and expenses....................................   25,000
      Miscellaneous expenses..........................................   10,000
                                                                       --------
        Total......................................................... $288,500

Item 14. Indemnification of Officers and Directors

   The registrant's Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL
(1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. This provision does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

   Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporations bylaws, any agreement, a vote of stockholders or otherwise. The Certificate provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The registrant has obtained liability insurance for its officers and directors.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

   The registrant has entered into indemnity agreements with each of its directors.

Item 15. Recent Sales of Unregistered Securities

   Set forth below is a description of the registrant's sales of unregistered securities during the past three years.

 (a) In December 1999, the registrant issued shares of its capital stock to 37 initial investors at a price per share of $5.744681 as follows: (i)
     15,000,000.0000 shares of Class A stock for an aggregate purchase price of $86,170,215.00; (ii) 5,007,634.7550 shares of Class B stock for an aggregate purchase price of $28,767,264.26; (iii) 4,332,365.2470 shares of Class C stock for an aggregate purchase price of $19,717,843.41; and (iv)
     60,000.0000 shares of Class D stock for an aggregate purchase price of $344,680.86. In addition, the registrant issued 6,300,000.0000 shares of Class B stock to the 12 founders of the registrant's operating subsidiary in exchange for 14,357 shares of the common stock of the operating subsidiary, four of whom were among the initial investors described in the preceding sentence, held by the founders, and further issued 391,666.6560 shares of Class B stock to the founders in exchange for past capital contributions of $2,250,000 made by the founders to the operating subsidiary.


 (b) In December 1999, the registrant issued a warrant to an international entity to purchase shares of Class A stock at an exercise price of $0.01 per share.


 (c) In December 1999, the registrant issued warrants to 12 initial investors and officers to purchase an aggregate of 1,199,999.9910 shares of Class B stock at an exercise price of $5.744681 per share.


 (d) In January 2000, the registrant issued an aggregate of 98,932.2390 shares of Class B stock to officers and directors upon the exercise of stock options.


 (e) In May 2000, the registrant issued a warrant to one of its officers to purchase 74,400.0000 shares of
     Class B stock at an exercise price of $5.744681 per share.


 (f) In December 2000, the registrant issued shares of its capital stock to 15 existing stockholders and nine new investors at a price per share of $7.00 as follows: (i) 1,475,937.3925 shares of Class B stock for an aggregate purchase price of $10,331,561.75; (ii) 123,265.2139 shares of Class C stock for an aggregate purchase price of $862,856.50; and (iii)
     5,543,654.5364 shares of Class E stock for an aggregate purchase price of $38,805,581.75.


 (g) In December 2000, the registrant issued a warrant to an international entity to purchase shares of Class E stock at an exercise price of $0.01 per share.


 (h) From January to April 2001, the registrant issued an aggregate of 208,540 shares of Class B stock to employees and directors upon the exercise of stock options.


 (i) As of April 6, 2001, options to purchase an aggregate of 3,617,483.0330 shares of Class B stock were outstanding under the registrant's Management
     Stock Incentive Plan and individual option agreements at exercise prices of $1.4507 and $5.744681 per share. The registrant has issued no shares of capital stock to its officers, directors and employees upon the exercise of stock options except as set forth above.

   The transactions set forth in paragraphs (a), (b), (c), (e), (f) and (g) above were undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(2) thereof and/or Rule 506 of Regulation D promulgated thereunder as sales not involving a public offering on the basis of the purchasers' representations that they were accredited investors and that they were acquiring the securities for their own account without a view towards distribution thereof. The transactions set forth in paragraphs (d), (h) and (i) above were undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Rule 701 promulgated under the Securities Act as sales by an issuer to employees, directors, officers, consultants or advisors pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. The registrant believes that exemptions other than those specified above may exist with respect to the transactions set forth above.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit
  Number  Description
 -------  -----------
    1.1   Purchase Agreement, dated January 26, 2001, among IWO Holdings, Inc.
          and Independent Wireless One Corporation and Credit Suisse First
          Boston Corporation (acting through an affiliate, Donaldson, Lufkin &
          Jenrette Securities Corporation), Chase Securities Inc., BNP Paribas
          Securities Corp. and UBS Warburg LLC as representatives of the
          Initial Purchasers (incorporated by reference to Exhibit 1.1 to IWO
          Holdings, Inc.'s and Independent Wireless One Corporation's
          Registration Statement on Form S-4, filed on April 13, 2001)


    3.1   Amended and Restated Certificate of Incorporation of IWO Holdings,
          Inc. (replaces exhibit previously filed as Exhibit 3.1 to IWO
          Holdings, Inc.'s Registration Statement on Form S-1, Registration No.
          333-39746, filed on June 21, 2000) (incorporated by reference to
          Exhibit 3.1 to IWO Holdings, Inc.'s and Independent Wireless One
          Corporation's Registration Statement on Form S-4, filed on April 13,
          2001)


    3.2 Bylaws of IWO Holdings, Inc., as amended (replaces exhibit previously filed as Exhibit 3.4 to IWO Holdings, Inc.'s Registration Statement on Form S-1, Registration No. 333-39746, filed on June 21, 2000)
          (incorporated by reference to Exhibit 3.2 to IWO Holdings, Inc.'s and
          Independent Wireless One Corporation's Registration Statement on Form
          S-4, filed on April 13, 2001)


    4.1   Warrant Agreement, dated as of February 2, 2001, between IWO
          Holdings, Inc. and Firstar Bank, N.A., as warrant agent (incorporated by reference to Exhibit 10.20 to IWO Holdings, Inc.'s and Independent
          Wireless One Corporation's Registration Statement on Form S-4, filed on April 13, 2001)


    4.2   Form of certificate of Warrant (included in Exhibit 4.1)


    4.3 Warrant Registration Rights Agreement, dated as of February 2, 2001, among IWO Holdings, Inc. and Credit Suisse First Boston Corporation
          (acting through an affiliate, Donaldson, Lufkin & Jenrette Securities
          Corporation), Chase Securities Inc., BNP Paribas Securities Corp. and
          UBS Warburg LLC as representatives of the Initial Purchasers
          (incorporated by reference to Exhibit 10.21 to IWO Holdings, Inc.'s and Independent Wireless One Corporation's Registration Statement on
          Form S-4, filed on April 13, 2001)


    5.1** Opinion of Gibson, Dunn & Crutcher LLP


 +10.1    Sprint PCS Management Agreement, dated as of February 9, 1999, among
          Independent Wireless One Corporation, Sprint Spectrum L.P. and
          WirelessCo, L.P., as amended by Addendum I, Addendum II and Addendum
          III (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to
          IWO Holdings, Inc.'s Registration Statement on Form S-1, Registration
          No. 333-39746, filed on August 14, 2000)


 +10.2    Sprint PCS Services Agreement, dated as of February 9, 1999, between
          Independent Wireless One Corporation and Sprint Spectrum L.P.
          (incorporated by reference to Exhibit 10.5 to Amendment
          No. 1 to IWO Holdings, Inc.'s Registration Statement on Form S-1,
          Registration No. 333-39746, filed on August 14, 2000)


   10.3   Sprint Trademark and Service Mark License Agreement, dated as of
          February 9, 1999, between Independent Wireless One Corporation and
          Sprint Communications Company, L.P. (incorporated by reference to
          Exhibit 10.3 to IWO Holdings, Inc.'s and Independent Wireless One
          Corporation's Registration Statement on Form S-4, filed on April 13,
          2001)


   10.4 Sprint Spectrum Trademark and Service Mark License Agreement, dated as of February 9, 1999, between Independent Wireless One Corporation and Sprint Spectrum L.P. (incorporated by reference to Exhibit 10.4 to IWO Holdings, Inc.'s and Independent Wireless One Corporation's
          Registration Statement on Form S-4, filed on April 13, 2001)

  Exhibit
  Number   Description
  -------  -----------
   10.5    Consent and Agreement, dated as of December 17, 1999, between Sprint
           Spectrum L.P., Sprint Communications Company, L.P., WirelessCo, L.P.
           and The Chase Manhattan Bank, as administrative agent (incorporated by reference to Exhibit 10.5 to IWO Holdings, Inc.'s and Independent
           Wireless One Corporation's Registration Statement on Form S-4, filed on April 13, 2001)


   10.6.1  Credit Agreement, dated as of December 20, 1999, among Independent
           Wireless One Corporation, as borrower, the lenders thereto from time to time, Chase Securities Inc., as book manager and lead arranger, First Union National Bank and BNP Paribas (as successor in interest to Paribas), as senior managing agents, UBS AG, Stamford Branch, as documentation agent, and The Chase Manhattan Bank, as administrative agent (incorporated by reference to Exhibit 10.27 to IWO Holdings, Inc.'s Registration Statement on Form S-1, Registration No. 333-
           39746, filed on June 21, 2000)


   10.6.2  Amendment No.1, dated as of June 30, 2000, to the Credit Agreement
           (incorporated by reference to Exhibit 10.6.2 to IWO Holdings, Inc.'s and Independent Wireless One Corporation's Registration Statement on
           Form S-4, filed on April 13, 2001)


   10.6.3  Amendment No.2, dated as of December 8, 2000, to the Credit
           Agreement (incorporated by reference to Exhibit 10.6.3 to IWO
           Holdings, Inc.'s and Independent Wireless One Corporation's
           Registration Statement on Form S-4, filed on April 13, 2001)


   10.7.1  Amended and Restated Stockholders Agreement, dated as of December 4,
           2000, between IWO Holdings, Inc. and the stockholders of IWO
           Holdings, Inc. party thereto (replaces exhibit previously filed as Exhibit 10.2 to IWO Holdings, Inc.'s Registration Statement on Form
           S-1, Registration No. 333-39746, filed on June 21, 2000)
           (incorporated by reference to Exhibit 10.7.1 to IWO Holdings, Inc.'s and Independent Wireless One Corporation's Registration Statement on
           Form S-4, filed on April 13, 2001)


   10.7.2  Amendment No. 1, dated as of April 2, 2001, to the Amended and
           Restated Stockholders Agreement (incorporated by reference to
           Exhibit 10.7.2 to IWO Holdings, Inc.'s and Independent Wireless One
           Corporation's Registration Statement on Form S-4, filed on April 13,
           2001)


   10.8    Lease, dated as of October 22, 1999, between Rosenblum Associates and Independent Wireless One Corporation, as amended (incorporated by reference to Exhibit 10.25 to IWO Holdings, Inc.'s Registration
           Statement on Form S-1, Registration No. 333-39746, filed on June 21,
           2000)


   10.9    Lease, dated as of September 30, 1996, between Jack Rosenblum and
           Sprint Spectrum L.P., as amended (incorporated by reference to Exhibit 10.26 to IWO Holdings, Inc.'s Registration Statement on Form
           S-1, Registration No. 333-39746, filed on June 21, 2000)


   10.10   Agreement for Management Advisory, Strategic Planning and Consulting
           Services, dated as of December 20, 1999, between Independent
           Wireless One Corporation and Investcorp International Inc.
           (incorporated by reference to Exhibit 10.22 to IWO Holdings, Inc.'s
           Registration Statement on Form S-1, Registration No. 333-39746, filed on June 21, 2000)


   10.11 Form of Founders Warrant (incorporated by reference to Exhibit 10.1 to IWO Holdings, Inc.'s Registration Statement on Form S-1,
           Registration No. 333-39746, filed on June 21, 2000)


   10.12.1 Employment Agreement, dated as of April 9, 2000, between IWO
           Holdings, Inc., Independent Wireless One Corporation and Steven M.
           Nielsen (replaces exhibit previously filed as Exhibit 10.17 to IWO
           Holdings, Inc.'s Registration Statement on Form S-1, Registration
           No. 333-39746, filed on June 21, 2000) (incorporated by reference to
           Exhibit 10.12.1 to IWO Holdings, Inc.'s and Independent Wireless One
           Corporation's Registration Statement on Form S-4, filed on April 13,
           2001)


   10.12.2 Letter Agreement, dated September 20, 2000, between IWO Holdings,
           Inc., Independent Wireless One Corporation and Steven M. Nielsen
           (incorporated by reference to Exhibit 10.12.2 to IWO Holdings,
           Inc.'s and Independent Wireless One Corporation's Registration
           Statement on Form S-4, filed on April 13, 2001)

  Exhibit
   Number   Description
  -------   -----------
   10.13.1  Employment Agreement, dated as of December 20, 1999, between IWO
            Holdings, Inc., Independent Wireless One Corporation and David L.
            Standig, as amended (incorporated by reference to Exhibit 10.14 to
            IWO Holdings, Inc.'s Registration Statement on Form S-1,
            Registration No. 333-39746, filed on June 21, 2000)


   10.13.2  Letter Agreement, dated September 1, 2000, between IWO Holdings,
            Inc., Independent Wireless One Corporation and David L. Standig
            (incorporated by reference to Exhibit 10.13.2 to IWO Holdings,
            Inc.'s and Independent Wireless One Corporation's Registration
            Statement on Form S-4, filed on April 13, 2001)


   10.13.3* Letter Agreement, dated as of April 24, 2001, between Independent
            Wireless One Corporation and David L. Standig (incorporated by reference to Exhibit 10.13.3 to Amendment No. 1 to IWO Holdings,
            Inc.'s and Independent Wireless One Corporation's Registration
            Statement on Form S-4, filed on June 13, 2001)


   10.14.1  Employment Agreement, dated as of December 20, 1999, between IWO
            Holdings, Inc., Independent Wireless One Corporation and John P.
            Hart, Jr., as amended (incorporated by reference to Exhibit 10.15 to IWO Holdings, Inc.'s Registration Statement on Form S-1,
            Registration No. 333-39746, filed on June 21, 2000)


   10.14.2  Letter Agreement, dated September 1, 2000, between IWO Holdings,
            Inc., Independent Wireless One Corporation and John P. Hart, Jr.
            (incorporated by reference to Exhibit 10.14.2 to IWO Holdings,
            Inc.'s and Independent Wireless One Corporation's Registration
            Statement on Form S-4, filed on April 13, 2001)


   10.15    IWO Holdings, Inc. Management Stock Incentive Plan, as amended
            (replaces exhibit previously filed as Exhibit 10.18 to IWO
            Holdings, Inc.'s Registration Statement on Form S-1, Registration
            No. 333-39746, filed on June 21, 2000) (incorporated by reference to Exhibit 10.15 to IWO Holdings, Inc.'s and Independent Wireless
            One Corporation's Registration Statement on Form S-4, filed on
            April 13, 2001)


   10.16.1  Stock Option Agreement, dated as of December 20, 1999, between IWO
            Holdings, Inc. and David L. Standig (incorporated by reference to
            Exhibit 10.16.1 to IWO Holdings, Inc.'s and Independent Wireless
            One Corporation's Registration Statement on Form S-4, filed on
            April 13, 2001)


   10.16.2  Stock Option Agreement, dated as of December 20, 1999, between IWO
            Holdings, Inc. and John Hart, Jr. (incorporated by reference to
            Exhibit 10.16.2 to IWO Holdings, Inc.'s and Independent Wireless
            One Corporation's Registration Statement on Form S-4, filed on
            April 13, 2001)


   10.16.3  Stock Option Agreement, dated as of March 20, 2000, between IWO
            Holdings, Inc. and David L. Standig (incorporated by reference to
            Exhibit 10.16.3 to IWO Holdings, Inc.'s and Independent Wireless
            One Corporation's Registration Statement on Form S-4, filed on
            April 13, 2001)


   10.16.4  Stock Option Agreement, dated as of March 20, 2000, between IWO
            Holdings, Inc. and John Hart, Jr. (incorporated by reference to
            Exhibit 10.16.4 to IWO Holdings, Inc.'s and Independent Wireless
            One Corporation's Registration Statement on Form S-4, filed on
            April 13, 2001)


   10.16.5* Stock Option Agreement, dated as of April 9, 2000, between IWO
            Holdings, Inc. and Steven M. Nielsen


   10.16.6  Stock Option Agreement, dated as of September 13, 2000, between IWO
            Holdings, Inc. and Steven M. Nielsen (incorporated by reference to
            Exhibit 10.16.6 to IWO Holdings, Inc.'s and Independent Wireless
            One Corporation's Registration Statement on Form S-4, filed on
            April 13, 2001)


   10.16.7* Stock Option Agreement, dated as of April 27, 2001, between IWO
            Holdings, Inc. and Timothy J. Medina (incorporated by reference to
            Exhibit 10.16.7 to Amendment No. 1 to IWO Holdings, Inc.'s and
            Independent Wireless One Corporation's Registration Statement on
            Form S-4, filed on June 13, 2001)

  Exhibit
  Number   Description
  -------  -----------
   10.17.1 Stock Option Agreement, dated as of December 20, 1999, between IWO
           Holdings, Inc. and J.K. Hage III (incorporated by reference to
           Exhibit 10.16.7 to IWO Holdings, Inc.'s and Independent Wireless One
           Corporation's Registration Statement on Form S-4, filed on April 13,
           2001)


   10.17.2 Stock Option Agreement, dated as of December 20, 1999, between IWO
           Holdings, Inc. and Solon L. Kandel (incorporated by reference to
           Exhibit 10.20 to IWO Holdings, Inc.'s Registration Statement on Form
           S-1, Registration No.333-39746, filed on June 21, 2000)


   10.17.3 Stock Option Agreement, dated as of December 20, 1999, between IWO
           Holdings, Inc. and Alfred F. Boschulte (incorporated by reference to
           Exhibit 10.21 to IWO Holdings, Inc.'s Registration Statement on Form
           S-1, Registration No.333-39746, filed on June 21, 2000)


   10.17.4 Letter Agreement, dated September 17, 2000, between IWO Holdings,
           Inc., Independent Wireless One Corporation and J.K. Hage III
           (incorporated by reference to Exhibit 10.17.4 to IWO Holdings,
           Inc.'s and Independent Wireless One Corporation's Registration
           Statement on Form S-4, filed on April 13, 2001)


   10.17.5 Consulting Agreement, dated September 17, 2000, between IWO
           Holdings, Inc., Independent Wireless One Corporation and J.K. Hage
           III (incorporated by reference to Exhibit 10.17.5 to IWO Holdings,
           Inc.'s and Independent Wireless One Corporation's Registration
           Statement on Form S-4, filed on April 13, 2001)


   10.17.6 Letter Agreement, dated August 24, 2000, between IWO Holdings, Inc.,
           Independent Wireless One Corporation and Solon L. Kandel
           (incorporated by reference to Exhibit 10.17.6 to IWO Holdings,
           Inc.'s and Independent Wireless One Corporation's Registration
           Statement on Form S-4, filed on April 13, 2001)


   10.17.7 Letter Agreement, dated November 6, 2000, between IWO Holdings,
           Inc., Independent Wireless One Corporation and Solon L. Kandel
           (incorporated by reference to Exhibit 10.17.7 to IWO Holdings,
           Inc.'s and Independent Wireless One Corporation's Registration
           Statement on Form S-4, filed on April 13, 2001)


   10.18   Form of Management Bonus Stock Purchase Agreement (incorporated by reference to Exhibit 10.23 to IWO Holdings, Inc.'s Registration
           Statement on Form S-1, Registration No. 333-39746, filed on June 21,
           2000)


   10.19   Form of Management Warrant (incorporated by reference to Exhibit
           10.24 to IWO Holdings, Inc.'s Registration Statement on Form S-1,
           Registration No. 333-39746, filed on June 21, 2000)


   10.20   Indenture, dated as of February 2, 2001, among IWO Holdings, Inc.,
           Independent Wireless One Corporation and Firstar Bank, N.A., as
           trustee for the Senior Notes (incorporated by reference to Exhibit
           4.1 to IWO Holdings, Inc.'s and Independent Wireless One
           Corporation's Registration Statement on Form S-4, filed on April 13,
           2001)


   10.21 Notes Registration Rights Agreement, dated as of February 2, 2001, among IWO Holdings, Inc. and Independent Wireless One Corporation and Credit Suisse First Boston Corporation (acting through an affiliate, Donaldson, Lufkin & Jenrette Securities Corporation),
           Chase Securities Inc., BNP Paribas Securities Corp. and UBS Warburg
           LLC as representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.6 to IWO Holdings, Inc.'s and Independent
           Wireless One Corporation's Registration Statement on Form S-4, filed on April 13, 2001)


   10.22   Security and Control Agreement, dated as of February 2, 2001, among
           IWO Holdings, Inc., Independent Wireless One Corporation and Firstar
           Bank, N.A., as securities intermediary for the Senior Notes
           (incorporated by reference to Exhibit 4.7 to IWO Holdings, Inc.'s and Independent Wireless One Corporation's Registration Statement on
           Form S-4, filed on April 13, 2001)

  Exhibit
   Number   Description
  -------   -----------
   10.23.1* Employment Agreement, dated as of April 27, 2001, between IWO
            Holdings, Inc., Independent Wireless One Corporation and Timothy J.
            Medina (incorporated by reference to Exhibit 10.22.1 to Amendment
            No. 1 to IWO Holdings, Inc.'s and Independent Wireless One
            Corporation's Registration Statement on Form S-4, filed on June 13,
            2001)


   21.1     Subsidiaries of IWO Holdings, Inc. (incorporated by reference to
            Exhibit 21.1 to IWO Holdings, Inc.'s Registration Statement on Form
            S-1, Registration No. 333-39746, filed on June 21, 2000)


   23.1     Consent of PricewaterhouseCoopers LLP, Independent Accountants


   23.2     Consent of Ernst & Young LLP, Independent Auditors


   23.3**   Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)


   24.1     Power of Attorney (see Signature Pages)

--------

* Filed herewith. All other exhibits have been previously filed unless otherwise indicated.

**  To be filed by amendment.
+ Confidential treatment has been requested for portions of these exhibits. Omitted material has been filed separately with the Commission.

(b)  Financial Statement Schedules

  (1) Schedule

    Report of Independent Accountants on Financial Statement Schedule
    Schedule II--Valuation and Qualifying Accounts

   All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Item 22. Undertakings

   The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Horizon PCS, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (5) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant or co-registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant and co-registrant have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant or co-registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant and co-registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albany, State of New York, on June 11, 2001.

                                          IWO Holdings, Inc.

                                               /s/ Steven M. Nielsen
                                          By:__________________________________
                                                    Steven M. Nielsen
                                              President and Chief Executive
                                                         Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

                 Signature                            Title                  Date
                 ---------                            -----                  ----

           /s/ Steven M. Nielsen            President, Chief Executive   June 11, 2001
___________________________________________  Officer and Director
             Steven M. Nielsen               (Principal Executive
                                             Officer)

                     *                      Director                     June 11, 2001
___________________________________________
               J.K. Hage III

                     *                      Director                     June 11, 2001
___________________________________________
              Solon L. Kandel

                     *                      Director                     June 11, 2001
___________________________________________
          Christopher J. Stadler

                     *                      Director                     June 11, 2001
___________________________________________
               Mamoun Askari

                     *                      Director                     June 11, 2001
___________________________________________
               James O. Egan

                     *                      Director                     June 11, 2001
___________________________________________
            Thomas J. Sullivan

                     *                      Director                     June 11, 2001
___________________________________________
               Savio W. Tung

                     *                      Director                     June 11, 2001
___________________________________________
          Christopher J. O'Brien


                 Signature                            Title                  Date
                 ---------                            -----                  ----
                     *                      Director                     June 11, 2001
___________________________________________
            Alfred F. Boschulte

                     *                      Director                     June 11, 2001
___________________________________________
                Brian Kwait

                     *                      Director                     June 11, 2001
___________________________________________
              Harley Ruppert

        *By: /s/ Steven M. Nielsen
___________________________________________
             Steven M. Nielsen
             Attorney-in-fact

                             POWER OF ATTORNEY

   We, the undersigned directors and/or officers of IWO Holdings, Inc., hereby severally constitute and appoint Steven M. Nielsen with full powers of substitution and resubstitution, our true and lawful attorney, with full power to sign for us, in our names and in the capacities indicated below, the registration statement on Form S-1 filed herewith with the Securities and Exchange Commission, and any and all amendments to said registration statement (including post-effective amendments), and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as said attorney might or could do in person, and hereby ratifying and confirming all that said attorney, or his substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

                 Signature                            Title                  Date
                 ---------                            -----                  ----
           /s/ Timothy J. Medina            Chief Financial Officer      June 13, 2001
___________________________________________  (Principal Financial
             Timothy J. Medina               Officer and Principal
                                             Accounting Officer)

          /s/ Charles K. Marquis            Director                     June 13, 2001
___________________________________________
            Charles K. Marquis

                      Report of Independent Accountants on
                          Financial Statement Schedule

To the Board of Directors and Stockholders of IWO Holdings, Inc. and Subsidiaries

   Our audits of the consolidated financial statements referred to in our report dated February 23, 2001 appearing in this Form S-1 Registration Statement of IWO Holdings, Inc. and Subsidiaries also included an audit of the financial statement schedule listed in Item 16(b)(1) of this Form S-1 Registration Statement. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

                                             /s/ PricewaterhouseCoopers LLP

Albany, New York
February 23, 2001

                       IWO HOLDINGS INC. AND SUBSIDIARIES

                          FINANCIAL STATEMENT SCHEDULE

                     II--VALUATION AND QUALIFYING ACCOUNTS

                                 (in thousands)

                                                                   Addition
                                                          Balance  charged                        Balance
                                                            at     to costs Charged               at End
                                                         Beginning   and    to other   Deductions   of
Classification                     Description           of period expenses accounts      (b)     period
--------------           ------------------------------- --------- -------- --------   ---------- -------
For the year ended
 December 31, 2000       Allowance for doubtful accounts  $  --    $ 1,308   $ 411(a)   $(1,407)  $   312
                         Income tax valuation allowance   $5,574   $17,607   $ --       $   --    $23,181


For the period December
 20, 1999 through
 December 31, 1999       Allowance for doubtful accounts  $  --    $   --    $ --       $   --    $   --
                         Income tax valuation allowance   $5,198   $   376   $ --       $   --    $ 5,574


For the period January
 1, 1999 through
 December 20, 1999       Allowance for doubtful accounts  $  --    $   --    $ --       $   --    $   --
                         Income tax valuation allowance   $   21   $ 5,177   $ --       $   --    $ 5,198


For the year ended
 December 31, 1998       Allowance for doubtful accounts  $  --    $   --    $ --       $   --    $   --
                         Income tax valuation allowance   $  --    $    21   $ --       $   --    $    21

--------
(a)  Recoveries
(b)  Write-off

                                 EXHIBIT INDEX

 Exhibit
 Number  Description
 ------- -----------
 23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants
 23.2    Consent of Ernst & Young LLP, Independent Auditors